Exhibit D

INTRODUCTION

This description of the Federative Republic of Brazil (“Brazil” or the “Republic”) is dated as of September 30, 2016 and appears as Exhibit D to the Republic’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2015. In this report, references to “dollars”, “U.S. dollars”, “US$” and “$” are to United States dollars, and references to “Real”, “Reais” and “R$” are to Brazilian Reais. The fiscal year of the federal government of Brazil (the “Federal Government”) ends December 31 of each year. The fiscal year ended December 31, 2015 is referred to herein as “2015”, and other years are referred to in a similar manner. Tables herein may not add due to rounding.

The following table sets forth certain exchange rate information reported by the Central Bank for the sale of U.S. dollars, expressed in nominal Reais, for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the Real.

Table No. 1

Commercial Exchange Rates

R$/US$1.00 (Sell Side)

	2011	2012	2013	2014	2015
Average for Period (1)	1.6746	1.955	2.1605	2.3547	3.3387
End of Period	1.8758	2.0435	2.3426	2.6562	3.9048
% Change (End of Period)	12.6%	8.9%	14.6%	13.4%	47.0%

(1)	Weighted average of the exchange rates on business days during the period.

Source: Central Bank

The Brazilian Real-U.S. dollar exchange rate (sell side), as published by the Central Bank was R$3.2235 to US$1.00 on September 29, 2016.

MAP OF BRAZIL

BRAZIL
ATLANTIC OCEAN
PACIFIC OCEAN
SOUTH ATLANTIC OCEAN
VENEZUELA
COLOMBIA
ECUADOR
PERU
BOLIVIA
CHILE
ARGENTINA
PARAGUAY
URUGUAY
SURINAME
GUYANA
FRENCH GUIANA
CAYENNE
Amazon Basin
AMAZONAS
ACRE
PARÁ
AMAPÁ
Boa Vista
Macapá
Belém
Manaus
Porto Velho
Rio Branco
São Luís
Teresina
Fortaleza
Natal
João Pessoa
Recife
Maceió
Salvador
Palmas
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
GOIÁS
BRASILIA
Goiânia
Cuiabá
Pantanal
Campo Grande
Belo Horizonte
Vitória
São Paulo
Rio de Janeiro
Curitiba
Florianópolis
Porto Alegre
LA PAZ
LIMA
ASUNCIÓN
Andes Mountains

SUMMARY

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

Table No. 2

Selected Brazilian Economic Indicators

	2011	2012	2013	2014	2015
Gross Domestic Product (“GDP”):
(in billions of current Brazilian Reais)	4,373.7	4,805.9	5,316.5	5,687.3	5,904.3
(in US$ billions current prices) (1)	2,612.9	2,459.0	2,461.4	2,415.9	1,768.8
Real GDP Growth (or decline) (2)	3.9%	1.9%	3.0%	0.1%	-3.8%
Population (millions) (3)	192.4	193.9	201.0	202.8	204.5
GDP Per Capita (in US$ current prices)	13,236.77	12,341.72	12,243.44	11,913.81	8,650.52
Unemployment Rate (4)	6.0%	5.5%	5.4%	4.8%	6.8%
IPCA (Rate of Change) (5)	6.5%	5.8%	5.9%	6.4%	10.7%
IGP-DI (Rate of Change) (6)	5.0%	8.1%	5.5%	3.8%	10.7%
Nominal Devaluation Rate (7)	12.6%	8.9%	14.6%	13.4%	47.0%
Domestic Real Interest Rate (8)	4.8%	2.5%	2.2%	4.2%	2.4%

Balance of Payments (in US$ billions)
Exports	255.5	242.3	241.6	224.1	190.1
Imports	227.9	224.9	241.2	230.7	172.4
Current Account	-77.0	-74.2	-74.8	-104.2	-58.9
Capital and Financial Account (net)	0.3	0.2	0.3	0.2	0.4
Overall Balance (Change in Reserves)	-79.2	-74.0	-72.7	-100.6	-56.8
Reserve Assets	58.6	18.9	-5.9	10.8	1.6
Total Official Reserves	352.0	378.6	375.8	374.1	368.7

Public Finance (% of GDP) (9)
Central Government Primary Balance (10)	2.1%	1.8%	1.4%	-0.4%	-2.0%
Consolidated Public Sector Primary Balance (11)	2.9%	2.2%	1.7%	-0.6%	-1.9%

Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD) (in R$ billions)	1,603.9	1,783.1	1,916.7	2,028.1	2,183.6
External Federal Public Debt (EFPD) (in R$ billions)	90.1	83.3	91.3	94.7	112.3
Federal Public Debt as % of Nominal GDP	38.7%	38.8%	37.8%	37.3%	38.9%
Total Federal Public Debt (in R$ billions) (12)	1,694.0	1,866.4	2,008.0	2,122.8	2,295.9

General Government Gross and Net
General Government Gross Debt (GGGD) (in R$ billions) (13)	2,243.6	2,583.9	2,748.0	3,252.4	3,927.5
GGGD as % of GDP	51.3%	53.8%	51.7%	57.2%	66.5%
Public Sector Net Debt (PSND) (in R$ billions) (14)	1,508.5	1,550.1	1,626.3	1,883.1	2,136.9
PSND as % of GDP	34.5%	32.3%	30.6%	33.1%	36.2%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Accumulated in the last 12 months, as compared to the same period of the previous year - current prices.
(3)	Estimated
(4)	Estimated annual average unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife.

(5)	The Broad National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely used indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian Real (sell side).
(8)	Interest rate - Selic (Sistema Especial de Liquidação e Custódia or “Selic”) accumulated in the month deflated by the monthly IPCA.
(9)	Calculated pursuant to “below the line” method, which corresponds to the change in the total net debt (domestic or external) of the public sector, therefore: surplus (-)/deficit (+).
(10)	The Central Government consists of the National Treasury Secretariat (Secretaria do Tesouro Nacional), the Social Security System (Sistema da Previdencia Social) and the Central Bank. The Consolidated Public Sector consists of the Central Government, Regional Governments (including State and Municipal) and the state-owned enterprises, except Petrobras and Eletrobras.
(11)	Primary balance represents Government revenues less Government expenditures, excluding interest expenditures on public debt.
(12)	Total Federal Public Debt informed by the National Treasury Secretariat.
(13)	The General Government Gross Debt (GGGD) pertains to that of the Federal, State and Municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned enterprises (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities likewise do not figure in this indicator.
(14)	The Public Sector Net Debt (“PSND”) refers to the total liabilities of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, PSND includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).

Source: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury Secretariat

THE FEDERATIVE REPUBLIC OF BRAZIL

Area, Population and Society

Brazil is the fifth largest country in the world and occupies nearly half the land area of South America, sharing borders with every country in South America except Chile and Ecuador. Brazil is officially divided into five regions consisting of 26 States and the Federal District, where the Republic’s capital, Brasília, is located. The official language of Brazil is Portuguese.

Brazil has one of the most extensive river systems in the world. The dense equatorial forests and semi-arid plains of the North are drained by the Amazon River and the fertile grasslands of the South by the Paraná, Paraguay and Uruguay Rivers. Other river systems drain the central plains of Mato Grosso and the hills of Minas Gerais and Bahia. Most of the country lies between the Equator and the Tropic of Capricorn, and the climate varies from tropical to temperate. More than half of the total terrain of Brazil consists of rolling highlands varying from 650 to 3,000 feet in altitude.

According to the most recent demographic census conducted by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística, or “IBGE”) in 2010, Brazil had an estimated population of 190.8 million that year. The IBGE estimated that Brazil’s population as of December 31, 2015 was 204.5 million. The average age of the Brazilian population, as reported by IBGE in its 2010 Population Census, was 32.1 years. The following table sets forth the age distribution of the Brazilian population as of 2010:

Table No. 3

Brazilian Population Distribution by Sex, According to Age Groups

Age	Number of men	Percentage of men	Number of women	Percentage of women
0-4 years	7,016,987	3.7%	6,779,172	3.6%
5-9 years	7,624,144	4.0%	7,345,231	3.9%
10-14 years	8,725,413	4.6%	8,441,348	4.4%
15-19 years	8,558,868	4.5%	8,432,002	4.4%
20-24 years	8,630,227	4.5%	8,614,963	4.5%
25-29 years	8,460,995	4.4%	8,643,418	4.5%
30-34 years	7,717,657	4.0%	8,026,855	4.2%
35-39 years	6,766,665	3.5%	7,121,916	3.7%
40-44 years	6,320,570	3.3%	6,688,797	3.5%
45-49 years	5,692,013	3.0%	6,141,338	3.2%
50-54 years	4,834,995	2.5%	5,305,407	2.8%
55-59 years	3,902,344	2.0%	4,373,875	2.3%
60-64 years	3,041,034	1.6%	3,468,085	1.8%
65-69 years	2,224,065	1.2%	2,616,745	1.4%
70-74 years	1,667,373	0.9%	2,074,264	1.1%
75-79 years	1,090,518	0.6%	1,472,930	0.8%
80-84 years	668,623	0.4%	998,349	0.5%
85-89 years	310,759	0.2%	508,724	0.3%
90-94 years	114,964	0.1%	211,595	0.1%
95-99 years	31,529	0.0%	66,806	0.0%
Over 100 years	7,247	0.0%	16,989	0.0%
Total Brazil	190,755,799

Source: IBGE

IBGE also estimated that, as of 2010, the population was growing at a rate of 1.17% per year. Approximately 160.9 million people, or 84.4% of the population, live in urban areas. According to the 2010 Census, the largest cities in Brazil were São Paulo and Rio de Janeiro, with estimated populations of 11.2 million and 6.3 million, respectively. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 41.2 million, 15.9 million and 19.5 million, respectively.

According to the United Nations’ Human Development Report Office, Brazil has made significant progress in improving social welfare over the past three decades. During that period, life expectancy in Brazil increased by 19.2% (from 62.5 years in 1980 to 74.5 years in 2014) and the infant mortality rate decreased by 79.2% (from 59 per 1,000 live births in 1990 to 12.3 per 1,000 live births in 2013). Adjusted for purchasing power parity by the International Monetary Fund, real GDP per capita rose by 237.1% from 1980 (US$4,809.6) to 2014 (US$16,211.6). In addition, the reduction in inflation under the Plano Real and the consequent diminution of the erosion of purchasing power have improved the social welfare of large numbers of lower-income Brazilians.

The following table sets forth comparative GDP per capita figures and other selected comparative social indicators.

Table No. 4

Social Indicators

	Brazil	Chile	Colombia	Mexico	U.S.
Real GDP Per Capita (1) (2)	$15,359.3	$22,316.2	$13,800.8	$17,276.6	$55,836.8
Life Expectancy at Birth (years) (3)	74.1	81.2	73.8	76.5	78.8
Infant Mortality Rate (per 1,000 births) (1)	14.6	7.0	13.6	11.3	5.6
Adult Literacy Rate (4)	91.5%	96.7%	93.6%	94.0%	n.a.

(1)	2015 data.
(2)	GDP per capita estimates here are derived from purchasing power parity (PPP) calculations with current international dollars. PPP GDP is gross domestic product converted to international dollars using purchasing power parity rates. An international dollar has the same purchasing power over GDP as the U.S. dollar has in the United States.
(3)	2014 data.
(4)	Data refer to the most recent year available (2013 for Brazil and Mexico, 2011 for Chile and Colombia).

Source: World Bank

Form of Government and Political Parties

Brazil is a democratic state with a civilian led government. The current Brazilian Constitution (Constituição da República Federativa do Brasil or the “Constitution”) was enacted in 1988. Brazil is a federative republic with broad powers granted to the Federal Government. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral National Congress of Brazil (Congresso Nacional do Brasil or the “National Congress”), composed of the Chamber of Deputies (Câmara dos Deputados) and the Senate (Senado Federal); and a judicial branch consisting of the Federal Supreme Court (Supremo Tribunal Federal or “STF”), the Superior Court of Justice (Superior Tribunal de Justiça or “STJ”) and lower federal and State courts.

Under the Constitution, the President is elected by direct vote, and the President and certain other elected officials may be re-elected for a second term. The President’s powers include the right to appoint ministers and key executives in selected administrative posts. The President may issue provisional measures (medidas provisórias) with the same scope and effect as legislation enacted by the National Congress. However, the Constitution prohibits the issuance of provisional measures for, among other things, the implementation of multi-year plans and budgets, the seizure of financial or other assets, and the regulation of matters that the Constitution specifically requires the National Congress to regulate through complementary law. Provisional measures are enforceable for up to 60 days and are extendable for a single additional period of 60 days. If a provisional measure is rejected or if it is not approved by the National Congress within the enforcement period, the provisional measure becomes invalid as of the date it was issued. The Constitution expressly prohibits the re-issuance of provisional measures not approved by the National Congress within the enforcement period.

In October 2010, the Workers’ Party (Partido dos Trabalhadores or “PT”) candidate, Dilma Vana Rousseff, was elected President. She took office on January 1st, 2011, replacing outgoing President Luiz Inácio Lula da Silva. In October 2014, President Rousseff was reelected for a second four-year term which began January 1st, 2015. President Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her (See “Recent

Developments – Impeachment Proceedings” below). President Rousseff was replaced by Vice-President Michel Temer, a member of the Brazilian Democratic Movement Party (Partido do Movimento Democrático Brasileiro, or “PMDB”), who served as acting President until Ms. Roussef was permanently removed from office by the Senate on August 31, 2016. President Temer will serve as President until December 2018.

The legislative branch of the Federal Government consists of a bicameral National Congress composed of the Senate and the Chamber of Deputies. The Senate has 81 senators, elected for staggered eight-year terms, and the Chamber of Deputies has 513 deputies, elected for concurrent four-year terms. Each State and the Federal District is entitled to three senators. The number of deputies from each State is generally proportional to the size of its population. However, each State, regardless of size, is entitled to have a minimum of 8 deputies and a maximum of 70 deputies. This quasi-proportional system assures smaller States (whether by size or population) an important role in the National Congress.

During the October 2014 elections, 513 federal deputies and 27 of 81 senators were elected, taking office on February 2nd, 2015.

Following the October 2014 elections, Senator Renan Calheiros and Deputy Eduardo Cunha, each a member of the PMDB, were elected presidents of the Senate and of the Chamber of Deputies, respectively. In May 2016, the Supreme Court temporarily removed Mr. Cunha from his mandate as a Deputy by accepting an injunction proposed by the Prosecutor General of the Republic (Procurador-Geral da República or “Prosecutor General”), Rodrigo Janot. The Prosecutor General argued that Mr. Cunha was hindering the Lava Jato investigation (see “Lava Jato Investigation and other Corruption Investigations” below). Mr. Cunha is a defendant in one judicial proceeding and investigated in other procedures related to the Lava Jato investigation. Mr. Cunha was replaced as President of the Chamber of Deputies by the 1st vice-president of the Chamber, Deputy Waldir Maranhão a member of the Progressive Party (Partido Progressista or “PP”). On July 7, 2016, Mr. Cunha resigned from the presidency of the Chamber of Deputies. Due to Mr. Cunha’s resignation, elections were held and, on July 14, 2016, Deputy Rodrigo Maia, a member of the Democratic Party (Partido Democratas, or “DEM”) was elected president of the Chamber of Deputies to complete the 2015-2016 term, ending in February 2017.

Judicial power is exercised by the Federal Supreme Court (composed of 11 justices), the Superior Court of Justice (composed of 33 justices), the Federal Regional Courts (appeals courts), military courts, labor courts, electoral courts and several lower courts. The STF, whose members are appointed by the President (with mandatory retirement at 75 years of age), has ultimate appellate jurisdiction over decisions rendered by lower federal and State courts on Constitutional matters. The STJ, whose members are also appointed by the President (with mandatory retirement at 75 years of age), is responsible for standardizing the interpretation of federal law.

Brazil is divided administratively into 26 States and the Federal District. The States are designated as autonomous entities within the federative union and have all powers that the Constitution does not preclude the States from exercising. The Constitution reserves to the Federal Government the exclusive power to legislate in certain areas, including, among others, monetary systems, foreign affairs and trade, social security and national defense. The States may exercise legislative power in matters not reserved exclusively for the Federal Government and have, concurrently with the Federal Government, certain powers of taxation. At the State level, executive power is exercised by governors elected for four-year terms and legislative power by State deputies, also elected for four-year terms. Judicial power at the State level is vested in State courts, and appeals of State court judgments may be taken to the Superior Court of Justice and the Federal Supreme Court.

Recent Developments

Impeachment Proceedings

Impeachment proceedings against President Rousseff began in December 2015, based on charges of crimes of malversation (crimes de responsabilidade administrativa), involving alleged improprieties in the execution of the national budget. Both the Chamber of Deputies and the Senate analyzed the case for impeachment and decided to proceed with impeachment. After the Chamber of Deputies determined that there were sufficient grounds to move forward with the impeachment, the Senate voted on May 12, 2016 to commence the impeachment trial. As a result, President Rousseff was temporarily suspended from office and replaced by Vice-President Michel Temer (PMDB), to serve as acting President. Upon taking office, acting President Temer reduced the number of ministries from 32 to 24 and appointed a new cabinet and a new Attorney General of the Republic (Advogado Geral da União).

The actual impeachment trial occurred in the Senate, with the President of the STF presiding. The Senate concluded the impeachment trial on August 31, 2016, and voted to permanently remove President Rousseff from office with 61 votes in favor, more than the required constitutional minimum of 54 votes necessary to remove the president. President Temer took office on the same day, and will serve as President until December 2018. The line of presidential succession is now composed of Deputy Rodrigo Maia (DEM), the current president of the Chamber of Deputies, Senator Renan Calheiros (PMDB), the current president of the Senate and Justice Carmen Lucia, current president of the Supreme Court.

Lava Jato Investigation and other Corruption Investigations

Brazilian judges and prosecutors have continued to pursue the complex investigation that began with the investigation referred to as “Lava Jato”, which has uncovered an alleged bribery, money laundering and embezzlement scheme involving the provision of goods and services to the oil company Petróleo Brasileiro S.A. (Petrobras), the majority of which is state-owned. Numerous elected officials, public servants and executives and other personnel of major companies have been subject to investigation, arrest, criminal charges and other proceedings. As a result of these revelations and the ensuing legal proceedings, more than 200 individuals have been subject to criminal charges.

Another ongoing corruption investigation, the Zelotes investigation, focuses on suspected corruption at Brazil’s Administrative Council of Tax Appeals (Conselho Administrativo de Recursos Fiscais), an agency within Brazil’s Ministry of Finance (Ministério da Fazenda). Federal investigators have reportedly identified suspect administrative decisions related to tax disputes. The crimes being investigated are influence peddling, passive and active bribery, criminal organization, and money laundering.

Investigation of Irregularities in the 2014 Presidential Election

The PSDB, the opposition party whose candidate (Senator Aécio Neves) was defeated in the 2014 presidential elections, filed a challenge (Ação de Impugnação de Mandato Eleitoral) against the 2014 re-election of President Dilma Rousseff and Vice-President Michel Temer, based on alleged abuse of political and economic power during the elections. In October 2015, the Superior Electoral Court (Tribunal Superior Eleitoral) decided to proceed with an investigation of the case. On April 19, 2016, the tribunal ordered the parties to produce additional evidence. Because the investigation is ongoing, the potential impact on Brazilian political affairs is unknown. Michel Temer would have to step down from office if the abuse of political and economic power allegations are proved.

Foreign Affairs and Membership in International Organizations

Brazil maintains diplomatic and trade relations with almost every nation in the world. It has been a member of the United Nations since 1945. The Republic participates in the organizations under the control of the United Nations Secretariat, as well as others specialized agencies, such as the Food and Agriculture Organization.

Brazil is an original member of the International Monetary Fund (“IMF”) and the World Bank, as well as of three affiliates of the World Bank: the International Finance Corporation, the International Development Association and the Multilateral Investment Guaranty Agency. Brazil was an original member of the General Agreement on Tariffs and Trade and is a charter member of the World Trade Organization. In addition, Brazil is an original member of the Inter-American Development Bank (“IDB”), the Inter-American Investment Corporation, the African Development Bank Group and the International Fund for Agricultural Development.

Brazil is an active member of the Group of Twenty (“G-20”), which is the premier forum for international cooperation on the most important aspects of international economic and financial issues. It brings together the countries composing the world’s developed and emerging economies.

Brazil is also a member of the Brazil-Russia-India-China-South Africa (“BRICS”) group. A BRICS summit took place in Russia, on July 9, 2015, with an overarching theme of “BRICS Partnership – a Powerful Factor of Global Development.” This event was the seventh since the BRICS group was formed in 2009. The meeting marked the entry into force of the articles constituting the New Development Bank (“NDB”) and the Contingent Reserves Arrangement (“CRA”). The NDB’s purpose is to mobilize resources for infrastructure and sustainable development projects in BRICS and other emerging and developing economies. The NDB has an initial authorized capital of US$100 billion. The initial subscribed capital of US$50 billion is to be equally distributed among the founding members. The voting power of each member will equal its subscribed shares in the NDB’s capital stock. The CRA facilitates use of liquidity and precautionary instruments in response to actual or potential short-term balance of payments pressures. The CRA will have US$100 billion of resources once initial commitments are fulfilled. Such individual commitments are as follow: China – US$41 billion; Brazil – US$18 billion; Russia – US$18 billion; India – US$18 billion; South Africa – US$5 billion. The eighth BRICS summit will take place in India, on October 15, 2016, with an overarching theme of Building Responsive, Inclusive and Collective Solutions.

The Republic accepted China’s invitation to participate as a founding member of the Asian Infrastructure Investment Bank. Representatives from 57 prospective founding members, Brazil included, gathered on June 29, 2015 in Beijing at a signing ceremony of the bank’s articles of agreement, with 50 prospective founding members signing the articles of agreement. Prospective founding members have until December 31, 2016 to complete domestic procedures for ratification, acceptance or approval of the articles of agreement. Brazil’s initial subscription to the authorized capital stock is 3.2% or US$3.2 billion, of which twenty percent would be paid in and eighty percent callable.

At a regional level, Brazil participates in the Organization of American States (“OAS”) and in several sub-regional organizations under the OAS, as well as in the Latin American Economic System, the Latin American Integration Association, the Andean Development Corporation, the Financial Fund for the Development of the River Plate Basin and the Southern Common Market (Mercado Comum do Sul, or “Mercosul”). Brazil is also a member state of the Union of South American Nations (União de Nações Sul-Americanas, or “Unasul”).

In March 1991, Brazil, Argentina, Paraguay and Uruguay signed the Treaty of Asunción, formally establishing Mercosul. In December 1994, these four member countries signed an agreement establishing January 1st, 1995 as the date for the implementation of a Common External Tariff (Tarifa Externa Comum, or “CET”), which is intended to transform the region into a customs union. On July 31, 2012, Venezuela was admitted to Mercosul as its fifth full member.

In addition to the full member countries, Mercosul has as associate members: Chile, Colombia, Ecuador, Peru, Guyana (pending ratification) and Suriname (pending ratification). Associate members are included in free trade treaties but have no voting rights within Mercosul.

In May 2015, Brazil and China signed a Joint Action Plan 2015-2021, which includes 35 cooperation agreements in infrastructure, defense, energy, trade, among other areas.

Also in May 2015, Brazil and Mexico signed agreements to deepen bilateral relations, focusing on the expansion of trade and industrial cooperation, also including sectors of air services, tourism, tropical agriculture, fisheries, aquaculture and environment.

In June 2015, Brazil and the United States announced a series of bilateral cooperation agreements and commitments regarding bilateral, regional and multilateral agendas in trade, security, defense, agriculture, education, science and technology.

In August 2015, Brazil and Germany signed agreements and memoranda of understanding on technical cooperation in areas such as trade, agriculture, education, labor, energy, health, environment, security, science and technology and culture.

In September 2016, Brazil and China signed investment and cooperation agreements, including sale of Embraer jets, acquisition of shares of Brazilian companies, construction of a multi-cargo port terminal and of a steel plant, both in the state of Maranhão.

THE BRAZILIAN ECONOMY

Historical Background

The Brazilian economy experienced high inflation during the late 1980s and early 1990s. This prompted the Federal Government to pursue a series of stabilization plans, which were mostly ineffective. In December 1993, the Federal Government announced a new stabilization program, known as the Plano Real (“Plano Real”), which proved to be effective in terms of curtailing inflation and building a foundation for sustained economic growth. The Plano Real was also designed to address persistent deficits in the Federal Government’s accounts, expansive credit policies and widespread, backward-looking indexation.

The Plano Real was very successful in reducing Brazilian inflation from hyperinflation, fighting indexation and adopting monetary austerity. Largely as a result of the measures implemented under the Plano Real, the average monthly rate of inflation dropped significantly; the annual rate of inflation for 1994 fell to 916.5%, down from 2,477.1% in 1993.

However, after only a few years, in 1998, the fixed exchange rate was threatened by an adverse global economic environment and a fragile fiscal policy. In early 1999, due to market pressures, the Federal Government announced that the Real would float. In July 1999, the Federal Government formally adopted inflation targeting as its monetary policy framework. After a successful start in 1999 and 2000, the Republic was unable to meet inflation targets between 2001 and 2003. From 2005 to 2014, the Central Bank kept annual inflation within the limits determined by the National Monetary Council (Conselho Monetário Nacional, or “CMN”). The target was 4.5%, with a tolerance interval of plus or minus 2.5% in 2005 and plus or minus 2.0% for all the other years. For the first time since 2005, the target set for the 2015 inflation was not fulfilled. – See “The Brazilian Economy – Prices” for more information.

To stabilize its foreign exchange market, in 1999, Brazil renegotiated a standby loan facility with the IMF. With the facility, Brazil was able to reduce its balance of payments funding needs while the exchange market stabilized. In 2005, Brazil decided not to renew its credit facility and paid all outstanding amounts to the IMF.

Maintenance of a fiscal primary balance surplus has contributed positively to Brazil’s monetary policy. In each year from 2000 through 2013, the Federal Government achieved its fiscal primary balance target, which is set in Brazil’s annual budget and adjusted by amendment as circumstances require.

In 2009 and 2010, during the international financial crisis, the Federal Government met the adjusted targets of 1.95% and 2.6% of GDP, respectively. In 2012, due to a drop in tax revenue collections, increased tax exemptions and the inability of Brazil’s regional governments to meet their fiscal targets, the Federal Government adjusted its fiscal primary balance target to 2.2% of GDP. In 2013, due to reduced revenue from existing taxes and the tax losses resulting from tax exemptions, Brazil’s adjusted consolidated public sector primary balance was a surplus of R$91.3 billion (1.8% of GDP). In 2014, notwithstanding the fiscal effort, Brazil’s adjusted consolidated primary sector balance registered a deficit of R$32.5 billion (0.6% of GDP). For 2015, the amended Budgetary Guidelines Law (Lei de Diretrizes Orcamentarias or “Budgetary Guidelines”) allowed a primary deficit of R$ 119.9 billion (2% of GDP) for the consolidated public sector, of which the actual balance was a primary deficit of R$111.2 billion (1.9% of GDP). See Public Finance – Consolidated Public Sector Fiscal Performance.

The Brazilian Economy in 2015

The expectation at the end of 2014 was that the Brazilian economy would display modest growth in 2015 (0.5% per year). However, after the 2014 GDP results (0.1% year over year) and the disclosure of the 1Q15 GDP (-1% quarter on quarter), expectations began to deteriorate quickly. There was the perception that the increase in interest rates and the ongoing fiscal adjustments should still reflect on the economy during the upcoming months. On the supply side, the industry and services sectors displayed substantial deterioration. On the demand side, investments continued to decrease, as well as household consumption. In 2015, GDP dropped 3.8%.

Furthermore, there was a strong retraction in investment, which is the main growth vector of the economy. For example, there was a contraction in Petrobras investments as a result of the crisis in connection with the Lava Jato investigation. Other factors that contributed to the poor performance of the economy were the contractive monetary policy adopted throughout the year, because of the misalignment of domestic prices and the loss of investment grade rating of Brazilian sovereign external debt by Moody’s, Standard and Poor’s and Fitch Ratings.

In the external sector, the current account went through a strong deficit adjustment in 2015. Exchange rate devaluation and balance of trade recovery weighed favorably, in particular in the second half of the year. There was a reduction in the deficit in the services category, with cuts in spending on oversea trips, as well as in the deficit of primary income, in particular in the payment of profits and dividends. The balance of payments showed a very favorable financing of the current account balance in 2015, despite the reduction in the inflow of direct investments into the country and in portfolio investments in part due to the loss of investment grade.

Regarding inflation, price levels increased significantly in 2015, reaching the highest inflation rate since 2002. These increases took place mainly due to two factors. The first was the realignment of administrated prices in relation to free prices, as in the case of gasoline and transportation, as well as adverse offer shocks, as in the case of electric energy (responsible for 20% of inflation in 2015). The second factor was the realignment of domestic prices in relation to prices applied abroad, prompted by exchange rate depreciation (intensified beginning in August). Local currency depreciation more than compensated for the drop in international commodity prices, resulting in price increases for basic supplies. Along the same line, monetary policy was marked by the continuity of the monetary tightening process, which had begun in the last quarter of 2014.

With respect to the fiscal situation, the Budgetary Guidelines had originally established a target of R$66.3 billion (1.1% of GDP) for the consolidated public sector, with R$55.3 billion (0.95% of GDP) for the Central Government (comprised by the National Treasury Secretariat, the Social Security System and the Central Bank) . The Central Government promoted a series of measures to adjust revenue and expenditures to meet this target. There was also a clear reversal of the credit stimulus policy offered by public banks, as the National Treasury did not transfer bonds or cash to these institutions throughout the year. However, the evolution of economic activity, which significantly reduced tax inflow and contributions, and the dynamics of mandatory expenditures, which increased in the period, led the government to suggest a revision of the 2015 fiscal target in mid-July. On that occasion, the primary results were changed to 0.15%, 0.7% and 1.3% of the GDP respectively for 2015, 2016 and 2017.

However, due to a severe cooling of the economy, the fulfillment of the fiscal target proposed in July proved to be less likely. The need for arrears payments, pursuant to Auditing Court Decision (Tribunal de Contas da União or “TCU”) No. 825/2015, also impacted the expected fiscal result (see “Public Finance – Consolidated Public Sector Fiscal Performance”). Thus, the Budgetary Guideline Law had to be amended to adjust the fiscal target. The amendment,, approved by Congress in December 2015, allowed a deficit of R$48.9 billion for the Public Sector and authorized the Central Government to undertake a deficit of up to R$119.9 billion (2% of GDP), if past-due liability payments were to be considered.

Gross Domestic Product

GDP, the most frequently quoted indicator of economic performance, is measured in accordance with the system of national accounts. The system of national accounts is based on an internationally agreed standard set of recommendations on how to compile measures of economic activity in accordance with strict accounting conventions based on economic principles. The recommendations are expressed in terms of a set of concepts, definitions, classifications and accounting rules.

The methodology for measuring the system of national accounts published by IBGE has been updated due to (i) the need to have these series regularly reviewed, (ii) publication in 2008 of the international system of national accounts manual; (iii) the review of the national classification of economic activities; and (iv) the emergence of new data sources for the Brazilian economy. With the new methodology, the GDP for previous years has been restated in accordance with the new methodology. The first phase of the implementation of the new methodology started with the GDP results for 2014 released in March 2015. Figures from 2001 to 2014, including the figures provided in this Annual Report for those years, have been restated according to the new methodology.

GDP is calculated from the perspective of production, the supply side, and from the perspective of consumption, the demand side. The components of production include agriculture, industry and service sectors. See “Principal Sectors of the Economy”. The components of demand include final consumption, gross capital formation, exports and imports of goods and services.

Brazil’s GDP contracted 3.8% in 2015, after an expansion of 0.1% in 2014. The agricultural sector grew by 1.8% in 2015, whereas the services sector contracted by 2.7% and the industrial sector contracted by 6.2%, each compared to 2014. On the demand side, gross fixed capital formation and household consumption were the main drivers of the recession in 2015, with the former posting a contraction of 14.1% and the latter declining 4% in 2015.

Brazil’s economic performance in 2015 reflected several factors, including the impact of a significant drop in commodity prices in the international markets and the drop in confidence among entrepreneurs and consumers alike. Furthermore, there was a strong retraction of investment, which is a main source of growth of the economy, due in part to the contraction in investments by Petrobras. Additionally, the contractive monetary policy adopted by the Central Bank because of the misalignment of domestic prices, and the downgrading of the investment grade rating of Brazil by Moody’s, Standard & Poor’s (S&P) and Fitch Ratings, also affected economic performance.

The following table sets forth Brazil’s GDP at current prices and expenditures for each of the years indicated.

Table No. 5

GDP at Current Prices - Demand Side

In Billions of Reais (R$), except percentages

	2011		2012		2013		2014		2015
Final Consumption	3,453.27	79.0%	3,842.3	79.9%	4,283.8	80.6%	4,656.2	81.9%	4,934.3	83.6%
Gross Capital Formation	954.1	79.0%	1,029.1	21.4%	1,155.3	21.7%	1,186.6	20.9%	1,045.8	17.7%
Gross Fixed Capital Formation	900.8	20.6%	995.6	20.7%	1,113.8	20.9%	1,147.4	20.2%	1,072.5	18.2%
Changes in Inventories	53.3	1.2%	33.4	0.7%	41.6	0.8%	39.2	0.7%	-26.7	-0.5%
Exports of Goods and Services	501.8	11.5%	563.5	11.7%	620.1	11.7%	636.2	11.2%	770.1	13.0%
Imports of Goods and Services	535.5	12.2%	628.9	13.1%	742.8	14.0%	791.7	13.9%	845.8	14.3%
Gross Domestic Product	4,373.7	100%	4,805.9	100%	5,316.5	100%	5,687.3	100%	5,904.3	100%

Source: IBGE

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated.

Table No. 6

GDP at Current Prices - Supply Side

In Billions of Reais (R$), except percentages

	2011		2012		2013		2014		2015
Agriculture	190.0	4.3%	200.7	4.2%	240.3	4.5%	254.8	4.5%	263.6	4.5%
Industry	1,010.9	23.1%	1,064.8	22.2%	1,131.8	21.3%	1,169.2	20.6%	1,149.4	19.5%
Mining, Oil and Gas	162.4	3.7%	185.3	3.9%	188.7	3.5%	183.8	3.2%	108.7	1.8%
Manufacturing	515.7	11.8%	514.0	10.7%	558.7	10.5%	569.4	10.0%	576.4	9.8%
Public Utilities	99.2	2.3%	100.2	2.1%	92.8	1.7%	92.2	1.6%	139.2	2.4%
Construction	233.5	5.3%	265.2	5.5%	291.5	5.5%	323.8	5.7%	325.1	5.5%
Services	2,516.8	57.5%	2,819.9	58.7%	3,166.5	59.6%	3,454.0	60.7%	3,642.3	61.7%
Retail Services	478.2	10.9%	548.2	11.4%	614.0	11.5%	632.2	11.1%	619.6	10.5%
Transportation	165.6	3.8%	183.1	3.8%	203.4	3.8%	215.5	3.8%	213.2	3.6%
Communications	137.0	3.1%	148.5	3.1%	157.5	3.0%	166.3	2.9%	160.7	2.7%
Financial Services (1)	234.1	5.4%	254.0	5.3%	266.7	5.0%	318.9	5.6%	381.9	6.5%
Rental Services	314.2	7.2%	362.5	7.5%	421.8	7.9%	462.9	8.1%	502.8	8.5%
Other Services	589.7	13.5%	671.6	14.0%	756.9	14.2%	831.2	14.6%	866.9	14.7%
Government (2)	598.1	13.7%	652.1	13.6%	746.2	14.0%	827.0	14.5%	897.2	15.2%
Value Added at Basic Prices	3,717.7	85.0%	4,085.4	85.0%	4,538.6	85.4%	4,877.9	85.8%	5,055.4	85.6%
Taxes	655.9	15.0%	720.5	15.0%	777.9	14.6%	809.4	14.2%	849.0	14.4%
GDP	4,373.7	100.0%	4,805.9	100.0%	5,316.5	100.0%	5,687.3	100.0%	5,904.3	100.0%

(1)	Financial intermediation, complementary social security and related services
(2)	Includes Public Education, Health and Administration

Source: IBGE

Table No. 7

Real Growth (Decline) at Current Prices by Sector

	2011	2012	2013	2014	2015
Real GDP	3.9%	1.9%	3.0%	0.1%	-3.8%
Agriculture and Livestock	5.6%	-3.1%	8.4%	2.1%	1.8%
Industry	4.1%	-0.7%	2.2%	-0.9%	-6.2%
Mining, Oil and Gas	3.3%	-2.1%	-3.0%	8.6%	4.9%
Manufacturing	2.2%	-2.4%	3.0%	-3.9%	-9.7%
Public Utilities	5.6%	0.7%	1.6%	-2.6%	-1.4%
Construction	8.2%	3.2%	4.5%	-0.9%	-7.6%
Services	3.4%	2.9%	2.8%	0.4%	-2.7%
Retail Services	2.3%	2.4%	3.4%	-1.2%	-8.9%
Transportation	4.3%	2.0%	2.6%	2.1%	-6.5%
Communications	6.5%	7.0%	4.0%	4.7%	-0.3%
Financial Services	5.3%	1.4%	2.2%	0.4%	0.2%
Rental Services	1.8%	5.2%	4.8%	0.9%	0.3%
Other Services	4.6%	3.6%	1.6%	0.4%	-2.8%
Government	1.9%	1.3%	2.2%	-0.1%	0.0%

Source: IBGE

Information from quarterly national accounts indicates that, on a seasonally-adjusted basis, GDP decreased 0.3% in the first quarter of 2016, compared with the fourth quarter of 2015. In the first quarter of 2016, the agriculture, industrial and services sectors decreased by 0.3%, 1.2%, and 0.2%, respectively. Compared to the first quarter of 2015, Brazil’s GDP for the first quarter of 2016 decreased by 5.4%.

Brazil’s GDP for the second quarter of 2016 decreased by 0.6% relative to the first quarter of 2016. This is the sixth consecutive negative result in this base of comparison, characterizing an economic recession.

Compared to the second quarter of 2015, Brazil’s GDP for the second quarter of 2016 decreased by 3.8%. This is the ninth consecutive negative result in this base of comparison.

In the second quarter of 2016, on the supply side, the largest negative contribution came from the agriculture sector, which decreased by 2% in comparison to the first quarter of 2016. Using the same base of comparison, the service sector contraction was 0.8% and the industrial sector presented an expansion of 0.3%

On the demand side, gross fixed capital formation registered the first positive result after ten consecutive quarters in decline: 0.4%. Household consumption decreased by 0.7%, representing a decline for the sixth consecutive quarter and government consumption decreased by 0.5% in the second quarter of 2016 as compared to the first quarter of 2016. Regarding the external sector exports increased by 0.4%, while imports increased by 4.5%.

As of August 31, 2016, the Federal Government’s estimate of real GDP growth (contraction) for 2016 is a contraction of 3%, due to the adjustment process experienced by the Brazilian economy.

Prices

Since the adoption of the Plano Real in July 1994, Brazil reduced inflation from a high of 2,477.1% per annum in 1993 to single-digit rates. The implementation of the inflation targeting regime by the Central Bank in June 1999 also contributed to a relatively stable rate of inflation since that time, although the current trend is towards increasing inflation.

The following table sets forth the Broad National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”), which is Brazil’s principal inflation index, for the periods indicated.

Table No. 8

Broad National Consumer Price Index (IPCA)

% - Trailing 12 Months

2011	December	6.50
2012	December	5.84
2013	December	5.91
2014	December	6.41
2015	December	10.67

Source: IBGE

For 2015, the inflation target was set at 4.5%, with a tolerance interval of plus or minus 2 percentage points. The inflation rate measured by the IPCA increased 10.67% compared to an increase of 6.41% in 2014. As the target for the IPCA was not met, the Central Bank Governor addressed an Open Letter to the Minister of Finance explaining the reasons for the nonfulfillment of the target, as required by law. In the letter, the Central Bank Governor indicated that an increase in government controlled prices and the appreciation of the U.S dollar caused adjustments in the relative prices and created significant challenges for managing monetary policy.

For 2016, the inflation target is 4.5%, with a tolerance interval of plus or minus 2 percentage points. However, for 2016, the Central Bank forecasts an IPCA increase of 7.3%, based on the Quarterly Inflation Report issued by the Central Bank in September 2016. For 2017 and 2018, the inflation target is 4.5% with a tolerance interval of plus or minus 1.5 percentage points.

The inflation rate measured by the IPCA was 8.84% over the 12-month period ended June 30, 2016, slightly lower than the inflation rate recorded over the 12-month period ended June 30, 2015.

The elevated twelve-month inflation level reflects the relative prices adjustment processes that occurred in 2015, as well as the recovery process of the fiscal revenues observed at the federal and state levels, at the start of the year, in addition to temporary supply shocks in the food segment.

Controlled and monitored prices increased 9.94% (down from 15.08% up in June 2015). Market prices have accumulated a twelve-month increase of 8.50% (up from 7.09% in June 2015). Within the set of market prices, the increase in non-tradable goods reached 7.71% in twelve months (down from 7.98% in June 2015), and of tradable goods amounted to 9.42% (up from 6.05% in June 2015). Twelve-month inflation in the food and beverage group was 12.81%, 3.21% higher than the value recorded in June 2015 (9.60%) and in the services sector – around one-third of the consumption basket of IPCA – inflation reached 7.02% (down from 7.90% in June 2015), a segment that has shown some deceleration.

Employment and Labor

Regulatory Framework.

Under the Constitution, professional or union associations may be freely organized. There are no Federal Government formalities for the organization of a union other than registration at the appropriate agency, and public authorities are prohibited from intervening in or interfering with unions. No more than one union may be created to represent the same professional or economic group in the same geographic area.

Under Brazilian law, the main function of a union is to represent the general interests of its members as a group or individually. It may also enter into collective bargaining agreements and promote conciliation in collective labor disputes. The union must provide free legal assistance for its members. A union may not be affiliated with any international organization other than the International Labor Organization unless authorized by the President of the Republic.

The Constitution introduced a number of significant labor reforms, such as a reduction in the work week from 48 hours to 44 hours and a six-hour limit on the duration of an uninterrupted work shift. In addition, pregnant workers may not be dismissed during pregnancy or up to five months after the child is born and are entitled to a maternity leave with pay of at least four months. With Law No. 11,770, enacted on September 9, 2008, the Federal Government established the Citizen Company Program (Programa Empresa Cidadã), to which companies may adhere on a voluntary basis, and which grants tax benefits to employers that extend the length of their employees’ maternity leave by 60 days. Constitutional Amendment No. 72, dated April 2, 2013, amended the Federal Constitution to establish equal labor rights for domestic workers and other urban and rural workers.

Law No. 7,998, enacted on January 11, 1990, established the Worker Support Fund (Fundo de Amparo ao Trabalhador, or “FAT”) to finance unemployment security programs and professional training programs. FAT receives funding from monthly federal contributions to certain other social programs, including unemployment programs (known by their acronym, PIS/PASEP). In accordance with the Constitution, 40% of the funds provided for FAT are allocated to finance economic growth programs managed by the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”). As of December 31, 2015, FAT had a positive total balance of R$ 258.7 billion.

Level of Employment.

The Ministry of Labor (Ministério do Trabalho) customarily reports Brazilian employment statistics in terms of formal employment. Formal employment comprises employment duly registered with the Ministry of Labor and subject to social security contributions by employers. The Ministry of Labor statistics report that formal employment increased by 5.6% in 2011 (or 2,027 thousand jobs), 3.6% in 2012 (or 1,372 thousand jobs), 2.9% in 2013 (or 1,139 thousand jobs), 1% in 2014 (or 420 thousand jobs) and decreased by 3.7% in 2015 (or 1,542 thousand jobs).

In the first half of 2016, formal employment fell by 1.34% compared to formal employment at the end of 2015, with 531,765 jobs lost. The decrease in Brazil’s formal employment can be attributed to the generally slower pace of economic activity.

According to the Monthly Employment Survey (Pesquisa Mensal de Emprego) conducted by IBGE, the average annual rate of unemployment in six major metropolitan areas (Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife), calculated by averaging the unemployment rate for each month in the year, was 6% in 2011, 5.5% in 2012, 5.4% in 2013, 4.8% in 2014 and 6.8% in 2015. According to the same survey, the average real wages of all workers increased by 2.6% in 2011, 3.2% in 2012, 3.2% in 2013, 1.6% in 2014 and decreased by 3.7% in 2015. In February 2016, the unemployment rate was 8.2%.

IBGE will no longer conduct the Monthly Employment Survey after the release of the February 2016 results. The unemployment rate will be released through the National Survey by Continuous Household Sampling (Pesquisa Nacional por Amostra de Domicílios Contínua). The disclosure will provide research data on the evolution of the labor market in Brazil, updated monthly through a 3-month moving average. Three factors were weighed in the choice of the new period: the cost of conducting the survey at the national level; operational complexity involving the collection of information and analyzing the data; and that the monthly employment survey did not show frequent significant variations in labor market indicators.

Wages. Law No. 13,152, dated July 29, 2015, established the guidelines for minimum wage adjustments from 2016 to 2019 based on inflation and GDP growth. For 2016, the minimum monthly wage is R$880, an increase of 11.7% compared to the minimum monthly wage in effect for 2015.

Social Security

Under Brazil’s state-operated social security and pension system, employers are generally required to contribute 20% of each employee’s wages to the system on a monthly basis (except for employers of domestic employees, who contribute 12% of wages, and for employers of financial market employees, who contribute 22.5% of wages). Employees (registered workers and freelance workers) generally contribute between 8% and 11% of their monthly wages; individual and optional contributors generally contribute between 11% and 20% of their monthly income; and individual micro entrepreneurs and optional contributors who work only at home contribute 5% of their monthly income for retirement benefits (paid in connection with retirement due to old age, illness or length of service), workers’ compensation, death benefits, maternity leave, sick leave, disability and other social services. As of January 1st, 2016, monthly benefits paid by Brazil’s state-operated social security and pension system increased by 11.28%. For 2016, the monthly lower and upper limits of the social security pensions paid to private sector retirees are R$880 and R$5,189.82, respectively.

On December 19, 2003, the rules related to retirement and social security for civil servants were modified by Constitutional Amendment No. 41. The adjustments included (i) an increase in the minimum retirement age for civil servants from 48 to 55 years for women and from 53 to 60 years for men; (ii) a reduction of 30% of pensions paid to widows and orphans of civil servants in excess of the monthly ceiling for retirement payments under the general Social Security System; (iii) a contribution to the Social Security System by retired civil servants of 11% of the amount by which the retired employee’s pension exceeds 60% of the above-mentioned ceiling in the case of federal retirees and 50% of the above-mentioned ceiling in the case of all other retired civil servants; (iv) a uniform contribution level for municipal, state and federal workers consisting of at least 11% of the amount of the employee’s salary; and (v) the institution of a complementary regime for new civil servants. The changes to the Social Security System under Constitutional Amendment No. 41 were intended to reduce the consolidated deficit in the pension system, which reached R$93 billion (2.1% of GDP) in 2011, R$102.6 billion (2.1% of GDP) in 2012, R$116 billion (2.2% of GDP) in 2013 and R$133.6 billion (2.3% of GDP) in 2014 and R$164.4 billion (2.8% of GDP) in 2015.

Law No. 12,618, dated April 30, 2012, created a complementary pension regime for new civil servants. Under the new law, which seeks to reduce the country’s pension deficit gradually, the pension ceiling for defined-benefit plans of future Federal Government employees will be the same as the ceiling applicable to private-sector workers. To receive a larger benefit, public workers must make contributions to individual retirement accounts created by the law. The Federal Government will match any such contributions by public workers, with the government’s matching contributions limited to 8.5% of the amount by which each employee’s salary exceeds the pension ceiling. A pension fund – FUNPRESP – was created in September 2012 to manage and execute plans to supplement pension benefits for Federal Government civil servants.

Law No. 13,183, dated November 4, 2015, creates a point system, combining the age of the pensioner with the time of his or her contribution to the Social Security System, as an alternative to the Social Security Factor (Fator Previdenciário). The Social Security Factor is a formula mandatorily applied to calculate retirement pensions if the retiree is retiring by using his contribution time to the Social Security System and optionally applied if the retiree is applying for retirement due to the retiree’s age. It was created in 1999 to equalize the contribution of the retiree to the Social Security System to the value of expected benefits. By December 2016, women will be able to retire receiving the entire amount of their pension when the sum of their age and contribution time is equal to 85 points. For men, the sum must be equal to 95 points. The number of points required for a full pension will be increased by one point on (i) December 31, 2018; (ii) December 31, 2020; (iii) December 31, 2022; (iv) December 31, 2024; and (v) December 31, 2026.

State-Owned Enterprises

In Brazil, there are two types of state-owned enterprises: public enterprises and mixed-ownership companies. Public enterprises are wholly-owned by the States or the Republic and created by special law to carry on economic activities in any of the corporate forms provided by law. Examples of federal public enterprises are BNDES, Federal Savings Bank (Caixa Economica Federal or “CEF”), the Brazilian Post Office and Telegraph Company (Empresa Brasileira de Correios e Telégrafos) and the Mineral Resources Exploration Company (Companhia de Pesquisa de Recursos Minerais). Mixed-ownership companies are in the form of corporations and are majority owned by the Federal Government or a State government. Examples of mixed-ownership companies majority-owned by the Federal Government are Petrobras, Banco do Brasil and Eletrobras. Unless otherwise provided by the law authorizing the creation of a mixed-ownership company, the rights of the Federal Government are those generally conferred by Brazilian corporate law to shareholders holding a majority stake.

The State-Owned Enterprises Responsibility Law (Law No. 13,303, dated June 30, 2016), establishes stricter rules for purchasing, bidding and for the appointment of officers and directors in public enterprises and mixed-ownership companies. The criteria for the appointment of officers and members of the boards of directors should be technical and the appointees, preferably, should be employees of the company. The companies also must annually disclose letters with public policy objectives and operational and financial data, reinforcing the commitment to transparency. A compliance and risks department linked to the CEO should also be implemented, as well as a statutory audit committee, which will report directly to the board in case of suspected irregularities committed by the CEO.

Brazil also has autonomous institutions and public foundations. Autonomous institutions are entities established to carry out public functions that require decentralized financial and operating management, such as the Central Bank, the Securities Commission (Comissão de Valores Mobiliarios, or “CVM”), the Brazilian Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”), the National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), the National Transportation Infrastructure Department (Departamento Nacional de Infraestrutura de Transportes) and the National Department of Mineral Production (Departamento Nacional de Produção Mineral).

Public foundations are non-profit public law entities created to carry out activities not performed by state-owned enterprises. Public foundations have administrative autonomy and manage their own assets, but their expenses are defrayed by the Federal Government and other sources. Examples of public foundations are the IBGE, the Applied Economics Research Institute (Instituto de Pesquisa Econômica Aplicada) and the National Council of Scientific and Technological Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico).

Under Brazilian law, private parties may only engage in activities considered to be public services if they are authorized to do so by the Federal Government. Through public concessions, the Federal Government has authorized private parties to participate in areas formerly reserved to the Republic under the Constitution, including broadcasting and telecommunications, electric power service and facilities, hydroelectric power generation, certain interstate and international navigational services, interstate and international highway passenger transportation services and the operation of ports. The mining and processing of nuclear ores and minerals and their by-products remain under the Federal Government’s monopoly.

Environment

The Ministry of the Environment (Ministério do Meio Ambiente, dos Recursos Hídricos e da Amazônia Legal) is the federal body responsible for formulating and implementing environmental policies. The National Council on the Environment (Conselho Nacional do Meio Ambiente) prepares environmental regulations, and IBAMA is charged with supervising and overseeing the application of those regulations. Law No. 11,516 dated August 28, 2007, created the Chico Mendes Institute of Biodiversity Preservation (Instituto Chico Mendes de Conservação da Biodiversidade), which is vested with responsibility for the execution of national environmental preservation policies.

The Constitution contains a chapter on environmental protection, providing for the right to a clean environment and imposing duties to protect the environment, take measures against pollution and protect fauna and flora upon the Federal Government, the States, the Federal District and Municipalities.

Guided by the premise that economic growth can be reconciled with the sustainable use of natural resources, over the past four decades Brazil has increased its efforts to improve the environment, and has aimed to ensure long-term sustainable development. Today, the country is a key player in discussions on the global environmental agenda and an active member of important multilateral environmental agreements. Brazil also boasts one of the largest reserves of tropical rainforest and freshwater biodiversity in the planet and one of the cleanest energy matrices in the industrialized world, with 43.5% of all energy deriving from renewable sources. It is also the world’s leading producer of sugarcane ethanol.

The Brazilian government’s efforts to promote sustainable development of the nation’s biomes have centered on combating deforestation, promoting the recovery and reasonable use of biological diversity, and expanding protected areas. These objectives have been pursued through the following strategies: coordination of specific policies for each biome, creation of spaces for the participation of society, institutional reform of the forest sector and an expanded interpretation of the concept of biodiversity.

The Brazilian Forest Code (Código Florestal Brasileiro, or “Forest Code”), enacted in 2012, sets forth clearer rules on land use in rural and urban areas than preceding legislation. The Forest Code also better defines the roles of government, producers and citizens in preserving biodiversity, water, soil and climate integrity. In addition, it provides funding for restoration of deforested areas. The Forest Code does not change land allocation rules to accomplish its preservation goals. Instead, the Forest Code establishes rules designed to restore lands damaged as a result of non-compliance with preservation rules.

The Forest Code also contains rules for restoring Legal Reserves (Reservas Legais - sub-divided areas within larger privately owned lands that must be set aside and preserved for their natural resources) and Permanent Preservation Areas (Áreas de Preservação Permanente, or “APP” – areas that cannot be used for economic purposes and must remain undeveloped). The Forest Code distinguishes between landowners that engaged in deforestation prior to July 2008, when the Federal Government began considering substantial reforms to Brazil’s forestry laws, and those that engaged in deforestation after 2008. Fines imposed by IBAMA before July 22, 2008 may be suspended for landowners who join Brazil’s Environmental Recovery Program (Programa de Recuperação Ambiental).

Lands designated as APPs and Legal Reserves are subject to certain preservation requirements under the Forest Code. The percentage of a biome that may be designated as an APP depends on the width of the biome’s water courses. A marginal zone around water courses must be preserved in order to prevent water contamination. A property designated as a Legal Reserve must preserve its native vegetation. The amount of vegetation preserved varies according to the location of the biome. Under the rules of the new Forest Code, certain areas where vegetation has been destroyed have been designated Legal Reserves and these areas cannot be further developed regardless of their size.

Environmental concerns are also a part of the Federal Government’s broader agenda. Since the United Nations Conference on Environment and Development was held in 1992, sustainable development has been at the core of Brazilian foreign policy. In 2012, the document produced as a result of the United Nations Conference on Sustainable Development – Rio +20 (entitled “The Future We Want”) was distributed to foreign delegations by the Federal Government. The objective of the conference was to renew international political commitment to sustainable development through the assessment of progress and gaps in implementing decisions made at other major summits held on the subject and through the discussion of new and emerging issues.

According to the Food and Agriculture Organization of the United Nations, Brazil alone registered more than 50% of the overall estimated reduction in carbon emissions between 2001 and 2015. Combating illegal deforestation has been one of the primary reasons for the reduction in carbon emissions. In 2010, Brazil voluntarily made a commitment to the United Nations to reduce greenhouse gas emissions by 36.1% to 38.9% by 2020. In April 2016, Brazil signed the Paris Climate Change accord, which was agreed on the 21st Session of the Conference of the Parties of the United Nations Framework Convention on Climate Change that took place in Paris from November 30, 2015 to December 11, 2015.

Education

The Federal Government provides centralized guidelines for public and private education at all levels and is responsible for coordinating the National Board of Education, which evaluates and sets general rules on education. State and Municipal governments are responsible for funding free public education for all children up to the completion of secondary education. The Federal Government supplements public education through the Fund for the Maintenance and Development of Basic Education and Enhancement of the Teaching Profession (Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização dos Profissionais da Educação, or “FUNDEB”). The educational cycle is divided into four main stages: preschool, primary, secondary and higher education.

Although primary education has become almost universal for children in Brazil and enrollment rates have risen across schools that provide instruction at other educational levels, education in Brazil is still improving in terms of both quality and access. While attending primary school, students have access to a range of support programs to ensure that they stay in school. Among these are school meals, free distribution of textbooks, school transport, health promotion in schools and the Family Grant (Bolsa Família) programs, a conditional cash transfer program linked in part to school attendance.

As of December 31, 2015, 27.9 million students were attending primary school in Brazil. In addition, as of December 31, 2015, 8.1 million students were attending secondary school, compared to 3.8 million in 1991. This increase can be attributed to specific policies aimed at encouraging students to stay in school and the additional resources provided to students by FUNDEB.

The University for All Program (Programa Universidade para Todos, or “PROUNI”), launched in 2004, has increased access to higher education in Brazil. Through the PROUNI, low-income students receive full or partial scholarships in private institutions of higher education. Participating universities are granted a tax exemption. Since its inception, the PROUNI has offered 2.8 million scholarships.

On June 25, 2014, the National Congress approved the National Education Plan (Plano Nacional de Educação, or “PNE”) which sets 20 national goals for the education system of Brazil for the period 2014-2024, complying with the constitutional requirement to establish such a national education plan. Among the goals described in the plan, the PNE aims for the Federal Government to invest up to 7% of the GDP annually in public education by the fifth year of the plan and 10% of the GDP annually by the tenth year of the plan.

Wealth and Income Distribution

While the gap between Brazil’s wealthiest and poorest citizens remains significant, the gap between the highest and lowest social levels has decreased substantially in recent decades. Stabilization of the economy, through lower inflation levels, has given more purchasing power to the poor. Brazil’s Gini index as measured by the World Bank decreased from 58.99 in 1999 to 52.9 in 2013 (year of the most recent Gini index measurement). The Gini index measures, using a scale of 0 (perfect equality) to 100 (perfect inequality), the extent to which the distribution of income (or consumption) among individuals or households in a country deviates from a perfectly equal distribution.

Brazil is also implementing a set of structured and nationwide social policies, focused on civil rights and the reduction of poverty and inequality. The results of these social policies have advanced Brazil’s efforts to achieve the goals established by the United Nations for the Millennium Development Goals. The Brazilian goal was to reduce extreme poverty by 2015 to one fourth of that observed in 1990. New extreme poverty estimates show that this goal was achieved in 2007. In 2012, the extreme poverty rate reached 3.5%, less than one seventh of the 1990 rate of 25.5%.

Brazil’s main social welfare program to address poverty is the “Brazil Without Extreme Poverty Plan” (Brasil sem Miséria), which launched in June 2011. The plan focuses on poor families (monthly income per capita between R$ 85 and R$170). The plan encompasses income transfer mechanisms, access to public services in education, health, welfare, sanitation and electricity, and initiatives to find impoverished residents employment. With creation of new programs and the expansion of existing initiatives, and in partnership with States, municipalities, public and private companies and civil society organizations, the Federal Government wants to include Brazil’s poorest citizens in the opportunities generated by Brazilian economic growth.

The Family Grant (Bolsa Familia) has been incorporated into the Brazil Without Extreme Poverty Plan. Launched by the Federal Government in 2003, the Family Grant is a conditional cash transfer program that provides a monthly cash allowance to around 14 million families (around 50 million people), subject to the compliance by the beneficiary household with the following requirements: (i) their children are enrolled in school; (ii) their children receive regular medical vaccination; and (iii) pregnant women receive full pre-natal care. Based on family income and the number and age of the children in the beneficiary household, families receive R$85 to R$372 per month as a result of the program. In March 2013, the last of the Family Grant beneficiaries who still lived in extreme poverty rose above the extreme poverty line. Twenty-two million people have overcome extreme poverty since the launch of the Brazil Without Extreme Poverty Plan. The cash transfer under the Family Grant totaled R$27.7 billion in 2015.

The Federal Government’s social housing initiative for low to middle income families is called “My House My Life” (Minha Casa Minha Vida). As of December 2015, the program has generated contracts for 4.2 million houses and delivered approximately 2.5 million houses, benefiting 9 million Brazilians since commencing. Subsidies provided to homeowners under the program reach up to 95% of the property value.

A key priority for the Federal Government’s energy policy is increasing access to electricity. The Light for All Program (Programa Luz para Todos) was introduced in 2003, with the objective of bringing electricity to more than 10 million people in Brazil’s rural areas, a goal which was achieved in May 2009. Through the program, electricity connections are made to homes free of charge. In 2015, 57,676 electricity connections were made, meaning R$ 22.9 billion in investments. Currently, the program benefits 3,258,086 households, or about 15.6 million people in rural areas across the country.

According to the World Bank, in 2012, 99.5% of Brazilians had access to electricity.

Since March 2013, all products in the basic food basket, which generally consists of dietary staples, have been free of federal taxes. In addition to making these essential products less expensive, the federal tax measure was adopted to stimulate the economy by expanding the consumption of staple products for families, especially those with low incomes.

Antitrust Law

Brazil’s Antitrust Law, Law No. 12,529, dated November 30, 2011, which came into effect in May 2012, established a new framework for competition policy in Brazil and changed the structure of its three antitrust agencies: the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”), the Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico, or “SDE”) and the Secretariat for Economic Monitoring of the Ministry of Finance (Secretaria de Acompanhamento Econômico, or “SEAE”). The new system centralized the tasks of undertaking anticompetitive-conduct investigations, merger control and final antitrust regulatory approval in a single independent agency, the “New CADE”. The most significant institutional changes in the law affected SDE and SEAE. SDE’s Department of Economic Protection and Defense was abolished and its investigative and preliminary enforcement responsibilities in competition cases were transferred to a new CADE General Superintendency, composed of a General Superintendent and two deputy Superintendents. SEAE is no longer responsible for merger control analysis. Instead, CADE is the sole Brazilian antitrust agency, which simplifies the overall clearance process and promotes greater efficiency.

The main purpose of the law was to update the Brazilian antitrust clearance system, expedite the course of antitrust proceedings and further the country’s economic and social development. The law sets forth general criteria for determining anti-competitive behavior, such as price fixing, predatory pricing, exclusive dealing arrangements and resale price maintenance. Under the former antitrust system, all acts or transactions (regardless of form) were required to be submitted for antitrust approval if the act or transaction involved an entity (or group of entities, if a group of entities acted in concert) with more than R$400 million in revenues in Brazil during the preceding fiscal year. Under the current law, submission of the transaction to CADE is only required if an entity presents more than R$750 million in revenues in Brazil in the preceding fiscal year and a second company or group involved in the transaction presents more than R$75 million in revenues in Brazil in the preceding fiscal year.

In addition to defining clear thresholds for mandatory merger review, the current law also provides for a clear definition of which kind of transactions are subject to merger control in case the turnover thresholds are met. Each of the following constitutes a transaction subject to merger review: (i) the merger of two or more independent companies; (ii) the acquisition of one or more companies, directly or indirectly, through a purchase or exchange of shares, securities convertible into shares, quotas, bonds or assets (tangible or intangible), through a contract or otherwise; (iii) the control of the interest in one or more companies; (iv) the takeover by one or more companies of another company; and (v) the association, consortium or joint venture between two or more companies, except when such contracts are entered into for a specific enterprise and for a defined period, or in cases of public bids. Transactions subject to clearance now have to wait for CADE’s final approval before they can close.

A market share criterion stipulated by the former law has also been abolished. Under the former antitrust system, a dominant position occurred whenever a company or group of companies controlled a significant share of the relevant market, whether that market control involved a product, a service or a related technology supplier, agent, purchaser or financial backer. A dominant position was presumed whenever the company or group of companies controlled 20% of a relevant market. The current law establishes that a dominant position is presumed whenever a company or group of companies is able to change the market conditions unilaterally or in coordination with others or when it controls 20% or more of the relevant market.

Under current law, violations for anticompetitive practices could subject a company to fines between 0.1% and 20% of the company’s gross revenues for the fiscal year preceding the start of an antitrust investigation. If it is not possible to establish gross revenue, a fine could be set between R$50,000 and R$2 billion. The law expressly notes that the revenues to be considered for the purpose of any fine should be revenues related to the relevant market in which the infringing anticompetitive practices occurred. Fines applicable to individuals intentionally participating in anticompetitive practices on behalf of a company will be calculated based on the fine imposed on their company and can range from 1% to 20% of the company’s fine.

Incentives for Private Investment

Regulatory framework

Technology.

The Innovation Act, enacted by Law No 10,973, dated December 2, 2004 and updated by Law No 13,243, dated January 11, 2016, aims at increasing economic efficiency and boosting development and diffusion of technologies that have potential for inducing economic activity and improved competitiveness in international trade. The “Good Act”, enacted by Law No. 11,196 of November 21, 2005, instituted tax incentives for companies that perform research and development of technological innovation. Under the Good Act, payments made to micro and small companies in exchange for research and development services may be deducted as operating expenses for tax purposes, even if the payee has an economic interest in the product of such services.

Industrial Property.

The Industrial Property Law, enacted by Law No 9,279, dated May 14, 1996, regulates the rights and obligations related to industrial property and provides for the protection of these rights while counterbalancing social interest and technological and economic developments. The property protected by industrial property rights are inventions and utility models (which are protected by a patent letter) and industrial designs and trademarks (which are protected by a registration certificate).

Public-Private Partnerships.

Brazilian law provides for two types of public-private partnerships: (i) contracts for concessions of public works or utility services under which private party concessionaires receive payments from a public sector entity in addition to tariffs charged to end-users and (ii) contracts for rendering services under which a public sector entity is the end-user. Public-private partnership contracts must be worth at least R$20 million and provide for a service period of between five and thirty-five years, including any extensions of the term. All such contracts can only be awarded through a public bidding process.

National Policy for Regional Development

In 2007, the National Policy for Regional Development (Política Nacional de Desenvolvimento Regional, or “PNDR”) was created to address regional inequalities. PNDR’s main source of financing, in addition to the general budget of the Federal Government, comes from regional development funds. PNDR is monitored by the National Information System for Regional Development (Sistema Nacional de Informação para o Desenvolvimento Regional) and coordinated by the Ministry for National Integration (Ministério da Integração Nacional).

PRINCIPAL SECTORS OF THE ECONOMY

Industry

The industrial sector includes the mining, oil and gas, manufacturing, construction and public utilities subsectors. The industrial sector grew by 4.1% in 2011, contracted by 0.7% in 2012, grew by 2.2% in 2013, contracted by 0.9% in 2014 and by 6.2% in 2015.

As of December 31, 2015, the industrial sector represented 19.5% of GDP, compared to 20.6% of GDP in 2014. As of December 31, 2015, mining, oil and gas represented 9.5%, manufacturing represented 50.1%, public utilities represented 12.1%, and construction 28.3% of the total of the industrial sector output.

Table No. 9

Annual Changes in Industry Production

By Category of Use (in %)

	2011	2012	2013	2014	2015
Capital Goods	5.0	-11.2	12.2	-9.3	-25.5
Intermediate Goods	0.0	-1.6	0.4	-2.0	-5.2
Consumer Goods	-0.4	-0.5	2.6	-2.3	-9.4
Durable Goods	-3.0	-1.4	4.4	-9.1	-18.7
Nondurable Goods	0.9	0.1	0.8	3.7	-9.5

Source: IBGE

Considering the industrial activity of origin, in 2011, capital goods production increased by 5% and durable consumer goods production decreased by 3%. In 2012, capital goods and durable consumer goods production decreased by 11.2% and by 1.4%, respectively. In 2013, capital goods and durable consumer goods production increased by 12.2% and by 4.4%, respectively. In 2014, capital goods and durable consumer goods production decreased by 9.3% and by 9.1%, respectively. In 2015, capital goods and durable consumer goods production decreased by 25.5% and by 18.7%, respectively.

Mining, Oil and Gas.

The mining, oil and gas subsector grew by 3.3% in 2011. The subsector declined by 2.1% in 2012 and by 3% in 2013. The subsector grew by 8.6% in 2014 and 4.9% in 2015. The mining, oil and gas subsector represented 3.7% of GDP in 2011, 3.9% of GDP in 2012, 3.5% of GDP in 2013, 3.2% of GDP in 2014 and 1.8% of GDP in 2015.

Law No. 9,478 dated August 6, 1997 ended Petrobras’s monopoly of the oil industry in Brazil and defined the Republic’s role in regulating and supervising the industry. The National Agency of Oil, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”), an agency linked to the Ministry of Mines and Energy (Ministério de Minas e Energia), was created to regulate the oil industry in Brazil.

One of ANP’s tasks is to conduct tenders for concessions to drill for oil and natural gas in defined areas or blocks. Since 1999, thirteen tenders have been held, resulting in the award of block concessions to Petrobras and other Brazilian and international companies. In October 2015, the thirteenth bidding round for oil and natural gas concessions took place. The round generated R$121.1 billion in signing bonus revenue. The first concession of oil and natural gas rights in a section of the Brazilian pre-salt layer (the Libra field) took place in 2013, under the production sharing model, generating R$15 billion in signing fees.

In 2010, the Federal Government created the production sharing model, establishing new rules for oil exploration and production in pre-salt areas that were not under the concession model previously and were in strategic areas. Under this model, (i) the contractor undertakes the exploration and production activities at its own expense and risk; (ii) the company or the consortium carrying out the activities takes on the exploratory risks; (iii) in the bidding process, the judging criteria is the percentage of excess oil (called profit oil), i.e., whoever offers the Federal Government the largest share of the volume of oil produced succeeds; (iv) if a discovery made in the area under the sharing system is not economically feasible, the company or consortium receives no compensation from the Federal Government; (v) if there is a commercial discovery, the company or consortium receives, as compensation, the production volumes corresponding to its exploration costs (the so-called “oil cost”), the production volumes corresponding to the royalties due and profit oil. Petrobras always works as the operator, with a minimum interest of 30%.

For the rest of the territory, about 98% of the total area of the Brazilian sedimentary basins, the concession regime established by Law No. 9,478 remains in place. In the Concession Model, (i) the concessionaire takes on all risks and investments in exploration and production; (ii) in the bidding process, the winner is defined by the signing bonus, the local content percentage, and the minimum exploration program – a proposal for the exploration work the companies submit to ANP; (iii) in the event of a commercial discovery, the concessionaire shall pay the Republic, in cash, taxes levied on income, plus the applicable government share (royalties, special take, and payment for area occupation or retention); and (iv) after the payments are made to the Republic, the oil and natural gas lifted from a block are the concessionaire’s exclusive property.

The discovery of significant reserves in the pre-salt layer off of Brazil’s southeastern coast has the potential to turn Brazil into an oil exporting country. The average annual daily production from the pre-salt layer reached an average of 767,000 barrels per day in 2015, a 56% increase in comparison to 2014. This currently represents approximately 36% percent of Brazil’s total production, and in 2018 it is expected to reach 52% of Brazil’s oil production.

Law No. 12,734, dated November 30, 2012, established new rules for distributing among Brazilian States any royalties and special participations related to oil, natural gas and other hydrocarbons exploitation. The State of Rio de Janeiro challenged the constitutionality of the law, and the Supreme Court has partially suspended its enforcement until the case has been adjudicated.

Brazilian production reached approximately 889.7 million barrels of oil and 35.1 billion cubic meters of natural gas in 2015. This represented an increase of 8.1% in oil production and an increase of 10.1% in natural gas production compared to 2014. Between 2005 and 2015, oil production grew by almost 50% while natural gas production almost doubled. The significant increase in the production of oil and gas can be explained by the discovery of new areas of production and, consequently, the increase in proved reserves.

Lower oil prices account for decreases in royalties on production, affecting the revenues of producing Municipalities and States, resulting in decreases in extraordinary financial compensation owed by operating and producing concessionaires of oil or natural gas. Lower oil prices reduces the profitability of extraction projects and, consequently, Petrobras’ profit margins.

ANP is also responsible for regulating the production of ethanol in Brazil. The Federal Government has supported the development of production and distribution technologies to enable the use of ethanol as an alternative to petroleum. As the world’s largest producer of sugarcane ethanol, Brazil is now at the forefront of renewable energy among developing countries. The complete cycle of ethanol production comprises several activities, from the development of special sugarcane varieties, crop techniques, processing, storage and distribution to flex fuel engine technology. Today, research is focused on the development of sugarcane varieties, second-generation ethanol, and optimization of agricultural and industrial production processes. In 2015, national production of anhydrous and hydrated ethanol reached 29.9 million cubic meters, an increase of 6.3% compared to production in 2014.

The Federal Government has promoted biodiesel production and its use as a sustainable energy source—technically and economically—through the National Program for the Production and Use of Biodiesel (Programa Nacional de Produção e Uso do Biodiesel). Since 2005, consumer traded diesel oil has been required to contain a minimum ratio of biodiesel, and since 2014, all diesel oil traded in Brazil has had to contain 7% biodiesel. Law No. 13,033, dated September 24, 2016 established that all diesel oil traded in Brazil must contain (i) 8% biodiesel within twelve months after the enactment of the law; (ii) 9% biodiesel within twenty-four months after the enactment of the law; and (iii) 10% biodiesel within thirty-six months after the enactment of the law.

Biodiesel production was 2.7 million cubic meters in 2011, 2.7 million cubic meters in 2012, 2.9 million cubic meters in 2013, 3.4 million cubic meters in 2014 and 3.9 million cubic meters in 2015.

Manufacturing.

The manufacturing subsector grew by 2.2% in 2011, declined by 2.4% in 2012, grew by 3% in 2013, declined by 3.9% in 2014 and by 9.7% in 2015. The result was influenced mainly by the reduction, in volume, of value added in the automotive industry (including parts and accessories) and manufacture of machinery and equipment, electronic and computer equipment, food and beverages, textiles and clothing and metal products.

The manufacturing subsector represented 11.8% of GDP in 2011, 10.7% of GDP in 2012, 10.5% of GDP in 2013, 10% of GDP in 2014 and 9.8% of GDP in 2015.

Public Utilities

Between 2003 and 2004, the Federal Government laid the foundations for improvements to Brazil’s energy sector. Known as the “New Model”, these improvements were based on Laws No. 10,847 and 10,848 of March 15, 2004 and Decree No. 5,163 of July 30, 2004.

In institutional terms, the New Model created an entity responsible for long term planning in the electric sector, the Energy Research Company (Empresa de Pesquisa Energetica), an institution whose function is to continuously assess the security of electricity supply, the Electric Sector Monitoring Committee (Comitê de Monitoramento do Setor Elétrico), an institution to provide continuity to the activities of Brazil’s wholesale energy market, and an institution to address trade in electricity delivered through the Interconnected System, the Chamber for Trade in Electric Energy (Câmara de Comercialização de Energia Elétrica). Other important changes include the designation of the Ministry of Mines and Energy as the authority responsible for concessions and expansion of the autonomy of the National Electric System Operator (Operador Nacional do Sistema Elétrico).

With regard to energy trade, two markets were established for the sale and purchase of energy: the Regulated Contracting Environment (Ambiente de Contratação Regulada), the market in which energy generators and distribution agents participate, and the Free Contracting Environment (Ambiente de Contratação Livre), the market in which generation agents, traders, importers, exporters and free consumers participate. The model includes rules for actors in the sector, such as requirements for distributors, a new methodology for calculating guarantees for the sale of generation capacity, proportional contracting of hydroelectric and thermoelectric plants to ensure better balance between supply security and cost, as well as permanent monitoring of the continuity and security of supply in order to detect cyclical imbalances between supply and demand.

In terms of tariff moderation, the model provides for the purchase of electricity by distributors in the regulated market through auctions, subject to lowest cost criteria, which reduce the acquisition costs of electric energy. The Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica, or “ANEEL”), created in 1996, is responsible for regulating and auditing electric energy production, transmission, distribution and retail markets based on guidelines instituted by the Federal Government.

Decree No. 2,003, dated September 10, 1996, sets forth the regulatory framework for independent power producers (Produtor Independente or “IPPs”) and self-producers (Autoprodutor or “Self Producer”). Pursuant to this decree, the development of hydroelectric power plants by an IPP or a Self-Producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a Self-Producer. In all other cases, including development of thermoelectric plants, the IPP or Self-Producer is only required to obtain authorization from, or to register with, ANEEL.

As of July 10, 2015, Brazil’s installed generating capacity was 154.1 GW (including imported sources). The Brazilian electric power matrix derives approximately 76% of its energy from renewable sources and approximately 18.7% from non-renewable sources. Hydroelectric plants produced 61.1% of electric power; thermal plants produced 23.9% ; Aeolian (wind) and solar plants accounted for 6% of the production; 2.3% was produced by coal-fired plants and 1.3% by nuclear power plants, and 5.3% of the total electricity power supply was imported.

Construction.

The construction sector grew by 8.2% in 2011, 3.2% in 2012, 4.5% in 2013, declined 0.9% in 2014 and 7.6% in 2015. The construction sector represented 5.3% of GDP in 2011, 5.5% of GDP in 2012, 5.5% of GDP in 2013, 5.7% of GDP in 2014 and 5.5% of GDP in 2015.

Services

The services sector includes retail, transport, communications, financial intermediation, rental services and government subsectors including public education, public health and public services. The services sector grew by 3.4% in 2011 (including a 5.3% rise in financial services and a 6.5% rise in communications), 2.9% in 2012 (including a 5.2% rise in rental services and a 7% rise in communications), 2.8% in 2013 (including a 4.8% rise in rental services and a 4% rise in communications), and 0.4% in 2014 (including a 4.7% growth in communications and a 2.1% growth in transportation). In 2015, the services sector contracted by 2.7%, including a 8.9% contraction in retail services and a 6.5% contraction in transportation.

As of December 31, 2015, the service sector represented 61.7% of GDP, compared to 60.7% of GDP in 2014. As of December 31, 2015, retail services represented 10.5% of GDP; transportation represented 3.6%; communications represented 2.7%; financial services represented 6.5%; rental services represented 8.5%; other services represented 14.7%; and the services provided by the Government represented 15.2% of GDP, respectively.

Transport

Brazil has a road network of approximately 1.7 million kilometers, of which approximately 12.3% is paved. Most paved roads are maintained by federal and State authorities, while the vast majority of unpaved roads are the responsibility of Municipal authorities. Brazil’s railway system consists of approximately 28 thousand kilometers. Between 2006 and 2015, freight traffic on railways in Brazil increased from 238.4 billion Revenue Tonne Kilometres (“RTK”) to 331.7 billion RTK, a growth of 39.1%. For recent developments on the road and railroad segments of the most recent phase of the Logistics Investment Program (Programa de Investimento de Logística, see “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

Major Brazilian cities are served by both domestic and international airlines, and many smaller communities benefit from scheduled service by domestic airlines. In 2015, there were 112.3 million airline passengers in the 60 airports managed by Infraero (the state-owned enterprise that manages airports in Brazil).

Brazil is in the process of issuing concessions for some of its airports. The São Gonçalo do Amarante international airport, in Rio Grande do Norte, was the first Brazilian airport to be privatized (2011). The period of the concession for this airport is 28 years.

Following a decision by the Federal Government in 2011 to include Guarulhos and Campinas (Viracopos) international airports, in the State of São Paulo, and Brasilia international airport, in the Federal District, in the National Privatization Program (Programa Nacional de Desestatização), management contracts for the three largest Brazilian airports were granted to private companies in 2012. The concession period is 20 years for Guarulhos, 30 years for Campinas (Viracopos) and 25 years for Brasilia.

Concessions for expansion, maintenance and operation of international airports were granted to private operators in 2013 under the PIL: Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais. The concession period is 25 years for Galeão and 30 years for Confins.

For recent developments on the airport segment of the most recent phase of the PIL, See “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

The National Civil Aviation Agency (Agência Nacional de Aviação Civil) is responsible for monitoring the airports and managing their concession contracts. Brazil’s national airport authority, Infraero, will maintain 49% ownership of the airport concessionaires and assist with airport management.

With 8,500 km of sea coast, the Brazilian port industry handles more than 90% of Brazil’s exports. In 2015, about 1 billion tons of products passed through Brazilian ports, an increase of 4% compared to 2014. Brazil’s main ports are in Rio de Janeiro (State of Rio de Janeiro), Santos (State of São Paulo), Paranaguá (State of Paraná), Rio Grande (State of Rio Grande do Sul) and São Sebastião (State of São Paulo). Port policy is formulated by the Ministry of Transport, Ports and Civil Aviation (Ministério dos Transportes, Portos e Aviação Civil). Of the 37 public ports under management of the Ministry, 18 are supervised by, granted to or operated by State and Municipal governments. The other 19 maritime ports are administered directly by joint stock companies that each have the Federal Government as their the majority shareholder. Such companies are directly linked to the Ministry.

Law No. 12,815 dated June 5, 2013, was designed to improve planning for, and management of, Brazil’s ports by reorganizing the port sector. Decree No. 8,033, dated June 27, 2013, governs the development of maritime port activities, including the construction and operation of new ports. Contracts for new ports will have a term of up to 25 years, with the ability to renew the contract once for a period equal to the initial term of the contract. Private enterprises that obtain the right to build and operate new ports will be selected through public auctions. For recent developments on the port segment of the most recent phase of the PIL, see “Public Finance—Federal Government’s programs and plans—Logistics Investment Program and Planning and Logistics Company”.

Telecommunications. The telecommunications sector includes telecommunications services, computer services, audiovisual services, and other services, including editing, integrated editing to printing, news agencies and journalism. Telecommunications services include fixed line telephony, mobile telephony, specialized mobile services (trunking), satellite telecommunications, internet access providers, transmission and reception of radio and television signals, installation and other services.

Computer services include software development, data processing, consulting, equipment sales and software, outsourcing, support and maintenance of software among others. Audiovisual services include advertising and merchandising for TV and radio, cable TV programming, film screenings and auxiliary production of TV programs.

In 2015, investment in the telecommunication sector amounted to R$31 billion, including concessions, which represents a decrease of 17% when compared to 2014. Since privatization, total investment in the telecommunication sector reached R$386 billion.

The Brazilian Telecommunication Regulatory Agency (Agência Nacional de Telecomunicações, or “ANATEL”), created in 1997, is responsible for regulating the telecommunications sector. Among its legal duties, ANATEL is responsible for (i) implementing the national telecommunication policy; (ii) managing the national spectrum and orbital usage; (iii) regulating, authorizing and enforcing regulations for operators on the provision of telecommunication services; (iv) defining standards to be followed by operators in the supply of telecommunication services; (v) standardizing and approving telecommunication products; and (vi) preventing violations of telecommunication users’ rights.

Communication services decreased by 0.3% in 2015 when compared to 2014. In 2014, there was an increase of 4.7% compared to the previous year.

Agriculture and Livestock

Brazil’s agriculture and livestock sector is among the most prosperous and competitive in the world. Brazil is the largest producer and exporter of coffee, the second largest producer and exporter of soybeans and the largest exporter of sugar. In the 2015/2016 season, Brazil accounted for 32.9% of the world’s coffee production, 26.6% of global coffee exports, 31.3% of global soybeans production, 35.4% of global soybeans exports, and 43.4% of global sugar exports.

Brazil is the second largest producer of beef in the world and the largest global exporter of broiler meat. In 2015, Brazil produced 9.4 billion tons of beef and exported 1.7 billion tons (17.8% of world exports). Broiler meat exports totaled 3.8 billion tons in the same period, corresponding to 37.4%% of total global broiler meat exports.

Despite a slowdown in global agricultural trade, Brazilian agricultural exports have been growing, increasing Brazil’s relative share in the international market and consolidating Brazil’s position as one of the leading agricultural producers and exporters. In 2015, these agricultural exports were approximately US$74.47 billion (accounting for 39% of Brazil’s total exports) compared to US$82.6 billion or 36.7% of Brazil’s total exports in 2014. Among the main products exported in 2015, soybean products ranked first, accounting for 14.6% of Brazil’s total exports; meats ranked fifth, accounting for 7.5% of Brazil’s total exports; sugar and ethanol ranked ninth, accounting for 4.5% of Brazil’s total exports; and coffee ranked twelfth, accounting for 3.2% of Brazil’s total exports.

The gross value of the agriculture and livestock sector’s production in 2015 grew to R$498.5 billion, representing an increase of 0.8% compared to 2014. Of this amount, R$321 billion was agricultural production and R$177.5 billion was livestock production.

The Federal Government’s Agriculture and Livestock Plan 2016/2017 (Plano Agricola e Pecuário 2016/2017) includes R$185 billion in investments in Brazil’s agricultural crops. Brazil’s grain production for the 2015/2016 season is expected to decrease by 9.5% as compared to the 2014/2015 season, yielding a total of 188.1 million tons of grain.

As of December 31, 2015, the agriculture and livestock sector represented 4.5% of GDP, consistent with 2014.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Lower commodity prices may result in a reduction in growth rates and international trade for commodity exporting economies like Brazil. However, Brazil has been able to partially offset the drop in commodity prices with an expansion of volume.

In the first half of 2016, the trade balance presented a surplus of US$22.4 billion compared to a surplus of US$1.3 billion accumulated during the same period in 2015. Exports totaled US$89.8 billion (compared to US$93.9 billion in the first half of 2015) while imports reached US$67.4 billion (compared to US$92.6 billion in the same period of 2014).

The most significant change in Brazil’s balance of payments during the first half of 2016 was related to an increase in the trade balance. The overall trade flow decreased in comparison to previous years. Lower trade flow ( decrease of 15.9%) was prompted by a decline in imports (of 27.7%) during the first half of 2016. Nevertheless, the trade balance increased because imports decreased in a much higher pace than exports. The decrease in Brazil’s imports can be attributed to the generally slower pace of economic activity. Additionally, foreign investments in Brazil remained at historically strong levels, outpacing Brazil’s current account deficit.

Imports and Exports

Exports totaled US$255.5 billion in 2011, US$242.3 billion in 2012, US$241.6 billion in 2013, and US$224.1 billion in 2014. In 2015, exports totaled US$190.1 billion, a 15.2% decrease from 2014. Imports totaled US$227.9 billion in 2011, US$224.9 billion in 2012, US$241.2 billion in 2013 and US$230.7 billion in 2014. In 2015, imports totaled US$172.4 billion, a 25.3% decrease from 2014. From 2011 to 2013, Brazil registered trade surpluses of US$27.6 billion, US$17.4 billion, and US$0.4 billion respectively. In 2014, Brazil registered a trade deficit of US$6.6 billion. In 2015, Brazil registered a trade surplus of US$17.7 billion.

Current Account

After five years of surpluses, from 2003 to 2007, Brazil has run current account deficits since 2008. The current account deficit reached US$77 billion in 2011 (1.8% of GDP), US$74.2 billion in 2012 (1.5% of GDP), US$74.8 billion in 2013 (1.4% of GDP), US$104.2 billion in 2014 (1.8% of GDP), and US$58.9 billion in 2015 (1% of GDP). In the first half of 2016, the current account registered a deficit of US$8.4 billion while the services account registered a deficit of US$14.8 billion. The capital account registered a surplus of US$98 million in the first half of 2016 and the accumulated financial account deficit was US$5.5 billion in the same period.

The generally slower pace of economic activity had a negative impact on the services account, contributing to the current account deficit. The services account presented deficits of US$37.2 billion in 2011, US$40.2 billion in 2012, US$46.4 billion in 2013, US$48.2 billion in 2014, and US$36.9 billion in 2015.

The capital account presented surpluses of US$256 million in 2011, US$208 million in 2012, US$322 million in 2013, US$232 million in 2014, and US$440 million in 2015.

The financial account presented deficits of US$79.2 billion in 2011, US$74 billion in 2012, US$72.7 billion in 2013, US$100.6 billion in 2014, and US$54.7 billion in 2015.

Foreign Direct Investments

In 2015, foreign direct investment into Brazil reached approximately US$75.1 billion, compared to US$96.9 billion in 2014. The drop of foreign direct investment into Brazil is partially attributed to the downgrading of the rating of Brazil by Standard & Poor’s, Moody´s and Fitch Ratings to below investment grade.

Net portfolio investment inflows totaled US$18.5 billion in 2015, compared to a net inflow of US$41.5 billion in 2014.

Balance of Payments

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Table No. 10

Balance of Payments (1)

In Millions of U.S. Dollars

	2011	2012	2013	2014	2015
Current Account	-77,032	-74,218	-74,839	-104,181	-58,882
Balance on Goods	27,625	17,420	389	-6,629	17,670
Exports	255,506	242,283	241,577	224,098	190,092

Imports	227,881	224,864	241,189	230,727	172,422
Services	-37,166	-40,168	-46,372	-48,107	-36,919
Primary Income Balance	-70,475	-54,308	-32,539	-52,170	-42,357
Secondary Income Balance	2,984	2,838	3,683	2,725	2,724
Capital Account (2)	256	208	322	232	440
Financial Account	-79,242	-73,954	-72,696	-100,599	-54,734
Direct Investment	-85,091	-81,399	-54,240	-70,855	-61,576
Net Acquisition of Financial Assets	16,067	5,208	14,942	26,040	13,498
Net Incurrence of Liabilities	101,158	86,607	69,181	96,895	75,075
Portfolio Investments	-41,248	-15,826	-32,787	-38,708	-22,047
Net Acquisition of Financial Assets	-16,856	7,403	8,981	2,820	-3,548
Net Incurrence of Liabilities	24,392	23,229	41,768	41,527	18,500
Financial Derivatives and Employee Stock Options	-3	-25	-110	1,568	3,450
Other Investments	-11,538	4,396	20,367	-3,436	23,871
Net Acquisition of Financial Assets	35,790	23,841	39,413	50,667	44,001
Net Incurrence of Liabilities	47,328	19,444	19,046	54,103	20,130
Reserve Assets	58,637	18,900	-5,927	10,833	1,569
Net Errors and Omissions	-2,466	57	1,821	3,351	3,708

(1)	These figures were calculated in accordance with the methodology set forth in the IMF Balance of Payment Method no. 6.
(2)	Includes migrant transfers.

Source: Central Bank

Foreign Trade

Exports

Brazilian exports of primary goods represented 45.6% of the total goods exported in 2015, while industrialized products (semi-manufactured and manufactured goods) represented 54.4% of the total exported.

Since 2009, the largest market for Brazilian products has been the Asian market, with exports in 2015 amounting to approximately US$63.2 billion (33.1% of total exports), followed by the European Union with exports totaling approximately US$33.9 billion (17.8% of total exports). Exports to the United States decreased from US$27.1 billion (or 12.1% of total exports) in 2014 to US$24.2 billion (or 12.7% of total exports) in 2015. The volume of exports to Mercosul countries decreased from US$25.1 billion (or 11.1% of total exports) in 2014 to US$21 billion (or 11% of total exports) in 2015.

During the first half of 2016, exports to the European Union reached US$16 billion (representing 17.7% of total exports), a decrease of 5.8% compared to the same period in 2015. Exports to the United States reached US$10.7 billion (11.8% of total exports), a decrease from the US$11.9 billion in exports registered in 2015. Exports to Asia reached US$32.3 billion, representing 35.8% of total exports. Over the same period in 2015, exports to Asia were US$31.8 billion (or 33.7% of total exports).

China is Brazil’s most significant partner in foreign trade. Exports to China totaled US$35.6 billion in 2015 ( or 18.6% of total exports) for that period. During the first half of 2016, exports to China totaled US$19.8 billion, an increase of 7% when compared to the same period in 2015.

To provide export financing under the terms and conditions prevailing in the international market, the Federal Government established the Export Financing Program (Programa de Financiamento às Exportações or “PROEX”). There are two forms of credit assistance available under the program: direct financing and interest rate equalization. Direct financing can be provided to Brazilian exporters (supplier’s credit) or to foreign importers (buyer’s credit); direct financing also may be provided for the production of goods and services for export. Interest rate equalization is a form of credit assistance through which PROEX assumes part of the finance charges associated with a loan granted by another financial institution through equalization payments, making the net financial burden of the loan compatible with those available on the international market. The Federal Government increased resources for PROEX from R$1.3 billion to R$2.6 billion and increased the financing period of the program from 10 to 15 years in April 2012 as part of the Greater Brazil Plan. The PROEX budget for 2016 is approximately R$4.3 billion, compared to R$3.6 billion in 2015.

Imports

In 2015, intermediate goods represented 58.1% of total imports, and capital goods accounted for 13.6% of total imports. Consumer goods represented 15.6% of total imports, while fuel and oil represented 12.7% of the total. Imports from the European Union were US$36.6 billion in 2015 (or 21.4% of total imports), while imports from the United States were US$26.8 billion in 2015 (or 15.6% of total imports). Imports from Asia decreased from US$71.2 billion in 2014 (or 31.1% of total imports) to US$55.8 billion in 2015 (or 32.5% of total imports).

During the first half of 2016, imports from the European Union reached US$15.4 billion, representing 23.2% of all Brazilian imports, a decrease of 20.1% compared to the same period in 2015. Imports from the United States reached US$11.2 billion (or 16.8% of total imports), a decrease from the US$14.3 billion in imports registered in the first half of 2016. Imports from Asia reached US$ 21billion, representing 31.6% of all Brazilian imports. In the same period in 2015, imports from Asia were US$30.9 billion (or 33.6% of total imports).

As of September 2016, the average import tariff is 11.6% and the maximum tariff is 55%.

Although Mercosul Common Customs Tariff (Tarifa Externa Comum - “TEC”) is 35%, members are allowed a national list of exceptions to the TEC: Argentina, up to 100 products until December 31, 2021; Brazil, up to 100 products until December 31, 2021; Paraguay, up to 649 products until December 31, 2023; Uruguay, up to 225 products until December 31, 2022; and Venezuela up to 225 products until December 31, 2022. Up to 20% of the codes on the list can be changed every six months.

The following tables set forth certain information regarding exports by aggregate factor and imports by end-use category.

Table No. 11

Brazilian Exports (FOB)(1)

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
Primary Products	122,457	47.8%	113,454	46.8%	113,023	46.7%	109,556	48.7%	87,188	45.6%
Industrialized Products	133,583	52.2%	129,124	53.2%	129,010	53.3%	115,545	51.3%	103,946	54.4%
Semi-Manufactured	36,026	14.1%	33,042	13.6%	30,526	12.6%	29,065	12.9%	26,463	13.8%
Manufactured (2)	97,556	38.1%	96,082	39.6%	98,485	40.7%	86,479	38.4%	77,483	40.5%
Total	256,040	100.0%	242,578	100.0%	242,034	100.0%	225,101	100.0%	191,134	100.0%

(1)	According to the Common Nomenclature of MERCOSUL (Nomenclatura Comum do MERCOSUL or “NCM”) .
(2)	Special Transactions included. The Special Transactions code is used when the specific product codes cannot be identified. Some of the transactions classified as “special” include: purchase and sale of ships and airplanes used in international transportation, purchase and sale of drilling platforms to be used in international waters, ships, airplanes and other transportation vehicles (on board consumption), postal packages, non-financial leases, personal property of migrants, donations and duty-free shops.

Source: Ministry of Industry, Foreign Trade and Services (Ministério da Indústria, Comércio Exterior e Serviços)

Table No. 12

Brazilian Imports (FOB)(1)

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
Capital Goods	30,517	13.5%	31,662	14.2%	32,691	13.6%	29,492	12.9%	23,290	13.6%
Consumption Goods	34,861	15.4%	33,381	15.0%	34,676	14.5%	33,115	14.5%	26,810	15.6%
Oil and Fuel	36,103	16.0%	35,173	15.8%	40,546	16.9%	39,478	17.2%	21,717	12.7%
Intermediate Goods	124,765	55.1%	122,968	55.1%	131,834	55.0%	127,059	55.4%	99,645	58.1%
Total	226,247	100.0%	223,183	100.0%	239,748	100.0%	229,145	100.0%	171,461	100.0%

(1)	According to the NCM.

Source: Central Bank with underlying information provided by Ministry of Industry, Foreign Trade and Services

Soy and iron ore are some of the most significant Brazilian exports. In 2015, soy exports represented 11% of all Brazilian exports and iron ore exports represented 7.4% of all Brazilian exports. These items are exported to a wide range of commercial partners; however, China received the biggest share of these exports in 2015.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Table No. 13

Exports (FOB Brazil)(1)

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
Livestock and Animal Products	15,215	5.9%	15,365	6.3%	16,631	6.9%	17,528	7.8%	14,483	7.6%
Vegetable Products	30,041	11.7%	31,357	12.9%	36,113	14.9%	35,536	15.8%	34,099	17.8%
Oils, Fat and Waxes of Animals and Plants	2,590	1.0%	2,539	1.0%	1,845	0.8%	1,584	0.7%	1,626	0.9%
Food, Beverage and Tobacco	31,787	12.4%	31,420	13.0%	30,277	12.5%	26,013	11.6%	22,341	11.7%
Mineral Products	71,785	28.0%	60,481	24.9%	53,706	22.2%	49,836	22.1%	31,153	16.3%
Chemical Products and Derivatives	12,258	4.8%	11,570	4.8%	11,157	4.6%	11,503	5.1%	9,989	5.2%
Plastic and Rubber, and Derivatives	6,611	2.6%	6,113	2.5%	5,605	2.3%	5,531	2.5%	5,127	2.7%
Fur, Leather and Derivatives	2,160	0.8%	2,180	0.9%	2,607	1.1%	3,050	1.4%	2,372	1.2%
Wood, Wood Charcoal and Derivatives	1,903	0.7%	1,891	0.8%	2,006	0.8%	2,245	1.0%	2,273	1.2%
Paste of Wood, Paper and Derivatives	7,248	2.8%	6,716	2.8%	7,194	3.0%	7,262	3.2%	7,665	4.0%
Textile Materials and Derivatives	3,013	1.2%	3,386	1.4%	2,368	1.0%	2,537	1.1%	2,371	1.2%
Shoes, Hats, etc	1,504	0.6%	1,292	0.5%	1,269	0.5%	1,244	0.6%	1,119	0.6%
Articles of Stone, Ceramic, Glass, etc	1,724	0.7%	1,719	0.7%	1,922	0.8%	1,940	0.9%	1,926	1.0%
Natural Pearls, Precious Stones, etc	2,962	1.2%	3,239	1.3%	3,207	1.3%	2,817	1.3%	2,755	1.4%
Common Metals and Derivatives	18,941	7.4%	17,240	7.1%	14,805	6.1%	16,129	7.2%	15,266	8.0%
Machineries and Equipments, Electric Materials, etc	19,225	7.5%	18,806	7.8%	17,493	7.2%	16,944	7.5%	15,011	7.9%
Transport Materials	19,575	7.6%	19,437	8.0%	26,574	11.0%	16,139	7.2%	16,243	8.5%
Scientific Instruments and Equipments	965	0.4%	931	0.4%	912	0.4%	924	0.4%	855	0.4%
Weapons and Ammunition	293	0.1%	315	0.1%	356	0.1%	317	0.1%	365	0.2%
Goods and Diverse Products	1,122	0.4%	1,333	0.5%	1,038	0.4%	1,146	0.5%	977	0.5%
Objects of Art, Collection and Antiques	57	0.0%	46	0.0%	122	0.1%	82	0.0%	113	0.1%
Special Transactions	5,060	2.0%	5,204	2.1%	4,829	2.0%	4,794	2.1%	3,005	1.6%
Total	256,040	100%	242,578	100%	242,034	100%	225,101	100%	191,134	100%

(1)	According to the NCM.

Source: Ministry of Industry, Foreign Trade and Services

Table No. 14

Imports (FOB Brazil)(1)

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
Livestock and Animal Products	2,298	1.0%	2,330	1.0%	2,457	1.0%	2,570	1.1%	2,043	1.2%
Vegetable Products	5,026	2.2%	5,216	2.3%	5,984	2.5%	5,252	2.3%	3,881	2.3%
Oils, Fat and Waxes of Animals and Plants	1,051	0.5%	958	0.4%	953	0.4%	1,018	0.4%	838	0.5%
Food, Beverage and Tobacco	3,091	1.4%	2,925	1.3%	2,868	1.2%	3,114	1.4%	2,751	1.6%
Mineral Products	44,537	19.7%	42,223	18.9%	48,137	20.1%	47,205	20.6%	26,952	15.7%
Chemical Products and Derivatives	34,601	15.3%	35,631	16.0%	38,236	15.9%	37,880	16.5%	32,089	18.7%
Plastic and Rubber, and Derivatives	13,208	5.8%	12,508	5.6%	13,600	5.7%	12,941	5.6%	10,096	5.9%
Fur, Leather and Derivatives	612	0.3%	595	0.3%	607	0.3%	631	0.3%	507	0.3%
Wood, Wood Charcoal and Derivatives	196	0.1%	188	0.1%	164	0.1%	170	0.1%	132	0.1%
Paste of Wood, Paper and Derivatives	2,384	1.1%	2,203	1.0%	2,105	0.9%	2,038	0.9%	1,498	0.9%
Textile Materials and Derivatives	6,567	2.9%	6,613	3.0%	6,800	2.8%	7,148	3.1%	5,860	3.4%
Shoes, Hats, etc	642	0.3%	775	0.3%	818	0.3%	817	0.4%	689	0.4%
Articles of Stone, Ceramic, Glass, etc	1,835	0.8%	1,951	0.9%	2,080	0.9%	1,832	0.8%	1,349	0.8%
Natural Pearls, Precious Stones, etc	697	0.3%	649	0.3%	542	0.2%	521	0.2%	381	0.2%
Common Metals and Derivatives	14,244	6.3%	13,795	6.2%	13,706	5.7%	13,593	5.9%	10,852	6.3%
Machineries and Equipments, Electric Materials, etc	60,115	26.6%	60,175	27.0%	64,039	26.7%	58,902	25.7%	45,197	26.4%
Transport Materials	26,376	11.7%	25,211	11.3%	26,498	11.1%	23,925	10.4%	18,380	10.7%
Scientific Instruments and Equipments	6,765	3.0%	6,916	3.1%	7,536	3.1%	7,104	3.1%	5,834	3.4%
Weapons and Ammunition	34	0.0%	27	0.0%	41	0.0%	63	0.0%	39	0.0%
Goods and Diverse Products	1,947	0.9%	2,253	1.0%	2,522	1.1%	2,367	1.0%	2,041	1.2%
Objects of Art, Collection and Antiques	17	0.0%	39	0.0%	52	0.0%	66	0.0%	39	0.0%
Special Transactions	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Total	226,246	100%	223,183	100%	239,748	100%	229,154	100%	171,449	100%

(1)	According to the NCM.

Source: Ministry of Industry, Foreign Trade and Services

Table No. 15

Principal Foreign Trade Indicators

	2011	2012	2013	2014	2015
Exports
in millions of US$ Dollars	255,506	242,283	241,577	224,098	190,092
% change (1)	26.8%	-5.2%	-0.3%	-7.2%	-15.2%
% of GDP	9.8%	9.9%	9.8%	9.3%	10.7%
1,000 tons	544,244	546,266	558,499	576,730	637,627
% change (2)	4.6%	0.4%	2.2%	3.3%	10.6%
Imports
in millions of U.S. Dollars	-227,881	-224,864	-241,189	-230,727	-172,422
% change (1)	24.5%	-1.3%	7.3%	-4.3%	-25.3%
% of GDP	-8.7%	-9.1%	-9.8%	-9.6%	-9.7%
1,000 tons	148,668	141,768	159,583	165,309	146,509
% change (2)	7.6%	-4.6%	12.6%	3.6%	-11.4%
Exports/Imports (3)	1.1	1.1	1.0	1.0	1.1
Trade Balance
in millions of U.S. Dollars	27,625	17,420	389	-6,629	17,670
% change (1)	47.9%	-36.9%	-97.8%	-1,805.9%	-366.5%
% of GDP	1.1%	0.7%	0.0%	-0.3%	1.0%
GDP )	2,612,855	2,459,022	2,461,436	2,415,916	1,776,384

(1)	Percentage change from previous year.
(2)	Percentage change in volume, by weight.
(3)	Exports divided by imports.

Source: Central Bank and Ministry of Industry, Foreign Trade and Services

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Table No. 16

Exports (FOB Brazil) by Region

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
		%		%		%		%		%
LAIA (1)	50,258	20.8	41,213	18.4	41,213	20.6	41,213	18.3	35,450	18.5
LAIA ex-MERCOSUL	20,725	8.6	16,160	7.2	16,160	8.1	16,160	7.2	14,463	7.6
MERCOSUL	29,533	12.2	25,053	11.2	748	0.4	25,053	11.1	20,987	11.0
CACM (2)	867	0.4	748	0.3	358	0.2	748	0.3	794	0.4
Others Latin America	463	0.2	358	0.2	2,487	1.2	358	0.2	523	0.3
CARICOM (3)	1,056	0.4	2,487	1.1	2,316	1.2	2,487	1.1	1,737	0.9
Canada	2,702	1.1	2,316	1.0	27,145	13.6	2,316	1.0	2,363	1.2
USA (4)	24,863	10.3	27,145	12.1	1,319	0.7	27,145	12.1	24,216	12.7
Others America	1,011	0.4	1,319	0.6	4,583	2.3	1,319	0.6	663	0.3
Easter Europe	4,178	1.7	4,583	2.0	42,047	21.0	4,583	2.0	2,867	1.5
EU	47,772	19.7	42,047	18.7	3,299	1.6	42,047	18.7	33,947	17.8
EFTA (5)	3,420	1.4	3,299	1.5	1,407	0.7	3,299	1.5	2,917	1.5
Others Europe	1,063	0.4	1,407	0.6	73,513	36.7	1,407	0.6	1,409	0.7
Asia (ex-Middle Eastern)	77,659	32.1	73,513	32.7	10,419	5.2	73,513	32.7	63,171	33.1
Middle Eastern	10,954	4.5	10,419	4.6	9,701	4.8	10,419	4.6	9,957	5.2
Africa	11,087	4.6	9,701	4.3	509	0.3	9,701	4.3	8,202	4.3
Oceania	545	0.2	0	0.0	4,038	2.0	509	0.2	490	0.3
Provision of Ships and Aircrafts	4,135	1.7	4,038	1.8	0	0.0	4,038	1.8	2,427	1.3
Non-declared	0	0	0.0	0	0.00	0	0.00	0	0.00	0
Total	242,034	100	224,592	100	200,048	100	225,101	100	191,134	100

(1)	Latin American Integration Association.
(2)	Central American Common Market
(3)	Caribbean Community and Common Market
(4)	Includes Puerto Rico.
(5)	European Free Trade Association.

Source: Ministry of Industry, Foreign Trade and Services

The following table sets forth imports by region:

Table No. 17

Imports (FOB Brazil) by Region

In Millions of U.S. Dollars, except for percentages

	2011		2012		2013		2014		2015
		%		%		%		%		%
LAIA (1)	38,088	15.9	35,279	15.48	35,279	16.7	35,279	15.4	25,983	15.2
LAIA ex-MERCOSUL	17,638	7.4	16,833	7.39	16,833	8.0	16,833	7.3	12,918	7.5
MERCOSUL	20,450	8.5	18,446	8.09	337	0.2	18,446	8.0	13,065	7.6
CACM (2)	495	0.2	337	0.15	22	0.0	337	0.1	107	0.1
Others Latin America	19	0.0	22	0.01	1,249	0.6	22	0.0	25	0.0
CARICOM (3)	1,530	0.6	1,249	0.55	2,713	1.3	1,249	0.5	1,014	0.6
Canada	3,002	1.3	2,713	1.19	35,318	16.8	2,713	1.2	2,421	1.4
USA (4)	36,296	15.1	35,318	15.50	684	0.3	35,318	15.4	26,761	15.6
Others America	752	0.3	684	0.30	4,036	1.9	684	0.3	113	0.1
Eastern Europe	3,598	1.5	4,036	1.77	46,719	22.2	4,036	1.8	2,955	1.7
EU	50,751	21.2	46,719	20.50	3,911	1.9	46,719	20.4	36,646	21.4
EFTA (5)	3,943	1.6	3,911	1.72	938	0.4	3,911	1.7	3,161	1.8
Others Europe	1,199	0.5	938	0.41	71,176	33.8	938	0.4	615	0.4
Asia (ex-Middle Eastern)	73,232	30.5	71,176	31.23	8,000	3.8	71,176	31.1	55,778	32.5
Middle Eastern	7,369	3.1	8,000	3.51	17,061	8.1	8,000	3.5	5,313	3.1
Africa	17,446	7.3	17,061	7.49	1,232	0.6	17,061	7.4	8,764	5.1
Oceania	1,324	0.6	0	0.00	0	0.0	1,232	0.5	1,112	0.6
Provision of Ships and Aircrafts	0	0	0	0	482	0	0	0	0	0
Non-declared	705	0.3	482	0.21	0	0.0	482	0.2	678	0.4
Total	239,748	100	227,923	100.0	210,709	100	229,154	100	171,449	100

(1)	Latin American Integration Association.
(2)	Central American Common Market
(3)	Caribbean Community and Common Market
(4)	Includes Puerto Rico.
(5)	European Free Trade Association.

Source: Ministry of Industry, Foreign Trade and Services

Foreign Investment

Net Foreign Direct Investment (“FDI”) totaled US$101.2 billion in 2011, US$86.6 billion in 2012, US$69.2 billion in 2013, and US$96.9 billion in 2014. In 2015, FDI reached US$75.1 billion the accumulated amount was US$33.8 billion in the first half of 2016.

Net foreign portfolio investment registered an inflow of approximately US$24.4 billion in 2011, US$23.2 billion in 2012, US$41.8 billion in 2013, US$41.5 billion in 2014, and US$18.5 billion in 2015.

The following table sets forth information regarding foreign direct and portfolio investment in Brazil for each of the years indicated.

Table No. 18

Foreign Direct and Portfolio Investment in Brazil (1)

In Millions of U.S. Dollars

	2011	2012	2013	2014	2015
Portfolio
Net acquisition of Financial Assets	-16,856	7,403	8,981	2,820	-3,548
Net Incurrence of Liabilities	24,392	23,228	41,768	41,527	18,500
Total	41,248	15,826	32,787	38,708	22,047
Direct
Net Acquisition of Financial Assets	16,067	5,208	14,942	26,040	13,498
Net Incurrence of Liabilities	101,158	86,607	69,181	96,895	75,075
Total	85,091	81,399	54,240	70,855	61,576

(1)	These figures were calculated in accordance with the methodology set forth in the IMF BPM6.

Source: Central Bank

External financing needs, defined as the difference between the current account deficit and net foreign direct investment, generally have been negative since January 2002 as rising foreign direct investments have been greater than the current account deficit. In 2013 and 2014, however, Brazil’s external financing needs were positive: US$5.7 billion and US$7.3 billion, respectively. In 2015, Brazil external financing needs were negative by US$16.2 billion.

The following table sets forth the external financing needs of Brazil for each of the years indicated.

Table No. 19

External Financing Needs

In Millions of U.S. Dollars

	2011	2012	2013	2014	2015
Current Account Deficit	77,032	74,218	74,839	104,181	58,905
Foreign Direct Investment	101,158	86,607	69,181	96,895	75,075
External Financing Needs	-24,126	-12,388	5,658	7,286	-16,170

Source: Central Bank

International Reserves

The Central Bank publishes the volume of international reserves using two metrics: cash (which is the most commonly used) and international liquidity. The international liquidity metric includes U.S. dollars receivable by the Central Bank from banks as a result of loans that the Central Bank issued in foreign currency during the recent international financial crisis. These transactions are not included in the cash metric.

According to the cash metric for calculating international reserves, Brazilian international reserves totaled US$352 billion in 2011, US$373.1 billion in 2012, US$358.8 billion in 2013, US$363.6 billion in 2014, and US$356.5 billion in 2015.

According to the international liquidity metric for calculating international reserves, Brazilian international reserves totaled US$352 billion in 2011, US$378.6 billion in 2012, US$375.8 billion in 2013, US$374.1 billion in 2014, and US$368.7 billion in 2015.

The following table sets forth certain information regarding Brazil’s international reserves, according to the cash metric for calculating international reserves, at the dates indicated.

Table No. 20

International Reserves

In Millions of U.S. Dollars

	As of December 31,
	2011	2012	2013	2014	2015
Total Gold and Foreign Exchange	344,834	365,645	351,621	357,391	351,132
Gold (1)	1,654	3,581	2,592	2,586	2,289
Foreign Exchange	343,180	362,064	349,029	354,805	348,844
Special Drawing Rights	3,980	3,987	3,997	3,762	3,599
Other Reserve Assets (2)	205	33	0	2	18
Total Official Reserves (3)	352,012	373,147	358,808	363,551	356,464

(1)	Includes available financial gold inventory plus time deposits.
(2)	Includes financial derivatives, loans to non-bank non-residents (includes export credit), reverse repo (securities borrowed with other securities used as collateral) and others.
(3)	Calculated according to cash metric.

Source: Central Bank

Foreign Exchange Rates and Exchange Controls

The Brazilian foreign exchange system has been structured to enable the Federal Government, through the Central Bank, to regulate and control foreign exchange transactions carried out in Brazil.

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or such an imbalance is foreseeable, the Federal Government may, for a limited period of time, impose restrictions (i) on the remittance to foreign investors of the proceeds of their investments in Brazil, and (ii) on the conversion of Brazilian currency into foreign currencies.

In an attempt to avoid excessive volatility, to counteract appreciation or to contain the depreciation of the Brazilian Real against the U.S. dollar and other foreign currencies, and also to reduce the effects of speculative activity, the Federal Government may take measures to control the inflow of foreign capital. The Financial Transactions Tax (Imposto sobre Operações Financeiras or “IOF”) is one of the instruments used by the government to make such adjustments.

The IOF, which is regulated by Decree No. 6,306, dated December 14, 2007, as amended, is levied on credit transactions, foreign exchange transactions, insurance transactions and transactions involving securities.

Currently, the IOF rate is 0% for (i) income derived from stocks and Exchange Traded Funds (“ETFs”) whether traded on or off a stock exchange, (ii) foreign investments in fixed-income securities; and (iii) increases in dollar short positions in financial derivatives.

Investments are subject to an IOF levy on redemptions, transfers or renegotiations that occur within 30 days of the acquisition of fixed income securities (except debentures, Real Estate Credit Certificate - Certificado de Recebíveis Imobiliários and Banking Financial Notes – Letras Financeiras), investment funds and investment club redemptions performed by foreign investors. For these investments, the tax rate is a maximum of 1% per day, but the amount of revenue subject to the tax varies according to the duration of the investment. The percentage of revenue subject to the IOF tax declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

In June 2014, the Federal Government announced that the 6% IOF entry tax on foreign borrowing would apply only to loans with terms of 180 days or less, instead of applying to loans with terms of 360 days or less. This change was designed to encourage borrowing abroad and the entry of foreign investments.

The Real /Dollar exchange rate was R$3.9048 to US$1.00 on December 31, 2015. In 2015, Brazil had a foreign exchange inflow of US$9.4 billion, compared with a foreign exchange outflow of US$9.3 billion in 2014. The financial sector reported net outflow of US$16.1 billion in 2015, compared to net outflows of US$13.4 billion in 2014. In 2015, there were net inflows of US$25.5 billion in the commercial sector, which had net inflows of US$4.1 billion in 2014.

Table No. 21

Foreign Exchange Transactions

In Millions of U.S. Dollars

	2011	2012	2013	2014	2015
Commercial	43,950	8,373	11,136	4,137	25,486
Financial	21,329	8,380	-23,396	-13,424	-16,071
Total	65,279	16,753	-12,261	-9,287	9,414

Source: Central Bank

THE FINANCIAL SYSTEM

General

The principal authorities that regulate Brazilian financial institutions are the CMN, which is the highest federal agency responsible for defining Brazilian monetary policy; the Central Bank, which is responsible for the implementation, regulation and supervision of the financial system; and the CVM, which is charged with regulating and supervising the Brazilian capital markets.

Banks in Brazil are subject to regulatory standards that are in some cases stricter than international banking standards. Capital injections and bank profits have kept the sector, as a whole, solvent, despite increases in the costs associated with financing.

The Brazilian financial system is composed of several types of public and private sector financial institutions. As of December 31, 2015, the Brazilian financial system included 132 multi-service banks, 21 commercial banks, 13 investment banks, and numerous savings and loan, brokerage, leasing and financial institutions.

The average leverage level in 2015 for the Brazilian banking system as a whole was approximately 4.1 times shareholders’ equity, and Brazilian private sector financial institutions were generally well capitalized. In addition, public sector banking institutions play an important role in the banking industry. Public sector banks accounted for 55% of the banking system’s total demand deposits and 37.6% of total assets in December 2015. A significant portion of the activities of federal and State banks involves the lending of Federal Government funds to industry, agriculture and housing. See “—Public Sector Financial Institutions”.

The reduction of Brazil’s inflation rate brought about by the Plano Real in the 1990s curtailed the profits Brazilian banks had previously earned from investing deposits in Federal Government securities at high interest rates and made it more difficult for certain financial institutions to survive. To assist distressed banks and strengthen the financial system, in the 1990s, the Federal Government instituted a program for restructuring and strengthening private sector banks.

In addition, on November 16, 1995, the Federal Government instituted a deposit insurance system and established a program to restructure Brazil’s State banks. See “—Regulation by the Central Bank”.

From the implementation of the Plano Real in the 1990s through December 31, 2015, 193 financial institutions were the subject of Central Bank intervention.

Institutional Framework

The basic framework of the modern Brazilian financial system resulted from the creation of regulatory institutions in the 1950s, 1960s and 1970s, including BNDES, currently one of the world’s largest development agencies, and the Housing Financial System (Sistema Financeiro de Habitação, or “SFH”), which is dedicated to housing finance. The CMN, the Central Bank and the CVM were also established during that time.

The CMN is the organization responsible for issuing general guidelines for the proper operation of the Brazilian national financial system. The council was established on December 31, 1964 by Law 4,595. The CMN is in charge of formulating monetary and credit policies, aimed at promoting Brazilian monetary stability, and economic and social development. The CMN is responsible for (i) adapting the volume of money supply to the conditions of the economy; (ii) regulating the internal and external value of the currency and the equilibrium of the balance of payments; (iii) guiding investments of funds of financial institutions; (iv) promoting the improvement of institutions and financial instruments; (v) ensuring liquidity and solvency of financial institutions; and (vi) coordinating monetary, credit, budgetary and internal and external public debts.

The CMN is currently composed of three members: the Minister of Finance, the Minister of Planning and Budget and the President of the Central Bank. CMN members meet once a month to deliberate about issues related to CMN supervisory responsibilities. On extraordinary occasions, more than one meeting may be held in a month.

The Central Bank is responsible for ensuring the stability of the Brazilian Real’s purchasing power and a solid and efficient financial system. The Central Bank also implements the monetary, currency and credit policies established by the CMN. The Central Bank Monetary Policy Committee (Comitê de Política Monetária or “COPOM”), created in 1996, is responsible for setting the stance of monetary policy and the short-term interest rate. In addition, the Central Bank is the fiscal agent of the National Treasury but, pursuant to the Constitution, is not permitted to finance the National Treasury, either directly or indirectly. The Central Bank is managed by a board of directors. The president and each director are appointed by the President of the Republic, subject to confirmation by the Senate.

The CVM is the regulatory body responsible for the development and regulation of the Brazilian capital markets. It is an autonomous, independent and decentralized agency, but it is linked to the Federal Government. Its main objectives are to (i) promote the development of the stock market; (ii) promote the efficiency and regular operation of the stock and over-the-counter markets; (iii) protect the holders of securities and market investors against irregularities in the issuance of securities; (iv) ensure public access to information on traded securities and issuers; and (v) continuously monitor the activities and services of the securities market.

Monetary Policy and Money Supply

In 1999, Brazil formally adopted inflation targeting as its monetary policy framework. Brazilian law provides that: (i) inflation targets are to be established on the basis of variations of a widely known index, the IPCA; (ii) the inflation targets, as well as the tolerance intervals, are to be set by the CMN; (iii) inflation targets are to be set no later than June 30 of the second year prior to the year for which the target is being set; (iv) the Central Bank is responsible for implementing the policies necessary to achieve the targets; (v) the targets will be considered to have been met whenever the observed accumulated inflation during each calendar year falls within specified tolerance levels; (vi) if any target is not met, the Central Bank’s Governor must issue an open letter addressed to the Finance Minister explaining why the target was not met, the measures to be adopted to ensure that inflation returns to the tolerance levels and the period of time that will be needed for these measures to have an effect; and (vii) the Central Bank is to issue a quarterly inflation report that will provide information on the performance of the inflation targeting framework, the results of the monetary policy actions, and the perspectives regarding inflation. Since 2006, CMN has established an inflation target of 4.5%, with a tolerance level of plus or minus 2 percentage points, and the same target has been established for 2015 and 2016. For 2017 and 2018, the inflation target is 4.5% with a tolerance interval of plus or minus 1.5 percentage points.

The Central Bank uses monetary policy instruments, principally the Over/Selic rate (a market-determined overnight rate for operations with federal bonds), to achieve the inflation targets. For each year from 2004 to 2014, the Central Bank has fulfilled the inflation targets established by the CMN. The 2015 inflation target was not met and there is a great likelihood that the target for 2016 will also not be met. See “The Brazilian Economy – Prices”. The Central Bank inflation projection for 2016 is 6.9%, which is slightly higher than the ceiling of the target for 2016 (as mentioned above, such target is 4.5% plus the tolerance level of 2 percentage points).

The Selic target is fixed for the period between regular COPOM meetings. From 2000 to 2005, the COPOM held regular meetings once per month, but since 2006 the committee has held eight regular meetings annually, with each meeting lasting two days. Each meeting begins on a Tuesday and continues on the following day. The COPOM can also establish a monetary policy bias at its regular meetings; a bias (to ease or tighten) authorizes the Central Bank’s Governor to alter the Selic interest rate target in the direction of the bias at any time between regular COPOM meetings.

After the Selic rate reached 7.25% per year in March 2013, the lowest recorded level in history, the COPOM decided to end an easing monetary policy cycle initiated in 2011 as consumer price indicators showed a considerable resilience to measures intended to curb inflation.

As inflation increased and came close to the official target ceiling, the Central Bank initiated a cycle of monetary adjustments. The Selic interest rate was gradually raised from 7.25% in March 2013 to 14.25% in July 2015, over the course of nineteen COPOM meetings. The Selic interest rate has been kept at 14.25% per year since then, over the course of nine COPOM meetings.

The COPOM identified the following risks to inflation: (1) short-term inflation has been higher than expected mainly due to food prices and can be persistent; (2) there are still uncertainties about the approval and implementation of necessary adjustments in the economy; and (3) a prolonged period with inflation forecasts above the target could reinforce inertia and delay the deflation process. On the other hand, (4) wholesale price indices indicate a likely favorable effect on inflation; (5) economic adjustments might be implemented more quickly, allowing confidence to improve and lowering inflation expectations; and (6) economic deceleration could produce a faster process of deflation than the Central Bank now expects. The Central Bank stated that the base case scenario and the current balance of risks indicate that the easing of monetary policy will depend on factors that allow for greater confidence in the achievement of the inflation target, in particular the target of 4.5% in 2017.

Spread over the Selic rate.

The average spread over the Over/Selic rate charged by financial institutions for domestic loans was 17.8% in December 2011, 14.4% in December 2012, 13.8% in December 2013, 14.9% in December 2014, and 18.6% in December 2015. For corporate entities, the average spread was 10% in December 2011, 7.5% in December 2012, 7.5% in December 2013, 8% in December 2014, and 9.7% in December 2015. For individuals, the average spread was 26% in December 2011, 21.7% in December 2012, 20% in December 2013, 21.5% in December 2014, and 26.7% in December 2015. The increase of the average spread was due in part to the increase in the Selic rate and in part due to expectations of an increase in defaults.

Open Market Operations.

The Central Bank periodically intervenes in the overnight funds market to maintain liquidity in that market and keep the Over/Selic rate close to its target rate. To control the level of liquidity in the economy, among other instruments, the Central Bank enters into open market transactions that may be definitive or resale and repurchase agreements. Such open market operations are known as “operações compromissadas,” which are indexed to the Over/Selic rate and totaled R$913.3 billion (or 15.5% of GDP) in the year ended December 31, 2015 compared to R$809.1 billion (or 14.2% of GDP) in the year ended December 31, 2014. The increase in the amount of open market operations was mainly due to the payment of adjustments to the Securities, Commodities and Futures Exchange (“BM&FBovespa”) regarding swap operation performed by the Central Bank.

Swap Transactions

In the execution of monetary and foreign exchange policy, the Central Bank may enter into interest rate and foreign exchange swaps. These transactions are conducted through auctions in the Central Bank’s electronic system and are recorded in the BM&FBovespa systems subject to a standard form agreement. The Central Bank makes margin deposits for these transactions in federal government securities at the prices adopted in repos and reverse repos. On a daily basis, margin calls or returns are carried out, depending on the swap variations. BM&FBovespa assumes all the credit risk arising from the swap operations.

The Central Bank enters into two types of swap contracts: (a) the Exchange Swap with Periodic Adjustments (Swap Cambial com Ajuste Periodico), where the object of transaction is the difference between the effective interest rate of Interbank Deposits (“ID”) and the foreign exchange rate in relation to the U.S. Dollar, and the (b) Exchange Swap with Periodic Adjustments based on One-Day Repurchase Agreements, in which the object of negotiation is the difference between the Selic rate and the foreign exchange rate in relation to the U.S. Dollar. When in the long position, the Central Bank is in the money in a domestic interest rate (Selic or ID rate), and out of the money in foreign exchange variation plus exchange coupon, which is a representative interest rate in the U.S. Dollar. Conversely, in the short positions, the Central Bank is in the money in foreign exchange variation plus foreign exchange coupon and out of the money in a domestic interest rate (Selic or ID rate). These contracts have a notional value equivalent to US$50,000 and daily financial adjustment. The amount of collateral is stipulated by BM&FBovespa.

After not engaging in reverse exchange swaps in 2010, the Central Bank resumed reverse exchange swaps in January 2011. As of December 31, 2015, the Central Bank’s accumulated net exchange rate exposure was R$426.8 billion compared to R$285 billion in 2014.

From August 2013 to March 2015, the Central Bank maintained a program to provide foreign exchange hedging protection to economic agents and liquidity to the foreign exchange market. In the first phase of the program, from August to December 2013, the Central Bank (i) conducted daily auctions of foreign exchange swaps on Mondays through Thursdays in the amount of up to US$500 million per day and (ii) held auctions of U.S. Dollars in amounts of up to US$1 billion per day, with repurchase commitments on Fridays. During the second phase, from January 2014 to March 2015, the Central Bank (i) conducted daily auctions of foreign exchange swaps on Mondays through Fridays, up to US$200 million per day (up to US$100 million per day from January 2015 to March 2015), (ii) held auctions of U.S. Dollars with a repurchase commitment, depending on liquidity in the foreign exchange market and (iii) offered transactions to sell additional U.S. Dollars if needed.

The Central Bank decided not to renew the program as of March 31, 2015 as it determined that the program’s objective had been completed. The Central Bank is reducing its position in swap contracts, through reverse swaps, depending on liquidity in the foreign exchange market, and will perform additional operations through available foreign exchange tools whenever necessary. Therefore, the amount of swaps reduced from R$ 426.8 in December 2015 to R$195.2 in June 2016.

Reserve Requirements.

All depositary institutions, commercial banks, multi-service banks, investment banks, development banks, savings and loans and financial institutions are required to satisfy reserve requirements set by the Central Bank. These reserve requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits, time deposits, debt assumption transactions, automatic reinvestment deposits, funding transactions, repurchase agreements and export notes.

Circular No. 3,632, dated February 21, 2013, provides that financial institutions are generally required to deposit 45% of their average daily balance of demand deposits in excess of R$70 million in a non-interest-bearing account with the Central Bank. Financial institutions with a reserve requirement for cash deposits that are calculated to be R$500,000 or less are exempt from the reserve requirement obligation. Financial institutions with a regulatory capital bigger than R$3 billion were permitted to use up to 20% of their reserve requirements on demand deposits to fund a BNDES subsidized loan program to support investments (Programa de Suporte de Investimento). For more information, see “Public Finance – Investment Support Program”.

Circular No. 3,569, dated December 22, 2011, provides that financial institutions generally are required to deposit 25% of their average business daily balance of time deposits in excess of R$30 million in an account with the Central Bank. This 25% deposit requirement can be reduced by up to R$3 billion, depending on the size of the regulated financial institution’s regulatory capital. Financial institutions that would otherwise have a reserve requirement for time deposits calculated to be R$500,000 or less are exempt from the reserve requirement obligation. The amount of interest payable on the account is based on the Selic rate.

Under the rules on compulsory reserves on time deposits, the Central Bank (i) allows banks to use up to 60% of their reserve requirements to finance new loans or buy loan portfolios; (ii) establishes reductions in reserve requirements for new vehicle financing; and (iii) allows the use of bank notes for the purpose of determining compliance with the reserve requirements.

The following table sets forth selected information regarding percentage changes in the monetary base and money supply for the periods indicated.

Table No. 22

Percentage Increases in Monetary Base and Money Supply

	2011	2012	2013	2014	2015
Monetary Base (1)	3.6%	8.9%	6.9%	5.6%	-3.1%
M1 (2)	1.2%	13.9%	6.0%	2.1%	-5.1%
M2 (3)	18.7%	9.1%	10.9%	9.9%	4.0%

(1)	Monetary base represents Central Bank liabilities, including currency and deposits held by commercial banks.
(2)	M1 is currency plus demand deposits.
(3)	Preliminary. M2 is M1 plus special interest-bearing deposits, savings deposits, and securities issued by custodian institutions.

Source: Central Bank

Limitation of Public Sector Debt

Since May 1990, the CMN has taken various measures to limit expansion of credit in the public sector. In July 1993, the CMN mandated the creation by the Central Bank of a Public Sector Operations Registration System (Sistema de Registro de Operações de Crédito com o Setor Públic or “CADIP”) designed to improve credit controls. The CMN has also limited the ability of public sector financial entities to issue additional public indebtedness. For example, before a State bank can raise funds abroad, it must first have a rating equivalent to investment grade or that of the Republic given by one or more well-known international rating agencies.

The Fiscal Responsibility Law severely restricts personnel expenditures and extensions of credit at all levels of government in Brazil and provides ceilings for public sector debt. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

Public Sector Financial Institutions

Brazil’s main public sector financial institutions are Banco do Brasil, BNDES and CEF.

Banco do Brasil.

Banco do Brasil is one of Brazil’s largest multi-service banks. It is organized as a mixed-ownership company, with the Federal Government holding a majority of its voting shares, and is subject to legislation applicable to private sector entities, including all labor and tax legislation. Banco do Brasil functions as a private multi-service bank, although it does engage in some lending programs that implement certain policies established by the CMN. It is also the principal mechanism through which the Federal Government implements its rural credit policy. In addition, Banco do Brasil is responsible for (i) the payment and disbursement of resources required for executing the Federal Budget, (ii) the acquisition and financing of stocks of exportable goods and (iii) arranging payments and receipts made outside of Brazil. It is the main recipient of loans from the National Treasury and federal agencies. On December 31, 2015, Banco do Brasil had assets of R$ 1.4 trillion and a net worth of R$ 71.7 billion. At December 31, 2015, Banco do Brasil was the largest bank in Latin America by assets.

BNDES.

BNDES, a development bank controlled by the Republic, is primarily engaged in providing medium and long-term financing to the Brazilian private sector, particularly to industry, either directly or indirectly through other public and private sector financial institutions. BNDES was also responsible for administering the Federal Government’s National Privatization Program (Programa Nacional de Desestatização). On December 31, 2015, BNDES and entities under its control had assets of approximately R$925.9 billion and a net worth of approximately US$30.9 billion.

From 2011 to 2014, the total securities issued by the National Treasury in favor of BNDES equaled approximately R$206.3 billion. In 2015, the National Treasury did not carry out any direct bond issuances in favor of BNDES.

The long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”), is used for loans from BNDES. The CMN reviews the TJLP rate every three months. In March 2016, the CMN decided to keep the TJLP at 7.5% per annum for the second quarter of 2016, the same rate applied in the first quarter of 2016.

CEF.

Caixa Econômica Federal, or CEF, a savings bank controlled by the Federal Government, is the principal agent of the Housing Finance System (SFH). It is involved principally in deposit-taking and financing for housing and related infrastructure. CEF is also an important instrument for public social policies. The bank is authorized to engage in activities conducted by commercial banks, mortgage companies, and sanitation and urban infrastructure companies. CEF may also provide social services as delegated by the Federal Government. Its main activities are related to raising funds through savings accounts, escrow and time deposits, and investment in loans substantially linked to housing. CEF’s assets on December 31, 2015 were approximately R$1.2 trillion, and its net worth as of the same date was approximately US$26.6 billion.

Other Financial Institutions.

Other federal financial institutions include the Bank of the Amazon (Banco da Amazônia) whose mission is to promote development in the Amazon region, and the Bank of the Northeast of Brazil (Banco do Nordeste do Brasil), which is almost wholly owned by the Federal Government and has the mission of promoting sustainable development in northeastern Brazil. From 1997 to 2008, several State banks were sold to private banks, including Banco do Estado do Rio de Janeiro S.A. and Banco do Estado do Ceará, among others.

Private Sector Financial Institutions

Since 1988, Brazil has permitted the establishment of multi-service banks, which are licensed to provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services, including fund management and real estate finance. As of December 31, 2015, there were 132 multi-service banks operating in Brazil.

Private sector financial institutions include commercial banks, investment banks, multi-service banks and other financial institutions. Brazil’s 19 private sector commercial banks and 100 private multi-service banks with commercial portfolios are engaged in wholesale and retail banking. They are particularly active in taking demand deposits and lending for short-term working capital purposes. Brazil’s 13 private investment banks are engaged primarily in collecting time deposits, specialized lending and underwriting securities. As of December 31, 2015, the consolidated net worth of the private sector banking institutions in Brazil was R$541.1billion.

Regulation by the Central Bank

The Central Bank is authorized to implement the currency and credit policies prescribed by the CMN and to supervise all financial institutions. Any amendment to a financial institution’s by-laws, increase in its capital or establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank, which is also responsible for determining the minimum capital requirements for financial institutions. The Central Bank is responsible for ensuring that the accounting and statistical requirements established by the CMN are observed. Financial institutions must submit semi-annual financial statements reviewed by each institution’s independent auditors and a formal audit opinion, as well as monthly unaudited financial statements prepared in accordance with the standard accounting rules promulgated by the Central Bank.

The Central Bank, in its supervisory role, acts to ensure the soundness of the national financial system and regulates the operation of supervised entities. In the performance of its duties, it has the following objectives: (i) evaluate supervised institutions with regard to risks assumed and their management capacity within the framework of regulatory and prudential limits; (ii) verify compliance with the specific norms for which it is responsible, so that the supervised institutions will operate in conformity with law and regulation; (iii) stimulate the dissemination of information by the supervised institutions, with the objective of improving corporate governance practices in the areas of transparency and equity in the relations with the market participants; and (iv) supervise conducts, including combating financing of terrorists, prevention of money laundering and receiving and responding to complaints and requests for information.

As part of the Central Bank’s supervision of their activities, financial institutions are required to make full disclosure of financial transactions. In addition to public or private banking institutions, credit, finance and investment companies, savings banks and credit unions or the credit bureaus of cooperatives, if such service is provided by the cooperative, other institutions that must operate under the supervision of the Central Bank include stock exchanges, insurance and capitalization companies, companies that distribute prizes in real estate, merchandise or cash through drawings of securities issued by them or by another method, and physical persons or corporate entities who, on their own initiative or that of third parties, perform activities related to the purchase and sale of stocks or other securities, carrying out the operations or services performed by financial institutions on financial and capital markets.

As part of its supervision activities, the Central Bank also oversees the operations of the national rural credit system and of the SFH and the investment of resources from the subsidy program for the SFH, with specific legislation; monitors the registration of foreign capital and exchange transactions; and monitors conditioning of credit to the public sector.

The Central Bank is also tasked to provide financial stability in Brazilian markets. Accordingly, in 2011 the Central Bank created the Financial Stability Committee (Comitê de Estabilidade Financeira), with the main objective of monitoring financial stability and establishing guidelines and strategies to mitigate risks to the financial system, which include imposing capital adequacy, liquidity, savings deposit insurance, and loan loss reserve requirements on regulated financial institutions, among other measures.

Financial System Solvency.

Since 1994, Brazilian financial institutions have been required to comply with the Basel Accord on risk-based capital adequacy. On February 17, 2011, the Central Bank issued Communication No. 20,615 with preliminary guidelines and a timetable for the implementation in Brazil of the most recent recommendations of the Basel Committee on Banking Supervision (“Basel III”). These recommendations aim to improve prudential regulations on capital and liquidity of financial institutions, as pledged by member countries of the G-20. In 2013, the Central Bank released a set of four Resolutions issued by the CMN and announced 15 Central Bank Circulars to be enacted to implement the recommendations of the Basel Committee on Banking Supervision regarding the capital structure of financial institutions in the national financial system. Implementation in Brazil of the new capital structure started on October 1, 2013, and will follow the agreed international schedule until the completion of the process, in early 2022.

In December 2015, the Basel Index of the Brazilian financial system was 16.3%. The solvency of the banking system remains at a high level, as shown by both the current capitalization level and by the capitalization level that take into account the full implementation of Basel III.

The Central Bank performs stress tests to estimate the impact of abrupt variations in interest rates and exchange rates on the financial system. Several methodologies are used to perform the stress tests, such as sensitivity analyses, ad-hoc scenario analyses and macroeconomic stress tests. The results through 2015 have indicated that the system’s solvency remains high and the results of the stress tests suggest that Brazil has adequate capacity to tolerate adverse economic scenarios, including those of extreme deterioration of macroeconomic conditions.

Derivatives and Investment Securities.

The Central Bank has issued two regulations—Circular No. 3,068 dated November 8, 2001 and Circular No. 3,082 dated January 30, 2002—to enhance the transparency of financial reporting by financial institutions. Circular No. 3,068 requires that securities held by financial institutions be classified as securities for sale, securities for trading or securities to be held to maturity. Securities for sale or trading are required to be marked to market. The classification also determines the accounting treatment for such securities, including the recognition of any gain or loss for revenue recognition purposes. Circular No. 3,082 sets forth hedge accounting rules applicable to financial institutions. It requires, among other things, that all derivatives (including hedging transactions) must be marked to market at least monthly. In addition, derivative transactions that are used for hedging purposes are required to be classified according to the risk that is being hedged—market risk or cash flow—and must be with an unrelated third-party and not another company that is part of the consolidated group. Disclosure of, among other things, the strategy behind these derivative transactions and gains and losses arising from such transactions during the reporting period is also required in the notes to the financial statements.

On February 8, 2002, the Central Bank issued Communication No. 9,253, which authorizes financial institutions to enter into swap operations, forward contracts and non-standardized options linked to federal public securities. Resolution No. 3,505 dated October 26, 2007 of the CMN authorizes financial institutions to enter into all kinds of options in the over-the-counter market (not only non-standardized options) as long as the derivative is registered in the over-the-counter market or in a system organized by authorized institutions.

Deposit Insurance.

Since 1995, Brazil has had a deposit insurance system, which functions through the Credit Guarantee Fund (Fundo Garantidor de Crédito, or “FGC”) to protect certain creditors in cases of (i) intervention, non-judicial liquidation or bankruptcy of an institution or (ii) the Central Bank’s recognition of a state of insolvency at an institution that, according to current law, is not subject to one of the mechanisms listed in (i) above. The participants in the FGC are all financial institutions and savings and loan associations, with the exception of credit cooperatives.

The following liabilities are covered by the guaranty provided by the FGC: demand deposits or those that may be withdrawn through prior notification; savings deposits; time deposits, in both book entry and certificated form; bills of exchange; real estate bonds; mortgage bonds; and agribusiness credit bills. The following liabilities are not covered by the guarantee: liabilities in the name of other institutions that are members of the Brazilian Financial System (Sistema Financeiro Nacional or “SFN”); deposits, loans or any other resources contracted or raised abroad; and credits in the name of certain persons affiliated with an institution, generally managers and other members of the consolidated group of which such institution is a member.

The FGC is a nonprofit, civil association governed by private law and headquartered in the Municipality of São Paulo. The FGC is subject to the jurisdiction of the Municipality of São Paulo and its duration is unlimited. The FGC guarantee covers up to R$250,000 per person of covered claims against a single institution or against all the institutions of a single financial conglomerate. On December 31, 2015, the capital stock of the FGC was R$48.3 billion.

The CMN also allows financial institutions to issue Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial or “DPGE”) which are guaranteed by the FCG up to R$ 20 million. The DPGEs serve as a key source of funds used by small and medium-sized banks in Brazil.

Loan Loss Reserves.

CMN Resolution No. 2,682, dated December 21, 1999, and Resolution No. 2,697, dated February 24, 2000, introduced a nine-category classification system under which loans and other extensions of credit are assigned ratings ranging from AA to H according to the perceived credit risk of the borrower or guarantor and the nature of the credit. The ratings are assigned initially when the extension of credit is made and thereafter are reevaluated on a monthly basis; a rating assigned to any credit is subject to change if there are arrears in respect of that credit. Loan-loss provisions vary according to the rating assigned to a particular credit and range from 0% (for loans not in arrears) to 100% (for loans more than 180 days in arrears).

As of December 31, 2015, the Government estimates that the level of reserves against default by Brazilian public and private banks remains adequate, as demonstrated by the Solvency Index (Índice de Cobertura da Inadimplência), because such reserves are approximately 81% higher than the current defaults at private banks and 56% higher than the current defaults at public banks. Such reserves against default of the SFN are also considered adequate as per other indicators, such as the ratio of reserves and loan write-offs after twelve months as well as the ratio of reserves to high risk loan portfolios (ratings E to H).

As of June 2016, the rate of financial system credit operations in arrears greater than 90 days was 3.5%, representing a decrease of 0.2% in relation to May and an increase of 0.6% as compared to June 2015. The level of credit operations in arrears decreased 0.3% to 4% with respect to credits granted to families, and decreased 0.2%, to 3% in the corporate credits segment. With respect to free credit, the level of credit operations in arrears decreased by 0.2% to 5.6%, and in the directed credit segment, by 0.2%, to 1.4%.

Foreign Currency Loans.

Financial institutions in Brazil are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities). CMN Resolution No. 3,844, dated March 23, 2010, regulates the entry of foreign capital into Brazil and also provides for the registration of such foreign capital with the Central Bank. Pursuant to the CMN resolution, financial institutions may borrow foreign currency-denominated funds in the international markets for the purpose of investment in the domestic market, without regard to minimum periods of amortization and retention of the funds in Brazil. Instead, other measures, such as the IOF, may be used to influence short-term capital flows.

Payment Settlement System.

According to CMN Resolution No. 2,949, dated April 4, 2002, payment orders in the Reserves Transfer System (Sistema de Transferência de Reservas) cannot be processed unless there is a sufficient balance in the paying institution’s reserve account. If the reserve balance is insufficient for the payment order to be processed, the order is queued until the reserve balance is sufficient to make the payment or is rejected. To avoid payment interruptions, the Central Bank introduced an intra-day credit line backed by Brazilian Treasury securities. There is no financial cost for this line, as long as repayment is made the same day; payments not made are treated as overnight loans for which a penalty rate is charged to the institution with the overdraft. This real-time gross settlement system is intended to prevent intra-day overdrafts from being created in the payment system.

Independent Accountants.

Pursuant to CMN Resolution No. 3,198, dated May 27, 2004, financial institutions are required to replace their independent accountants at least every five years. A former independent accountant of a financial institution can be re-hired only after three complete fiscal years have elapsed from its prior engagement by such financial institution. Independent accountants are required to prepare the following reports: (i) a report on the examined audited financial statements with respect to compliance with accounting principles as well as the relevant rules issued by the CMN and the Central Bank; (ii) a report evaluating the quality and adequacy of internal control procedures, including risk assessment criteria and data processing systems; and (iii) a report on compliance with applicable operational laws and regulations.

Each independent accountant is required to communicate immediately to the Central Bank any event that may materially adversely affect the relevant financial institution’s status. Financial institutions are required to appoint an executive officer to a supervisory role in the area of accounting in order to ensure compliance with auditing and accounting rules and the rendering of accurate information.

Foreign Banks.

Under current law, foreign banks may only operate in the country with the prior authorization by decree issued by the executive branch. Foreign banks duly authorized to operate in Brazil through a branch or a subsidiary are subject to the same rules, regulations and requirements applied to any other Brazilian financial institution. On December 31, 2015, there were 67 foreign-controlled or foreign-affiliated banks operating in Brazil and 7 banks in Brazil with significant foreign participation.

As of December 2015, foreign bank participation reached 15.2%  in total assets and 15% in shareholders’ equity of the Brazilian Financial System.

Securities Markets

The CVM implements the policies of the CMN relating to the organization and operation of the securities market. The CVM is responsible for regulating the country’s stock exchanges, protecting investors and shareholders against fraud or manipulation with respect to any securities traded on the stock exchanges and promulgating accounting and reporting rules to ensure the availability to the public of information on the securities being traded and the companies issuing them. The Central Bank has licensing authority over brokerage firms and dealers and controls foreign investment and foreign exchange transactions.

BM&FBovespa is one of the largest exchanges in the world in terms of market value and the second largest in the Americas. On December 31, 2015, there were 510 companies listed on BM&FBovespa and the aggregate market capitalization of listed companies was approximately US$489.7 billion. As of December 31, 2015, the aggregate trading volume on BM&FBovespa for the year was approximately US$500.5 billion. Trades in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although the volume of such trading is limited. The table below sets forth some indicators of market activity on BM&FBovespa in the five years ended December 31, 2015.

Table No. 23

Market Activity on BM&FBovespa

	2011	2012	2013	2014	2015
Number of Listed Companies	466	452	528	517	510
Market Capitalization (in billions of U.S. Dollars)	1,223.2	1,232.1	1,030.6	844.5	489.7
Market Volume (1) (in billions of U.S. Dollars)	965.26	912.37	851.47	768.05	500.50

(1)	Exchange rate (sell side) at December 31 for each year.

Source: BM&FBovespa

The Brazilian equity market is one of Latin America’s largest in terms of market capitalization. The average daily trading volume was US$3.9 billion in 2011, US$3.7 billion in 2012, US$3.5 billion in 2013, US$3.1 billion in 2014, and US$2.1 billion in 2015. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to specific rules under Brazilian foreign investment legislation.

The Brazilian equity market is characterized by significant short-term price volatility. The closing levels (U.S. dollar adjusted) for the IBOVESPA, an index maintained by BM&FBovespa, were 30,256 on December 31, 2011, 29,827 on December 31, 2012, 21,987 on December 31, 2013, 18,827 on December 31, 2014, and 11,102 on December 31, 2015.

PUBLIC FINANCE

Consolidated Public Sector Fiscal Performance

The consolidated public sector account includes the accounts of three tiers of government (federal, State and Municipal) and their respective state-owned enterprises (state-owned non-financial federal, State and Municipal companies), as well as the Central Bank and the public Social Security System. In the disclosure below, the concept of public debt includes non-financial institutions as well as public funds that have no characteristics of financial intermediaries (i.e., those whose sources of funds are fiscal or para-fiscal contributions). It also includes the financial results of the Brazil-Paraguay joint electric energy company, Itaipu (Itaipu Binacional), in the form of dividends which Brazil receives on a pro rata basis in accordance with its ownership interest in the company. Following the adoption of several important structural reforms, the Federal Government has pursued an objective of sustained surplus in the fiscal performance of the consolidated public sector as measured by the primary balance, although deficits occurred in 2014 and 2015.

Fiscal balance in Brazil is measured by the financial balance, or overall balance (“Overall Balance”), and the primary balance, each of which is calculated according to the official statistical guidelines of the IMF. The Overall Balance is calculated as the difference between the aggregate revenue (including investments) and total expenditures (including interest costs) in a given period (“Public Sector Borrowing Requirements”). The primary fiscal result corresponds to the Overall Balance excluding nominal interest payments (real interest plus monetary restatement) levied on net debt (“Primary Balance”).

Set forth below are the Public Sector Borrowing Requirements for the five-year period ending December 31, 2015. In addition to the cash balance of the National Treasury, the Public Sector Borrowing Requirements include the borrowing requirements of state-owned enterprises, the Social Security System, the Central Bank, States and Municipalities and public funds.

Table No. 24

Public Sector Borrowing Requirements Historical Summary

	2011	2012	2013	2014	2015
Selected Economic Indicators
Real GDP Growth (1)	3.9%	1.9%	3.0%	0.1%	-3.8%
Monetary Base (end of period) Change	3.6%	8.9%	6.9%	5.6%	-3.1%
Real Interest Rate (2)	4.8%	2.5%	2.2%	4.2%	2.4%

Public Finance (3) (4)
Overall Balance	2.5%	2.3%	3.0%	6.1%	10.3%
Primary Balance	-2.9%	-2.2%	-1.7%	0.6%	1.9%
Interest Rate	3.6%	1.3%	2.5%	3.9%	3.7%

(1)	Accumulated in the last 12 months, as compared to the same period of the previous year - current prices.
(2)	Interest rate - Selic accumulated in the month adjusted by the monthly IPCA .
(3)	Calculated pursuant to “below the line” method, which corresponds to the change in the total net debt (domestic or external) of the public sector, therefore: surplus (-)/deficit (+).
(4)	All figures expressed as a percentage of GDP.

Source: Central Bank

The table below shows the contributions of the federal, State and Municipal governments and state-owned enterprises with regard to the Public Sector Borrowing Requirements.

Table No. 25

Public Sector Borrowing Requirements by Sector (1)(2)

	2011	2012	2013	2014	2015
Total
Overall Balance	2.5%	2.3%	3.0%	6.1%	10.3%
Primary Balance	-2.9%	-2.2%	-1.7%	0.6%	1.9%
Federal Government
Overall Balance	2.0%	1.3%	2.1%	4.8%	8.7%
Primary Balance	-2.1%	-1.8%	-1.4%	0.4%	2.0%
State and Municipal Government
Overall Balance	0.5%	0.9%	0.8%	1.1%	1.5%
Primary Balance	-0.8%	-0.5%	-0.3%	0.1%	-0.2%
State-Owned Enterprises (3)
Overall Balance	0.0%	0.1%	0.1%	0.1%	0.2%
Primary Balance	-0.1%	0.1%	0.0%	0.1%	0.1%

(1)	Calculated pursuant to “below the line” method, which corresponds to the change in the total net debt (domestic or external) of the public sector, therefore: surplus (-)/deficit (+).
(2)	All figures expressed as a percentage of GDP
(3)	Excluding Petrobras and Eletrobras. See “Budget Process”.

Source: Central Bank

The consolidated public sector (consisting of the Central Government, State and Municipal governments and state owned entreprises, except Petrobras and Eletrobras) registered a primary deficit of R$111.2 billion (1.9% of GDP) and a nominal deficit of R$613 billion (10.3% of GDP) in 2015, compared to a primary deficit of R$32.5 billion (0.6% of GDP) and a nominal deficit of R$343.9 billion (6% of GDP) in 2014.

In the first half of 2016, the public sector registered a primary deficit of R$23.8 billion (0.8% of GDP) compared to a surplus of R$16.2 billion (0.6% of GDP) in the first half of 2015. For the 12-month period ended June 30, 2016, the accumulated balance was a deficit of R$151.2 billion (2.5% of GDP).

The budgetary guidelines law for 2015 (“2015 Budgetary Guidelines”) had originally established a Primary Balance target of R$66.3 billion (1.1% of GDP) for the consolidated public sector, with R$55.3 billion (0.95% of GDP) for the Central Government (comprised by the National Treasury Secretariat, the Social Security System and the Central Bank). To meet this target, the Central Government pursued a series of measures to adjust revenue and expenditures during the first half of the year. There was also a clear reversal of the credit stimulus policy offered by public banks, as the National Treasury did not transfer either bonds or cash to these institutions during the year.

However, the significant reduction of tax receipts and contributions, and the dynamics of mandatory expenditures, which increased in the period, led the government in mid-July to change the 2015 fiscal target to 0.15% of GDP. As the economic scenario presented a more pronounced cooling of economic activity and with the TCU decision that required the payment of R$55.6 billion in arrears for the delayed reimbursements in social programs and subsidies payments (as explained below), the 2015 Budgetary Guidelines had to be amended to adjust the fiscal target. The amendment was approved by Congress in December 2015, and allowed a primary deficit of R$48.9 billion for the public sector and authorized the Central Government to undertake a deficit of up to R$119.9 billion (2% of GDP), after including the payment of liabilities required by the TCU.

During its review of the annual audited accounts presented by President Rousseff for 2014, in April 2015 the TCU deemed the Federal Government’s delay in reimbursing certain Brazilian financial institutions controlled by the Federal Government for social programs and subsidies payments illegal under the Fiscal Responsibility Law. The TCU further determined that the delayed payments should be funded from budget resources, but made no determination as to whether the payment of such amounts should be made in a single installment or in several installments over a particular period. To comply with this decision, the National Treasury Secretariat decided to pay a total amount of R$72.4 billion in arrears during 2015. Of this amount, R$55.6 billion relate to the TCU’s decision and the remaining R$16.8 billion relate to expenses incurred in 2015. The TCU also recommended that Congress not approve the 2014 federal government’s audited accounts. The final decision whether to approve the government’s finances still rests with Congress.

In May 2016, President Michel Temer announced a series of measures with potential impacts on the fiscal accounts. The majority of the measures needs Congressional approval and a few of them require constitutional amendments. The measures proposed are: (i) a ceiling for increases in public spending; (ii) no increases to the nominal amount of subsidies; (iii) repayment by BNDES of R$ 100 billion to the Treasury over a term of two years; (iv) transfer of the remaining amounts deposited in the sovereign wealth fund to the National Treasury; (v) establishing technical criteria for the selection of managers for public-sector funds and entities; and (vi) elimination of the requirement that Petrobras has a share of at least 30% in all new investments in the so-called “pre-salt layer”. Of the proposed measures, only the establishment of technical criteria for selection of managers for public sector funds and entities has been approved by law (Law No. 13,303, dated June 30, 2016). With respect to the repayment by BNDES to the Treasury, the TCU is currently analyzing the legality of such proposal but has not yet issued a response. The other proposed measures have not yet been approved or performed.

Budget Process

The Federal Government’s fiscal year corresponds to the calendar year. Responsibility for the drafting of the federal budget rests with the executive branch, although the National Congress plays a major role in budget determinations.

The Federal Constitution requires that three laws be passed as part of the budget process: the multi-year plan (Plano Plurianual or “Multi-Year Plan”), the Budgetary Guidelines and the Annual Budget Law (Lei Orçamentária Anual or “Annual Budget”). The budget process in the States and Municipal level follows the same steps.

The Multi-Year Plan sets government priorities for a four-year period and must contain the guidelines, goals and targets of the Federal Government for capital expenditures and other expenditures, including for on-going programs. The Multi-Year Plan, which links long-term priorities to the Annual Budget, is initiated by the executive branch and coordinated by the Secretariat of Planning and Strategic Investments (Secretaria de Planejamento e Investimento Estratégico or “SPI”). The Multi-Year Plan proposal must be submitted to the National Congress by August 31 of the first year of a presidential term, but it becomes effective in the second year of the presidential term and ends in the first year of the next presidential term.

Constitutional Amendment No. 32, dated September 11, 2001, provides that the implementation of Multi-Year Plans and Budgets must occur through formal legislation and cannot be implemented through provisional measures. See “The Federative Republic of Brazil—Form of Government and Political Parties”.

The 2016-2019 Multi-Year Plan (2016-2019 Plano Plurianual or “2016 Multi-Year Plan”), approved by Law No, 13,249, dated January 13, 2016, sets government priorities for the 2016-2019 four-year period and contains the guidelines, goals and targets of the Federal Government for capital expenditures and other expenditures, including for on-going programs.

Governmental planning for the four years included in the 2016 Multi-Year Plan suggested an investment of over R$8.2 trillion. The resources to finance the plan are to come from the Annual Budget, the state-owned enterprises investment budget and extra budget funds (tax waivers, state-owned enterprises global expenditures plans, government credit agencies and public private partnerships).

The budget proposal is based on discussions among representatives from the National Treasury of the Ministry of Finance and the Federal Budget Secretariat (Secretaria de Orçamento Federal or “SOF”), jointly with the SPI. After discussions among representatives of SOF, the National Treasury and each other Ministry, SOF submits a formal proposal of the Budgetary Guidelines for the succeeding fiscal year to the President of the Republic. The President, in turn, submits the Budgetary Guidelines proposal, with revisions, if any, to the National Congress. The Budgetary Guidelines proposal for the following year must be submitted to the National Congress by April 15 of each year.

The Budgetary Guidelines set the macroeconomic and fiscal targets for the Government and non-financial enterprises. It also provides guidelines on budget formulation and execution. As required by the Fiscal Responsibility Law (Lei de Responsabilidade Fiscal, or “Fiscal Responsibility Law”), the Budgetary Guidelines present historical data about how the budget was executed in the preceding two fiscal years. It also includes fiscal targets and fiscal risks and projections for the following two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The Budgetary Guidelines are prepared before the Annual Budget. The Budgetary Guidelines provide a basis for drafting the Annual Budget, as the Budgetary Guidelines set out the main fiscal targets and priorities of the administration, including the capital expenditures for the subsequent fiscal year, along with the fiscal risks.

The National Congress is charged by law to approve and submit the Budgetary Guidelines to the President by July 17 of each year and may not begin its winter recess until it does so. The Budgetary Guidelines become effective immediately if the National Congress approves the presidential proposal without any amendments. If the National Congress alters any item of the proposal, the President may veto any provision of the revised Budgetary Guidelines. All provisions that are not vetoed become effective upon presidential signature. The National Congress may override the veto by a two-thirds majority vote. If the veto is overridden, the provision becomes effective upon the override.

The executive branch is charged with submitting to the National Congress a detailed budget proposal for the following fiscal year (Proposta de Lei Orçamentária) that is consistent with the broad guidelines set forth in the Budgetary Guidelines. Each ministry proposes a detailed budget with respect to its operations, and SOF meets with each ministry to discuss its proposal. SOF finalizes a federal budget proposal, which it submits to the President, who may revise the proposal. The President is then required to submit the budget, as revised, to the National Congress by August 31 of each year.

The National Congress may propose revisions to the President’s proposed budget. The National Congress may not, however, propose alterations in any items regarding the payment of external debt that the Republic has incurred. By December 22 of each year, the National Congress must submit to the President its approved budget for the following year.

The President is granted 15 days to review and sign the budget. If the National Congress alters any item of the proposal, the President may veto any provision of the revised Annual Budget. If the President signs the budget or a veto is overridden prior to the end of the year, the provisions that are not vetoed or for which the veto has been overridden become effective as of January 1 of the following year as the Annual Budget.

According to the Fiscal Responsibility Law, a presidential budget implementation decree (Decreto de Programação Orçamentário-Financeiro or “Implementation Decree”) should be issued within 30 days of Congress enacting the budget. The Implementation Decree provides a monthly schedule of revenues and expenditures. This schedule can subsequently be revised every two months in light of the performance of revenues, with adjustments in annual cash expenditure limits for each ministry as well as the amount of commitments that each ministry can enter into during each month. The Brazilian Constitution contains provisions that guarantee the funding of three types of government expenditures: revenue-sharing with States and Municipalities, salaries (and pensions) for government employees; and interest on, and repayment of, the public debt.

Within 30 days after the end of each two-month period, the Federal Government publishes a summary report of the budget execution and an evaluation report on primary revenues and expenditures, as required by the Fiscal Responsibility Law and by the Budgetary Guidelines. At the end of a two-month period, if the Federal Government finds that the budgeted amounts may prevent achievement of the primary balance target, it will limit expenditures and financial transactions in order to achieve the balance target.

Petrobras, the state-controlled oil company that had historically accounted for approximately 0.5% of the primary balance of the federal budget in nominal terms, was removed from the calculation of the primary balance beginning in 2009 (the target set for state-owned enterprises changed due to the withdrawal) and its assets and liabilities are no longer included in the calculation of Public Sector Net Debt (as defined in the Section on “Public Debt” below). Therefore, anticipated flows from transactions of the Petrobras group of companies no longer affect Public Sector Net Debt and the financing needs of the public sector. Eletrobras, the state-controlled electricity holding company that historically had accounted for approximately 0.2% of the primary balance of the federal budget in nominal terms, was also removed from the calculation of the primary balance in November of 2010. The results from other state-owned enterprises are immaterial and not considered for such calculation purposes. Petrobras and Eletrobras were removed from the calculation of the primary balance to avoid distortions in the companies’ management decisions; in particular, decisions concerning investments, as investments are primary expenditures, and, therefore, negatively affect the primary results.

2016 Budget

The primary goals of the government’s fiscal policy are to promote the balanced management of public resources, to ensure the maintenance of economic stability and sustained growth, and to be socially equitable. To fulfill its goals, acting in accordance with the monetary, credit and exchange policies, the government seeks to create the necessary conditions for the gradual decline of Brazil’s net public debt to GDP ratio, the reduction of Brazil’s interest rates and the improvement of Brazil’s public debt profile. Accordingly, every year, a primary balance target is established in an attempt to ensure the economic conditions necessary for the maintenance of sustained growth, which includes the long-term sustainability of public debt. The Primary Balance targets are fixed in nominal terms.

The Budgetary Guidelines for 2016, approved by Law No. 13,242, dated December 30, 2015 (“2016 Budgetary Guidelines”), initially set a primary balance target of R$30.6 billion (approximately 0.5% of estimated GDP) for the consolidated public sector in 2016. The 2016 Budgetary Guidelines, however, were amended to adjust the fiscal target due to the deterioration of the economy. The amendment was approved on May 24, 2016 and allows for a primary balance deficit of R$ 163.9 billion (approximately 2.64% of estimated GDP) for the consolidated public sector in 2016. Of this amount, the Central Government is allowed a deficit of R$ 170.5 billion (approximately 2.75% of estimated GDP) while State and Municipal governments are expected to reach a R$6.6 billion primary surplus. The 2016 Budgetary Guidelines estimate that the public sector net debt will reach 43.9% of GDP in 2016, 44.3% of GDP in 2017, and 43.5% of GDP in 2018. As of May 2016, the macroeconomic parameters contemplated by the amendment assume a projected contraction of GDP of 3.8% for 2016 , and GDP growth of 1% for 2017, and 2.9% for 2018.

The 2016 Budget, approved by Law No. 13,255, dated January 14, 2016 (“2016 Budget”), assumes total revenues of R$3.1 trillion for 2016 (the budget for 2015 assumed total revenues of R$3 trillion). According to the 2016 Budget, fiscal revenues will amount to R$1.4 trillion, social security revenues will amount to R$643.1 billion, and Federal Public Debt refinancing will amount to R$885 billion. Also, the 2016 Budget assumes an increase in the minimum monthly wage in 2016, from the current R$788 to R$865.50.

The principal assumptions underlying the revised 2016 budget estimates are set forth below.

Table No. 26

Principal 2016 Budget Assumptions

As of August 31, 2016
Gross Domestic Product
Nominal GDP (in billions of Reais)	6,253.7
Real GDP Growth (or Decline)	-3.0%
Inflation
Domestic Inflation (IPCA)	7.2%

Source: SEPLAN/Federal Budget Secretariat (SOF)

Under Constitutional Amendment No. 27, which became effective on March 22, 2000, the Federal Government created the Desvinculação de Recursos da União, or “DRU”. DRU is a temporary budget control mechanism which allows the government to reallocate 20% of budget resources for priority purposes, thus adding flexibility to the budget. In other words, 20% of certain tax revenues that the Federal Government would otherwise have been required to devote to specific program areas under the Constitution may be reallocated to other expenses at the Government’s discretion. On December 21, 2011, the National Congress approved Constitutional Amendment No. 68, which extended the DRU until 2015. On August 24, 2016, the National Congress approved a Constitutional Amendment extending the DRU until 2023.

In the draft 2017 budget law, the Federal Government assumes there will be an increase in the minimum monthly wage, from the current R$880 to R$945.8 in 2017. The draft law foresees fiscal revenues of R$1.8 trillion for 2017. The macroeconomic parameters contemplated by the draft law assume inflation of 4.8% and a projected GDP growth of 1.6% for 2017.

The following table sets forth revenues and expenditures of the Federal Government in 2011, 2012, 2013, 2014 and 2015.

Table No. 27

Primary Balance of the Central Government (1)

(in billions of Reais)

	2011	2012	2013	2014	2015
1—Total Revenues	988.3	1,059.9	1,179.0	1,221.5	1,247.8
1.1—RFB Revenues (2)	628.9	647.5	720.2	739.2	765.1
1.2—Fiscal Incentives	-0.3	-0.1	-0.1	0.0	0.0
1.3—Social Security Net Revenues	245.9	275.8	307.1	337.5	350.3
1.4—Non—RFB Revenues	113.8	136.4	151.6	144.8	132.4
2—Transfers by Sharing Revenue	163.0	171.4	183.4	200.0	204.9
3—Total net Revenue	825.2	888.5	995.6	1,021.5	1,042.9
4—Total expenditures	731.7	812.6	918.6	1,038.7	1,158.7
4.1—Social security benefits	281.4	316.6	357.0	394.2	436.1
4.2—Personnel and Social Charges	181.4	188.4	205.2	222.4	238.5
4.3—Other mandatory expenditures	89.8	102.6	128.6	154.1	230.8
4.4—Discretionary expenditures —All branches	179.0	205.1	227.8	268.1	253.3
5—Brazilian sovereign wealth fund (FSB)	0.0	12.4	0.0	0.0	0.9
6—Primary Balance (3)	93.5	88.3	77.0	-17.2	-115.0
7—Methodological Adjustment	1.1	1.3	0.9	0.0	3.9
8—Statistical Discrepancy	-1.6	-3.5	-2.6	-3.3	-5.6
9—Central Government Primary Balance (4)	93.0	86.1	75.3	-20.5	-116.7
10—Nominal Interest	-180.6	-147.3	-185.8	-251.1	-397.2
11—Central Government Nominal Balance (4)	-87.5	-61.2	-110.6	-271.5	-513.9

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	RFB: Receita Federal do Brasil, the Brazilian federal tax authority.
(3)	Calculated pursuant to the “above the line” method, which corresponds to the difference between the revenues and expenditures of the public sector.
(4)	Calculated pursuant to the “below the line” method, which corresponds to the change in the total net debt (domestic or external) of the public sector.

Source: National Treasury Secretariat

The following table sets forth the expenditures of the Federal Government in the years indicated by function. The figures in the table are not directly comparable to those set forth in Table No. 27 above, entitled “Primary Balance of the Central Government” because the expenditures set forth in Table No. 27 were calculated in accordance with the IMF methodology, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 28

Expenditures of the National Treasury by Function

In millions of Reais (R$)

	2012	2013	2014	2015	2016 Budget (1)
Legislative	5,115.0	5,407.8	5,531.0	3,424.0	7,214.1
Judiciary	20,052.5	21,085.2	23,519.7	14,411.5	31,197.7
Essential to Justice	3,221.3	3,749.1	4,259.3	2,746.4	6,388.0
Administration and Planning	16,294.7	17,435.8	17,559.7	9,969.9	28,020.5
National Defense	29,329.8	31,160.1	34,435.6	17,403.0	59,502.5
Public Security	5,991.0	6,479.7	6,524.4	3,643.2	7,941.6
Foreign Affairs	2,076.2	2,099.9	2,251.3	1,391.0	2,837.3
Social Assistance	55,320.4	62,279.7	68,325.8	41,052.5	77,265.3
Social Security	398,648.7	443,600.5	493,124.8	296,156.1	571,799.0
Health	70,310.5	75,814.5	85,130.9	54,255.7	109,868.1
Labor	41,337.3	64,235.5	69,419.7	36,246.2	72,496.1
Education	52,346.2	62,781.9	73,059.8	40,958.2	103,520.5
Culture	822.0	838.6	858.9	386.8	2,101.3
Citizenship Rights	552.3	624.0	687.8	304.0	1,398.8
Urban Planning	1,114.2	1,075.2	1,486.2	589.5	4,531.1
Housing	134.0	11.5	7.5	0.0	27.6
Sanitation	740.6	629.4	483.1	68.6	636.2
Environmental Management	2,593.3	3,398.8	3,617.7	1,267.2	5,694.7
Science and Technology	5,975.5	8,334.1	6,115.8	2,912.9	7,585.9
Agriculture	9,816.1	9,756.1	9,833.4	4,443.2	29,490.2
Agricultural Organization	1,866.3	2,630.7	2,510.5	733.8	3,734.4
Industry	1,763.0	1,774.7	1,958.8	1,000.0	2,436.0
Commerce and Services	1,326.2	1,302.2	1,359.1	331.3	5,351.1
Communications	711.5	1,039.2	1,156.8	502.3	1,482.7
Energy	625.1	723.6	883.9	806.8	1,233.0
Transportation	11,935.9	10,848.6	13,891.7	4,266.0	17,440.8
Sports and Leisure	373.2	395.8	848.4	153.1	1,684.9
Special Charges	672,947.9	482,441.1	614,100.8	387,670.8	1,694,082.1
Contingency Reserve	0	0	0	0	96,584.9
SubTotal	1,413,340.6	1,321,953.1	1,542,942.3	927,093.9	2,953,546.4
Refinancing Charges	298,989.7	365,557.5	497,037.0	393,071.5	0.0
Total	1,712,330.3	1,687,510.6	2,039,979.3	1,320,165.4	2,953,546.4

(1)	Estimates.

Source: Ministry of Finance; National Treasury Secretariat and Federal Budget Secretariat

Federal Government’s programs and plans

Growth Acceleration Program (PAC).

In 2007, the Federal Government unveiled the Growth Acceleration Program (Programa de Aceleração do Crescimento, or “PAC”), with the objective of increasing Brazil’s economic growth rate. PAC comprises a set of measures designed to (i) create incentives for private investment; (ii) increase public investment in infrastructure; and (iii) remove bureaucratic, administrative, normative, legal and legislative obstacles to growth. PAC measures are grouped under five broad headings: infrastructure investment, stimulus to credit and financing, improvement in the investment climate, tax exemptions and improvements in the tax system, and long-term fiscal measures.

In 2010, the Federal Government presented PAC 2, which included new investment projects for the periods from 2011 to 2014 and post-2014. PAC 2 focused on investments in the areas of logistics, energy and social development, organized under six major initiatives: Better Cities (Cidade Melhor), for urban infrastructure; Bringing Citizenship to the Community (Comunidade Cidadã) for safety and social inclusion; My House, My Life (Minha Casa Minha Vida) for housing; Water and Light for All (Água e Luz para Todos) for sanitation and access to electricity; Energy (Energia) for investments in renewable energy, oil and gas; and Transportation (Transportes) for highways, railways and airports.

As of December 31, 2015, an aggregate of R$251.7 billion in projects had been completed under PAC 2, representing 24.2% of the projects to be completed in the period between 2015 and 2018.

Investment Support Program

The Investment Support Program (Programa de Suporte de Investimentos or “PSI”) allows the Republic to subsidize the interest rate of loans from BNDES to purchase capital goods and promote exports and technological innovation. The PSI, which began in 2009 and expired on December 31, 2015, has a credit authorization of R$452 billion, of which R$357 billion had been disbursed as of December 31, 2015.

Logistics Investment Program and Planning and Logistics Company

From 2012 to 2015, the Logistics Investment Program (Programa de Investimento em Logistica or “PIL”) included a set of projects which were designed to facilitate the development of a modern and efficient transport system and was carried out through strategic partnerships with the private sector, taking into account synergies between road and rail networks, waterways, ports and airports. The main goal was to improve logistics integration between all modes of transportation to enhance Brazil’s competitiveness, to boost the country’s economic growth and support Brazil’s sustainable development.

One of the main results achieved by the program was granting concessions for 4,890 km of roads with an estimated investment of R$ 46 billion. In addition, the management of two major international airports were granted to the private sector: Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais, both auctioned in November 2013 yielding a total of R$20.8 billion.

The Planning and Logistics Company (Empresa de Planejamento e Logística, or “EPL”), created in 2012, is the federal entity responsible for structuring the integrated logistics planning process, connecting roads, railways, ports, airports and waterways.

Investment Partnership Program —Projeto Crescer

The Federal Government created an Investment Partnership Program (Programa de Parcerias para Investimentos or “PPI”), which will execute infrastructure projects considered high priority for the country. The board of the program will be chaired by the President of the Republic and will have as members representatives from the ministries of finance, transportation, environment as well as the chief of staff and the presidents of the BNDES and CEF. Under the PPI, the Federal Government announced 34 projects that will have operations granted to the private sector. The projects encompass transportation, energy, sanitation, mining and lottery. Investors are responsible for funding at least 20% of each project; the remaining funds necessary can be obtained through loans and issuance of bonds. CEF and BNDES have jointly set aside R$ 30 billion in initial resources to fund the loans.

Taxation and Revenue Sharing Systems

The Brazilian taxation system operates at all levels of government and includes a broad variety of taxes. The Constitution authorizes the levying and collection of taxes by the taxing authorities of federal, State and Municipal governments, and mandates that the Federal Government share a portion of its tax revenues with the States, Municipalities and other institutions. The Federal Government collects taxes on personal and corporate income, industrial products (through the Imposto sobre Produtos Industrializados, or “IPI”), rural property (through the Imposto sobre a Propriedade Territorial Rural, or “ITR”), financial transactions (through the IOF), certain mandatory contributions to the Social Security System from legal entities, employers and employees, and import and export tariffs. Municipalities and the Federal District collect taxes on urban property, transfers of property rights and services. Certain taxes, such as the IOF, IPI, and PIS/CONFINS (defined below) have been used as instruments to encourage certain activities through the application of a reduction or exemption.

The tax burden in 2015 was 32.7% of GDP, as compared to 32.4% of GDP in 2014. The total amount of tax revenue collected in 2015 was R$1,928.2 billion. Of this amount, 68.3% was collected by the Federal Government, 25.4% was collected by the States, and 6.4% was collected by Municipalities. Taxes in 2015 were derived mainly from the Tax on the Circulation of Goods and Transportation and Communication Services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”) (20.6%), the Federal Income Tax (Imposto de Renda or “Income Tax”) (17.7%), Social Security (Instituto Nacional da Seguridade Social or “Social Security”) (16.6%), and the Contribution for the Financing of Social Security (Contribuição para Financiamento da Seguridade Social, or “COFINS”) (10.4%).

For information on Social Security , please refer to “The Brazilian Economy”, subsection “Social Security”.

ICMS. The ICMS is a value-added tax based on the circulation of goods and services through interstate and inter-municipal transportation and communication. It is a tax that each State and the Federal District may levy, as determined by the 1988 Federal Constitution. The ICMS is a non-cumulative tax, allowing for the offset of any amounts previously charged against the amount owed on each transaction or service. Exports of primary and semi-finished goods and the acquisition of certain fixed assets are exempted from the ICMS.

Income Tax.

Brazil’s individual Income Tax rates for 2016 are progressive and are at the following rates: 0%, 7.5%, 15%, 22.5% and 27.5%. The minimum taxable annual income is currently R$22,499.13. Income below that level is excluded from income taxes. Brazil offers only a limited number of tax deductions.

For corporate and other legal entities, the basic tax rate is 15%, while the surtax on taxable net income exceeding R$20,000 multiplied by the number of months of the period recorded is 10%; and the tax related to social welfare (Contribuição Social Sobre o Lucro Líquido or “CSLL”) levied on net profit is 9% with respect to business entities in general. For financial institutions, CSLL levied on net profit was raised from 15% to 20% from September 1, 2015, until December 31, 2018 and it will be 15% thereinafter. For credit cooperatives, CSLL levied on net profit was raised from 15% to 17% from September 1, 2015, until December 31, 2018 and it will be 15% thereinafter.

For financial transactions on the fixed and variable income market, the income tax rates for Brazilian citizens are also progressive at the following rates: 15% for investments with terms longer than 720 days; 17.5% for investments with terms of up to 720 days; 20% for investments with terms of up to 360 days and 22.5% for investments with terms of up to 180 days.

For tax purposes, treatment of non-resident investors in Brazilian financial market and capital investments differs depending on the origin of the funds. Investors from countries that do not have “favored taxation” status will have the right to Brazilian tax benefits, provided they fulfill the conditions established by the regulations of the Monetary National Council. Income tax in these cases follows specific rules, and income tax rates range from 0% to 15%. In the case of investments from countries considered tax havens (countries that are not subject to an income tax of 20% or more), the above-mentioned tax benefits do not apply. These investments are subject to the same rules governing domestic investors.

COFINS. COFINS is one of the contributions to social welfare funds that business entities are required to make. The mandatory contribution varies depending on the type of entity making it.

Simples Nacional.

Micro or small companies are eligible to participate in a simplified tax collection system known as “Simples Nacional,” which enables these companies to pay a single unified tax based on their level of gross revenues, rather than paying several different taxes. The Simples Nacional, established by Complementary Law No. 123, dated December 14, 2006, became effective on July 1, 2007. This law replaced the “Simples Federal” Law No. 9,317, dated December 5, 1996, merging six different federal taxes (Corporate Income Tax, IPI, CSLL, COFINS, PIS and employers’ contribution to social security), the ICMS at the State level and the Service Tax – ISS (Imposto Sobre Serviço) at the municipal level. Complementary Law No. 147, dated August 7, 2014, established new criteria for a micro or small company to be eligible to participate in the Simples Nacional; size and revenue of the company, rather than the activity performed, determine eligibility. Under the new system, taxes for micro and small companies will range from 4% to 17.4%, depending on each company’s business activity.

Revenue Sharing. The Federal Government is required by the Constitution to transfer 49% of the proceeds from the IPI and the income tax as follows: (i) 21.5% to the States and Federal District Participation Funds, (ii) 24.5% to the Municipalities Participation Funds and (iii) 3% to the financing programs for the productive sectors in the North, Northeast and Central West Regions. The Federal Government must also transfer 10% of the proceeds of the IPI to the States and Federal District pro rata to their respective exports of manufactured products. The Constitution also mandates the distribution to, or sharing with, the States and Municipalities of certain other types of taxes collected by the Federal Government. For example, the Federal Government must share part of its revenues from automobile property taxes and the ITR. Likewise, States must share revenue from certain taxes with Municipalities. All of the revenues derived from IOF levied on transactions in gold as a financial asset are allocated among Municipalities (70%) and the State, Federal District or federal territory of origin (30%).

Minimum Limits of Investment in Education and Health. The Federal Government must dedicate at least 18% of annual tax revenues to education. States, Municipalities and the Federal District must invest at least 25% of their annual tax revenues in education.

Each new fiscal year, the Federal Government must allocate at least the same amount to public health investments and services as it did in the previous fiscal year. The Federal Government is also required to increase funding for public health by an amount that corresponds to the difference between the GDP in the prior year’s budget and the projected GDP for the new fiscal year. States and the Federal District must invest at least 12% of their annual revenues in health investments and services. Municipalities must contribute at least 15% of their annual revenues to this area.

Sovereign Fund

In September 2008, the Federal Government created a sovereign fund. The stated objectives of the fund are to promote investments in assets both in Brazil and abroad. It may be used to prevent the overvaluation of the Real, if necessary. It can also be used to stimulate public savings, limit the effects of economic cycles and promote strategic projects for Brazil in other nations.

In December 2008, the public sector primary balance surpassed the target and the Federal Government used part of the surplus to capitalize the Sovereign Fund of Brazil (Fundo Soberano do Brasil or “FSB”). In 2012, the Federal Government used R$12.4 billion from the FSB to achieve its consolidated public sector primary balance target. From June 29, 2015 to July 15, 2015, the FSB sold Banco do Brasil shares and applied the proceeds received from the sale of the shares by purchasing fixed income securities. The total transaction amount was R$134 million. On December 31, 2015, the FSB was valued at R$1.6 billion, and on September 2, 2016, the FSB was valued at R$2.6 billion.

In May 2016, the Federal Government announced the winding down of the FSB, to be conducted over the coming years according to market conditions, aiming at maximizing revenue.

Fiscal Responsibility Law and Fiscal Crime Law

The Federal Government enacted the Fiscal Responsibility Law, on May 4, 2000, which sets forth fundamental principles and directives for public finance and establishes a comprehensive framework intended to prevent fiscal imbalances. The law applies to each level of government, as well as to government-controlled funds, semi-autonomous entities and state-owned enterprises.

A law amending Brazil’s Penal Code (Decree Law No. 2,848, dated December 7, 1940) and certain other laws was enacted on October 19, 2000 to provide penalties for, among other things, borrowing in excess of authorized limits, the ordering of expenditures not authorized by law and administrative infractions of public finance laws (Lei de Crimes Fiscais or “Fiscal Crime Law”) . The Fiscal Crime Law is a complement to the Fiscal Responsibility Law.

The Fiscal Responsibility Law provides for, among other things:

•	Strengthening the budgetary process as a planning instrument, with bi-monthly evaluations of fiscal targets according to five key variables: revenues, expenditures, nominal and primary fiscal results and public sector debt. Non-compliance with bi-monthly targets for nominal and primary results will trigger automatic cuts in expenditure authorizations and in financial transactions separately at each level of government.

•	Regulation of the “golden rule”, which establishes that the volume of borrowing cannot exceed capital expenditures.

•	Tax exemptions must be accompanied by estimates of their budgetary and financial impact in the budget year in which they are first applicable and in the two subsequent years. The proposing entity must also indicate the existence of revenue off-sets.

•	Increases in expenditures must be accompanied by estimates of their budgetary and financial impact in the year in which they are first incurred and in the two subsequent years, and by a declaration from the proposing entity stating that such increases are in compliance with the Multi-Year Plan, Budgetary Guidelines and Annual Budget. Also, acts creating or increasing expenditures must include the means through which the expenditures will be financed.

•	Limitations on personnel expenditures as a percentage of net current revenues to 50% for the Federal Government, 60% for the States, and 60% for Municipalities.

•	Ceilings for public sector debt for the Federal Government, States and Municipalities, which are to be verified every four months.

•	Prohibition against the Central Bank issuing its own securities.

•	Guarantee by the Federal Government of loans of State or Municipal governments or other entities, within the limits and conditions established by the Senate, only if the beneficiary of the guarantee provides the Central Bank with a note in an amount that is greater than or equal to the guarantee.

•	Courts specialized in the review of public accounts are to advise administrators of actual and potential noncompliance with the Fiscal Responsibility Law.

•	Sanctions for irresponsible behavior and mismanagement are to be established along with the civil and criminal penalties in the Fiscal Crime Law.

Exceptions to the Fiscal Responsibility Law are severely limited. Limits on public sector debt and on borrowing are subject to review upon request by the President in the case of economic instability and monetary and foreign exchange shocks. Deadlines to reestablish equilibrium will be extended in the case of shortfalls in economic growth. In case of an officially recognized state of emergency, the limits will be temporarily suspended. Additionally, under the Fiscal Responsibility Law, funds obtained from sale of public assets may not be used to finance current expenditures, except expenditures related to social security.

In accordance with the Fiscal Responsibility Law, Senate Resolution No. 40, dated December 20, 2001, defined the global limits for the consolidated net indebtedness of States and Municipalities, and determined that a State’s debt cannot be higher than 200% of its net current revenue and a Municipality’s debt cannot exceed 120% of its net current revenue. It also established mechanisms for annual reductions of indebtedness exceeding such limits.

PUBLIC DEBT

General

The three main public debt indicators in Brazil are the General Government Gross Debt (“Government Gross Debt” or “GGGD”), the Public Sector Net Debt (“Public Sector Net Debt” or “PSND”), both published by the Central Bank, and the Federal Public Debt (“Federal Public Debt” or “FPD”), published by the Treasury.

General Government Gross Debt. The Government Gross Debt measures Federal Government, State and Municipal government debts, owed to both the private sector and the financial public sector. Debts owed by state-owned enterprises (at the three levels of government) are not covered by the GGGD category. Central Bank liabilities are also not aggregated into this indicator, except for open-market transactions in the financial sector. To avoid double counting, Government Gross Debt does not include liabilities owed by any governmental entity to another entity whose liabilities are otherwise included in GGGD. As a result, credits represented by public securities held by agencies, federal public funds and other federal entities are disregarded.

Domestic debt accounts for most of the Government Gross Debt (93.3% in 2015). The domestic debt increased from R$2,135.2 billion on December 31, 2011 (48.8% of GDP) to R$3,665.1 billion on December 31, 2015 (66.5% of GDP). The general government external debt amounted to R$108.4 billion on December 31, 2011 (2.5% of GDP) and R$262.4 billion on December 31, 2015 (4.4% of GDP).

From 2011 to 2015, the international investment position of the consolidated public sector increased substantially: in 2011, net external assets were R$538.5 billion (12.3% of GDP) and reached R$1,151.2 billion (19.5% of GDP) in 2015. This was related to the growth of Central Bank’s external assets accumulation, including international reserves, from R$651.7 billion (14.9% of GDP) on December 31, 2011 to R$1,423.6 billion (24.1% of GDP) on December 31, 2015.

The aggregate amount of Government Gross Debt was R$2,243.6 billion on December 31, 2011 (51.3% of GDP), R$2,583.9 billion on December 31, 2012 (53.8% of GDP), R$2,748billion on December 31, 2013 (51.7% of GDP), R$3,252.4 billion on December 31, 2014 (57.2% of GDP) and R$3,927.5 billion on December 31, 2015 (66.5% of GDP).

As of June 30, 2016, the Government Gross Debt was R$4,130.8 billion (68.5% of GDP) compared to R$3,588.4 billion (63% of GDP), as of June 30, 2015.

The increase in the Government Gross Debt is explained by the increase in the nominal deficit and by the increase in swap transactions carried out by the Central Bank (the financial impact of swap transactions is captured through variation of net debt over time, affecting the nominal result of the public sector). These elements do not affect Public Sector Net Debt nor Federal Public Debt. For more information, see “Balance of Payments and Foreign Trade—Swap Transactions” and “Public Finance—Consolidated Public Sector Fiscal Performance”.

Public Sector Net Debt. The Public Sector Net Debt is the main indicator of indebtedness used by the Brazilian government when making economic policy decisions. It is the indicator that most closely reflects the dynamics of public liabilities and the Federal Government’s fiscal policies, which are reflected in the consolidated primary balance at all levels. The Public Sector Net Debt in Brazil consists of the domestic and external debt of the Federal Government (including the Central Bank), State and Municipal governments and non-financial state-owned enterprises(except Petrobras and Eletrobras), net of international reserves. The Federal Government includes in its Budgetary Guidelines annual estimates of this indicator’s progression for the current year, and for the three subsequent years, based on its expectations about real interest rates, economic growth and primary balance targets for the whole public sector.

Public Sector Net Debt was R$1,508.5 billion on December 31, 2011 (34.5% of GDP), R$1,550.1 billion on December 31, 2012 (32.3% of GDP), R$1,626.3 billion on December 31, 2013 (30.6% of GDP), R$1,883.1 billion on December 31, 2014 (33.1% of GDP) and R$2,136.9 billion on December 31, 2015 (36.2% of GDP).

As of June 30, 2016, the Public Sector Net Debt was R$2,529.7 billion (42% of GDP) compared to R$1,962.8 billion (34.5% of GDP) as of June 30, 2015.

The following table sets forth the Public Sector Net Debt and the Government Gross Debt for each of the periods indicated below.

Table No. 29

Public Sector Debt

In Billions of Reais (R$), except percentages

	2011		2012		2013		2014		2015
		% of GDP		% of GDP		% of GDP		% of GDP		% of GDP
Net Public Sector Debt (A) where (A= B+K+L)	1,508.5	34.5	1,550.1	32.3	1,626.3	30.6	1,883.1	33.1	2,136.9	36.2
Net General Government Debt (B) where (B=C+F+I+J) (1)	1,536.2	35.1	1,581.3	32.9	1,660.2	31.2	1,915.8	33.7	2,272.2	38.5
Gross General Government Debt (C) where (C=D+E) (2)	2,243.6	51.3	2,583.9	53.8	2,748.0	51.7	3,252.4	57.2	3,927.5	66.5
Domestic Debt (D)	2,135.2	48.8	2,454.9	51.1	2,598.3	48.9	3,063.2	53.9	3,665.1	62.1
Securities Debt Market (3)	1,746.6	39.9	1,871.3	38.9	1,990.1	37.4	2,141.1	37.6	2,609.1	44.2
Central Bank Repo Operations (4)	341.9	7.8	524.0	10.9	528.7	9.9	809.1	14.2	913.3	15.5
Other Debts	46.7	1.1	59.5	1.2	79.5	1.5	113.0	2.0	142.7	2.4
External Debt (E)	108.4	2.5	129.1	2.7	149.7	2.8	189.3	3.3	262.4	4.4
Federal Government	80.1	1.8	87.5	1.8	90.1	1.7	107.0	1.9	136.5	2.3
States Government	23.7	0.5	36.1	0.8	52.6	1.0	74.2	1.3	113.7	1.9
Municipal Governments	4.6	0.1	5.4	0.1	7.0	0.1	8.2	0.1	12.1	0.2
Asset of General Government (F) where (F=G+H)	-1,128.4	-25.8	-1,395.2	-29.0	-1,512.2	-28.4	-1,579.9	-27.8	-1,917.6	-32.5
Domestic Assets (G)	-1,127.9	-25.8	-1,394.2	-29.0	-1,511.7	-28.4	-1,579.5	-27.8	-1,917.5	-32.5
Of federal Government in Central Bank	-475.6	-10.9	-620.4	-12.9	-656.0	-12.3	-605.9	-10.7	-881.9	-14.9
Credits with Official Financial Institutions (5)	-319.1	-7.3	-406.9	-8.5	-466.9	-8.8	-545.6	-9.6	-567.4	-9.6
Worker Assistance Fund (FAT)	-157.5	-3.6	-171.0	-3.6	-183.7	-3.5	-202.2	-3.6	-226.7	-3.8
Other Assets	-175.6	-4.0	-196.0	-4.1	-205.2	-3.9	-225.8	-4.0	-241.5	-4.1
External Assets (H)	-0.5	0.0	-1.0	0.0	-0.5	0.0	-0.4	0.0	-0.1	0.0
Available Central Bank Portfolio (I) (6)	410.0	9.4	382.6	8.0	429.4	8.1	308.4	5.4	373.2	6.3
Exchange Equalization (J) (7)	11.0	0.3	9.9	0.2	-4.9	-0.1	-65.2	-1.1	-110.9	-1.9
Central Bank Net Debt (K)	-52.6	-1.2	-59.7	-1.2	-65.0	-1.2	-72.0	-1.3	-187.6	-3.2
Debt	1,403.0	32.1	1,651.8	34.4	1,746.6	32.9	1,961.4	34.5	2,387.4	40.4
Monetary Base	214.2	4.9	233.4	4.9	249.5	4.7	263.5	4.6	255.3	4.3
Repo Operations	341.9	7.8	524.0	10.9	528.7	9.9	809.1	14.2	913.3	15.5
Commercial Bank Deposits	371.3	8.5	274.0	5.7	312.4	5.9	282.9	5.0	336.9	5.7
National Treasury Operating Account	475.6	10.9	620.4	12.9	656.0	12.3	605.9	10.7	881.9	14.9
Assets	-1,455.6	-33.3	-1,711.4	-35.6	-1,811.6	-34.1	-2,033.5	-35.8	-2,575.1	-43.6
Federal Securities in Bacen	-751.8	-17.2	-906.6	-18.9	-958.1	-18.0	-1,117.4	-19.6	-1,286.5	-21.8
External Assets	-651.7	-14.9	-753.2	-15.7	-869.5	-16.4	-982.0	-17.3	-1,423.6	-24.1
Other Assets	-52.1	-1.2	-51.6	-1.1	16.0	0.3	65.9	1.2	135.1	2.3
State-owned Enterprises Net Debt (L) (8)	25.0	0.6	28.5	0.6	31.2	0.6	39.4	0.7	52.3	0.9
Domestic Debt	39.7	0.9	41.3	0.9	42.0	0.8	46.7	0.8	53.4	0.9
Domestic Assets	-20.0	-0.5	-18.5	-0.4	-16.5	-0.3	-13.9	-0.2	-10.2	-0.2
Net external Debt	5.4	0.1	5.6	0.1	5.7	0.1	6.7	0.1	9.1	0.2
GDP (9)	4,373.7	—	4,805.9	—	5,316.5	—	5,687.3	—	5,904.3	—

(1)	Includes federal, State and Municipal governments debt with other economic agents.
(2)	Excludes Federal securities in the Central Bank and includes Central repo operations.
(3)	Includes market securities debt, and other securitized credits, less investment within the government and among different government levels.
(4)	Includes repo operations carried out in the extra-market segment.
(5)	Includes credits with BNDES.
(6)	Difference between the Federal securities in Central Bank and the Central Bank repo operations stock.
(7)	Equalization of the financial result of exchange reserves operations and foreign exchange derivatives operations carried out by the Central Bank (MP 435).
(8)	Petrobras and Eletrobras excluded.
(9)	GDP accumulated in the last 12 months - current prices.

Source: Central Bank

Federal Public Debt. The Federal Public Debt is a component of Public Sector Net Debt and Government Gross Debt (the largest component by amount). It is expressed as the sum of the domestic and external debt for which the Federal Government is responsible. Federal Public Debt has two components: the domestic federal public debt (Dívida Pública Federal Doméstica or “DFPD”), issued in local currency, and the external federal public debt (Dívida Pública Federal Externa or “EFPD”), issued in foreign currency.

Federal Public Debt was R$1,866.4 billion on December 31, 2011 (42.7% of GDP), R$2,008 billion on December 31, 2012 (41.8% of GDP), R$2,122.8 billion on December 31, 2013 (39.9% of GDP), R$2,295.9 billion on December 31, 2014 (40.4% of GDP), and R$2,793 billion on December 31, 2015 (47.3% of GDP). The shares of the domestic and the external debt in the FPD have presented small variations in the last years. The share of the domestic debt in the FPD decreased from 95.5% in 2011 to 94.9% in 2015, and the share represented by external debt increased from 4.5% in 2011 to 5.1% in 2015.

As of June 30, 2016, Federal Public Debt was R$2,958.4 billion (49.1% of GDP) compared to 2,583.7 billion (45.4% of GDP) on June 30, 2015.

Table No. 30

Federal Public Debt Indicators (1)

	As of December 31,
	2011	2012	2013	2014	2015
Stock of FPD held by public (R$ billion)	1,866.4	2,008.0	2,122.8	2,295.9	2,793.0
Domestic	1,783.1	1,916.7	2,028.1	2,183.6	2,650.2
External	83.3	91.3	94.7	112.3	142.8
Stock of FPD held by public (% of GDP)	42.7%	41.8%	39.9%	40.4%	47.3%
Domestic	40.8%	39.9%	38.1%	38.4%	44.9%
External	1.9%	1.9%	1.8%	2.0%	2.4%
FPD profile (%)
Fixed Rate	37.2%	40.0%	42.0%	41.6%	39.4%
Inflation Linked	28.3%	33.9%	34.5%	34.9%	32.5%
Floating Rate	30.1%	21.7%	19.1%	18.7%	22.8%
Exchange Rate	4.4%	4.4%	4.3%	4.9%	5.3%
FPD Maturity Structure:
Average Maturity (years)	3.6	4.0	4.2	4.4	4.6
Average Life (years)	6.0	6.6	6.3	6.6	6.6
Percentage Maturing in 12 months (%)	21.9%	24.4%	24.8%	24.0%	21.6%
GDP (R$ billion)	4,373.7	4,805.9	5,316.5	5,687.3	5,904.3

(1)	Includes domestic debt and external debt under National Treasury’s responsibility.

Source: Ministry of Finance/National Treasury Secretariat

Legal Aspects: Relationship of National Treasury and Central Bank

The Brazilian National Treasury Secretariat (Secretaria do Tesouro Nacional) is the sole issuer of public bonds, which are issued with three objectives: (i) to finance budget deficits; (ii) to conduct certain private transactions for reasons specified by law; and (iii) to refinance public debt. According to the Fiscal Responsibility Law, the Central Bank is prohibited from issuing public bonds. The Central Bank buys and sells federal public debt securities exclusively for conducting monetary policy. These transactions are carried out in the secondary market. Consequently, the Central Bank uses National Treasury bonds that are in its portfolio as collateral (e.g., in repo transactions).

The aggregate amount of federal domestic securities debt held by the Central Bank increased from R$751.8 billion (17.2% of GDP) on December 31, 2011 to R$1,286.5 billion (21.8% of GDP) on December 31, 2015. A significant portion of this portfolio was used as collateral in Central Bank repurchase (repo) operations, amounting to R$913.3 billion (15.5% of GDP) on December 31, 2015. For more information, see “The Financial System — Monetary Policy and Money Supply”.

The Fiscal Responsibility Law also provides for the transfer of any positive balances from the Central Bank to the National Treasury within ten business days after the approval of the half-year balance sheets. Negative results must be classified as a National Treasury liability to the Central Bank and it must be stated in a specific budget allocation account.

Legal Aspects: Public Debt Regulation and Taxation

Regulation. Pursuant to Article 52 of the Constitution, the Brazilian Senate is vested with powers to: (i) establish, at the request of the President, global limits for the consolidated debt of the Federal Government, the States, the Federal District and Municipalities, (ii) provide the terms and conditions of the internal and external financial transactions of the Federal Government, including state-owned enterprises, at all levels of government, (iii) provide for limits on the terms and conditions for guarantees by the Federal Government of any internal or external financial transaction, and (iv) establish global limits and conditions for the amount of the debt in the form of securities of the States, the Federal District and Municipalities. In addition, all external financial transactions of the Federal Government, the States, the Federal District and Municipalities must be authorized by the Senate.

The Federal Government is vested with powers to establish general rules on public finance. It used such powers to enact the Fiscal Responsibility Law, which adopted several rules regarding public debt. Law No. 4,320 dated March 17, 1964 and the Fiscal Responsibility Law provide the structural regulation of the public debt, which lays the foundation for Brazil’s public finances and debt management. In addition, the Budgetary Guidelines, which guides the Annual Budget, may contain provisions that further regulate the public debt. The Budgetary Guidelines and the Annual Budget provide for “periodic” regulation of the public debt, as they are only in force for the fiscal year to which they apply.

In 2001, the Senate approved Resolutions Nos. 40 and 43, which set global limits for the amount of consolidated public debt and public securities debt of the Federal District, States and Municipalities. It also set limits for domestic and external loans and guarantees by the Republic. Similar resolutions are included in State constitutions and Municipal constitutions (lei orgânica municipal), and they allow legislative branches at various government levels to further limit their public debt.

Law No. 10,683 dated May 28, 2003 specifies that it is the responsibility of the Ministry of Finance to manage the Federal Government’s domestic and external public debt. Moreover, the Fiscal Responsibility Law states that the Ministry of Finance must verify compliance with the limits and conditions related to each public loan facility. Federal Decree No. 7,482 of May 23, 2011 further regulates the matters comprised under Law No. 10,683. Such decree sets forth and approves the internal structure of the Ministry of Finance, stipulating that the National Treasury is responsible for managing, directly or indirectly, the public domestic and external debt under the Federal Government. In addition, the decree requires the National Treasury to verify certain loan information. The Ministry’s Administrative Act No. 183 of July 31, 2003 stipulates that the National Treasury will handle securities operations and the National Treasury’s Administrative Act No. 410 of August 4, 2003 sets forth the rules for auctions of public securities.

Managers of the federal executive branch are bound by Brazil’s Code of Public Ethics, which includes specific penalties for failure to comply with the provisions of the Fiscal Responsibility Law. High-level government managers (ministers or secretaries) are also bound by the Code of Conduct of the High Federal Administration (Código de Conduta da Alta Administração Federal), which provides for admonition and reprimand depending on the severity of the ethical violation. In addition to these penalties, public servants will not be eligible for elected office if they (i) are convicted criminally, (ii) have exhausted all appeals for crimes against the economy, public administration and public assets, and (iii) have accounts related to the exercise of public positions or offices that have been rejected by the Courts of Audit for irreparable irregularities.

On November 16, 2004, the Senate issued Senate Resolution No. 20, which authorizes, among other things, (i) the foreign issuance of debt securities denominated in Reais or a foreign currency and (ii) liability management through repurchases, exchanges and other transactions, including financial derivatives, in each case pursuant to the National Treasury’s Program of Securities Issuance and Management of Liabilities Abroad. The National Treasury is permitted to issue up to an aggregate of US$75 billion under this program, subject to subsequent renewals by the Senate. The proceeds of the sale of securities under this program are to be used solely for the payment of the National Treasury’s federal public debt.

Taxation. There are two taxes on investments in public bonds: Income Tax and IOF. For residents, the rate of income tax declines as the term of the investment increases ranging from 22.5% (180 days or less) to 15% (over 720 days). For non-residents, the incurrence of Income Tax rate for investments in public bonds depends on the residence of the investor. Most foreign investors, will enjoy a tax exemption, provided that they fulfill conditions established by the regulations of the National Monetary Council (Conselho Monetário Nacional) in establishing their foreign investor status. For investors from countries considered tax havens, the investments are subject to the same rules that apply to resident investors.

The IOF tax rates are the same for residents and non-residents. The rate of IOF tax also declines as the term of the investment increases. For example, a one-day investment will have 96% of its revenue subject to the tax, but an investment held in excess of 30 days will have 0% of its revenue subject to the tax.

Federal Public Debt Annual Borrowing Plan

Since 2001, the National Treasury has published a Federal Public Debt Annual Borrowing Plan (Plano Annual de Financiamento or “Annual Borrowing Plan”) with the objectives of making Brazil’s debt management process more predictable and transparent. In managing the Federal Public Debt, the National Treasury seeks to meet the Public Sector Borrowing Requirements at the lowest possible long-term financing cost, while maintaining prudent risk levels. The National Treasury also supports the smooth operation of the Brazilian public debt bond market.

In addition to explaining the National Treasury’s debt management objectives, the Annual Borrowing Plan also includes guidelines for managing the Federal Public Debt. These guidelines recommend: (i) gradually replacing floating rate bonds with fixed rate or inflation-linked instruments; (ii) consolidating the share of exchange rate-linked instruments of the outstanding debt, in accordance with long term limits; (iii) relaxing the maturity structure, with special attention to short-term debt; (iv) increasing the average maturity of the outstanding debt; (v) developing the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets); (vi) increasing the liquidity of federal public securities on the secondary market; (vii) broadening the investor base; and (viii) improving the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The Annual Borrowing Plan 2016 targets total public debt within a band of R$3.1 trillion and R$3.3 trillion, up from R$2.8 trillion in 2015. The target composition for the year 2016 contemplates (i) fixed rate debt between 31% and 35% of total debt, compared to 39.4% in 2015; (ii) inflation-indexed debt between 29% and 33%, compared to 32.5% in 2015; (iii) floating rate debt between 30% and 34%, compared to 22.8% in 2015; and (iv) foreign exchange indexed debt between 3% and 7%, compared to 5.3% in 2015. The percentage of debt falling due within 12 months is targeted between 16% and 19%, compared to 21.6% in 2015; and the average term is targeted to increase to between 4.5 and 4.7 years, compared to 4.6 years in 2015.

Results Achieved and Advances in Debt Management in 2015

Gross requirements in 2015, consisting of domestic and external public debt maturities in the market and the charges on bonds in the Central Bank portfolio, reached R$ 778.1 billion. Net borrowing requirements are calculated by subtracting established budgetary resources for purposes of debt payment (which totaled R$ 162.2 billion in 2015) from the gross requirements, reaching the net requirement of R$615.8 billion for 2015.

Domestic Debt. The year of 2015 experienced an increase in net issuances compared to previous years, reaching R$ 149.9 billion, being R$856.4 billion in issuances and R$ 706.6 billion in redemptions.

The debt outstanding increased 2.91%, shifting from R$ 2,575.26 billion to R$ 2,650.2 billion, due to net issuances in the amount of R$ 44.47 billion and positive interest appropriations in the amount of R$ 30.44 billion.

In 2015, the National Treasury followed the basic guidelines detailed in its 2015 Annual Borrowing Plan. These guidelines include lengthening the short term of Federal Public Debt, and maintaining short-term maturities at prudent levels. Additionally, the strategy adopted by the National Treasury was aimed at ensuring that, in light of the unfavorable market conditions cited above, Federal Public Debt composition would not significantly distance itself from its trajectory towards an optimum structure. Nevertheless, this effort has not prevented a temporary deviation of the structure from the public debt targets set in the 2015 Annual Borrowing Plan.

The National Treasury had to reassess the premise of its strategic planning for Federal Public Debt in the short term, which led to the revision of the limits for the 2015 Federal Public Debt outstanding from R$2.45 billion as minimum and R$2.60 billion as maximum to R$2.65 billion as minimum and R$2.80 billion as maximum. The other limits of Federal Public Debt indicators, established in the 2015 Annual Borrowing Plan, were not revised.

During the first half of 2015, as foreseen in the ABP 2015, the National Treasury issued volumes higher than its borrowing requirements with the objective of reducing excess liquidity in the financial system, represented by the stock of repo operations in the market. Derived from the stock limit adjustment, the greater volume of issuances also resulted in an expansion of the cushion available for public debt management.

As a consequence, although the target composition contemplated by the 2015 Annual Borrowing Plan had foreseen fixed rate debt between 40% and 44% of total debt; inflation-indexed debt between 33% and 37%; and floating rate debt between 17% and 22%, these targets were not met. The actual results were 39.4% of fixed rate debt; 32.5% of inflation-indexed debt; and 22.8% of floating rate debt.

External Federal Public Debt

External Debt. Brazil’s External Federal Public Debt was at R$83.3 billion on December 31, 2011 (1.9% of GDP), R$91.3 billion on December 31, 2012 (1.9% of GDP), R$94.7 billion on December 31, 2013 (1.8% of GDP), R$112.3 billion on December 31. 2014 (2% of GDP), and R$142.8 billion on December 31, 2015 (2.4% of GDP). The following table set forth a summary of external federal debt

Table No. 31

External Federal Public Debt

In Billions of Reais (R$), except percentages

	2011	2012	2013	2014	2015
External Federal Public Debt (1)	83.3	91.3	94.7	112.3	142.8
EFPD (% of GDP)	1.9%	1.9%	1.8%	2.0%	2.4%
Securities	71.7	78.2	85.4	102.6	131.0
Global US$	55.4	61.9	68.7	82.6	111.4
Euro	4.2	2.3	2.8	6.0	5.7
Global R$	12.0	13.9	13.9	13.9	13.9
Restructured Debt (2)	0.1	0.1	—	—	—
Contractual	11.6	13.1	9.3	9.7	11.9
Multilateral Organizations	6.9	7.4	3.1	3.5	5.0
Private Financial Institutions/Gov. Agencies	4.7	5.7	6.2	6.2	6.9

(1)	All External Federal Public Debt values converted to US$ and then, converted to R$ at the spot FX-rate as of the month’s last day
(2)	Refers to the pre-Brady bond (BIB), which does not have an embedded call option.

Source: National Treasury

Recent Security Offerings

In 2015, there were no issuance in the external market due to unfavorable conditions resulting from the political and economic crisis in Brazil, combined with the pre-financing of liabilities in foreign currency carried out by the Treasury through advanced purchase of dollars. The policy of enhancing the yield curve was fulfilled through the early redemption of non-benchmark bonds.

On March 10, 2016, the Republic issued US$ 1.5 billion of its 6% Global Notes 2026. The bond bears interest at 6% paid semi-annually every April and October, until its maturity in April 2026.

On July 21, 2016, the Republic issued US$ 1.5 billion of its 5.625% Global Bonds due 2047. The bonds bear interest at 5.625% paid semi-annually every February and August, until its maturity in February 2047.

External Federal Public Debt

In 2015, the outstanding debt reached R$ 142.84 billion (US$ 36.58 billion), with R$ 130.96 billion (US$ 33.54 billion) referring to securities debt and R$ 11.88 billion (US$ 3.04 billion) to contractual debt. The variation was mainly due to the appreciation of the Real against the basket of currencies that make up the stock of external debt.

Anticipated Buyback Program

The National Treasury kept, in 2015, its Anticipated Buyback Program of external debt securities, important instrument for improving the external yield curve, by taking out of circulation old bonds that do not adequately reflect the current borrowing cost of this debt, in addition to mitigating the refinancing risks of that debt. Table No. 32 demonstrates the results of this strategy, reflecting the buyback volume of those securities that are no longer available for further issuance.

The Anticipated Buyback Program of external debt securities, in 2015, made anticipated acquisitions of US$ 531.3 million (face value). It is observed that the Program repurchase average between 2006 and 2013, of US$ 3 billion, was higher than the average between 2014 and 2015, of US$ 736.3 million. This decrease is related to the reduction in the outstanding amount of these securities over the past few years and the fact that the Treasury has made less frequent external issuances.

Table No. 32

External Public Debt Buyback Program

In Millions of U.S. Dollars

	2011	2012	2013	2014	2015
Face Value	2,277.8	1,394.1	3,271.2	740.0	456.5
Financial Value	2,911.7	1,775.0	4,565.3	941.3	531.3

Source: Ministry of Finance; National Treasury Secretariat

In 2015, in line with the objective of improving the external yield curve, the National Treasury exercised the built-in call option of the Global 2040 bond, which is part of the securities portfolio of External Federal Public Debt. This bond, issued on August 9, 2000, was fully redeemed. The exercise of the built-in call option amounted to US$ 1.2 billion in face value.

The National Treasury also anticipated the purchase of dollars for payment of short and medium-term debt to reduce the risks associated to its external indebtedness. Over the course of 2015, the National Treasury made anticipated acquisitions of US$ 500 million (face value), which, together with the net purchases made in previous years and not yet utilized, brought the total to a level sufficient to cover the principal and interest flows maturing in 2016.

Ratings

The Brazilian sovereign external debt credit ratings have recently been revised by all three major agencies: Standard & Poor’s, Fitch Ratings and Moody’s Investor Service. The current government bond ratings of Brazil are: (i) “BB” with a negative outlook, according to Standard & Poor’s; (ii) “BB” with a negative outlook, according to Fitch Ratings; and (iii) “Ba2” with a negative outlook, according to Moody’s Investors Service.

The following is a summary of the evolution of Brazil’s credit risk rating throughout recent years.

Standard & Poor’s. In March 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook. In March 2015, Standard & Poor’s affirmed its ‘BBB-’ long-term foreign currency sovereign credit rating and its ‘BBB+’ long-term local currency rating on Brazil. The outlook on long-term credit ratings remained stable. In July 2015, Standard & Poor’s affirmed its investment grade rating of ‘BBB-’ for long-term foreign currency sovereign credit and of ‘BBB+’ for long-term local currency, but changed the outlook on Brazil’s long-term foreign currency sovereign credit rating from stable to negative. In September 2015, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB+” and the long-term local currency rating to “BBB-” with a negative outlook. In February 2016, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB” and the long-term local currency rating to “BB+” with a negative outlook.

Fitch Ratings. In April 2015, Fitch Ratings affirmed its investment grade rating of “BBB” with a negative outlook. On October 15, 2015, Fitch Ratings downgraded Brazil’s foreign and local currency ratings to “BBB-” and the outlook was changed from stable to negative. In December 2015, Fitch Ratings downgraded Brazil’s foreign and local currency ratings to “BB+” and kept a negative outlook. In May 2016, Fitch Ratings downgraded Brazil’s foreign local currency to “BB” from “BB+”. The outlook remains negative.

Moody’s Investors Service. In September 2014, Moody’s Investors Service affirmed Brazil’s “Baa2” government bond rating but changed the outlook from stable to negative. On August 11, 2015, Moody’s Investors Service downgraded Brazil’s government bond rating to “Baa3” with a stable outlook. In December 2015, Moody’s Investors Service placed Brazil’s Baa3 issuer and bond ratings on review for downgrade. In February 2016, Moody’s Investors Service downgraded Brazil’s issuer and bond ratings to Ba2 and changed the outlook to negative.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil depends on economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Brazil discloses these ratings because, though it has no control over ratings, they are important to Brazil’s ability to obtain the financing that it needs on terms that are favorable to it.

Regional Government Debts (State and Municipal)

After the launch of the Plano Real in July 1994, the financial situation of the States and their banks deteriorated. The Federal Government was forced to negotiate a fiscal adjustment program with subnational governments and assume over R$100 billion in State and Municipal governments debt. Law 9,496, dated September 11, 1997, established criteria for the consolidation, refinancing and assumption of the subnational debt. The fiscal adjustment program established targets that the regional government had to follow for financial debt, primary result, personnel expenses, investments, revenues and privatizations. Payments for renegotiated debt payments are guaranteed by the tax revenues of regional governments collected by the Federal Government and voluntary transfers from the Federal Government to regional governments. Upon a default by a subnational entity to the Federal Government, the Federal Government can enforce the guarantees by withholding such transfers of tax revenues or voluntary transfers.

Decree No. 8,616, dated December 29, 2015, regulates Complementary Law No. 148, dated November 25, 2014, which authorized changing the benchmark index used to calculate the interest that regional governments pay on debt to the Federal Government. Starting on January 1, 2013, the new terms would allow regional governments’ debts to be adjusted by the IPCA plus 4% per year, or by the Central Bank’s Selic benchmark overnight rate, whichever is lower. Previously the debts were adjusted by the country’s IGP-DI plus 6% to 9% per year. The law also allows the Federal Government to readjust regional government debts back to the date each State or Municipality signed a debt-renegotiation deal with the central government. However, the retroactive adjustment of debt can only be made using the Selic index.

After issuing Decree No. 8,616, the Federal Government started renegotiating State governments’ debts. However, during the renegotiation process, the Supreme Court granted an injunction (initially granted to the State of Santa Catarina and later extended to other States - Rio de Janeiro, Sergipe, São Paulo, Pará, Minas Gerais, Mato Grosso do Sul, Rio Grande do Sul and Goiás) based on the claim of these States that the rebate calculation pursuant to art. 3 of the complementary law should be carried out using simple capitalization of the Selic index.

On July 1st, 2016, the Supreme Court approved the agreement reached between the Federal Government and State Governments. The agreement foresees the extension of State governments’ debts for an additional period of 20 years, with a grace period from July to December 2016 during which up to 100% of the amount of the installments will be pardoned. The amount due and not paid during the period when the injunction granted to State governments was in force will be paid in up to 24 installments, beginning July 2016. Congress approval of agreement is still pending.

The Federal Government also guarantees the external loans of certain Brazilian sub-national governments. These loans are counter-guaranteed by collateral, including permitted transfers and the sub-national’s revenues.

From August to November 2015, the Federal Government suspended the analysis of requests for new external loans from State and Municipal Governments. The Federal Government understood at that time that the changes in the macroeconomic environment, including the then recent revaluation of Brazil’s sovereign external debt rating by the international ratings agencies, forced a reassessment of Brazil’s collateral policy and the expansion of sub-national debt, which has a direct impact on the Government Gross Debt and in the External Debt of the Public Sector. The Federal Government reviewed the form in which guarantees to the external loans to sub-national governments are granted.

The outstanding balance of guarantees granted by the Federal Government to Sub-national external loans increased from R$ 42.8 billion in 2011 to R$ 110.6 billion in 2015, and decreased to R$ 207.3 billion in the period between January and April 2016. The decrease of the outstanding balance in the last four months is mainly explained by the exchange rate variation.

From 2005-2015, there was no need for the Federal Government to honor any commitments due to the guarantees granted to regional governments. However, in May and June 2016, the Federal Government had to pay liabilities incurred by the State of Rio de Janeiro in the amount of R$ 293.4 million, but the Federal Government has already recovered the value adjusted by the Selic rate through executing the collaterals.

Contingent Liabilities

In addition to regular federal domestic securities debt issuances, the Federal Government may assume and restructure liabilities resulting from the disposal or winding-up of state-owned enterprises, subsidies, and adjustments made prior to privatization processes. In the past, such liabilities have been restructured to synchronize their maturity dates with the payment capacity of the National Treasury, as well as to lengthen the maturity of the public debt and to make transactions more transparent.

The Federal Government closely monitors its contingent liabilities. As required by the Fiscal Responsibility Law, the Budgetary Guidelines for each year contains an annex that provides information regarding fiscal risks and projections for the subsequent two years in terms of primary balances, debt stock, and revenue and expenditure aggregates.

The main contingent liability monitored by the Federal Government concerns the Compensation Fund for Salary Fluctuation (Fundo de Compensação de Variações Salariais, or “FCVS”). Since 1967, the Federal Government introduced subsidies to homeowners to address the effects of high inflation on mortgage rates. These subsidies were implemented through the FCVS, which provided mortgage lenders in Brazil with a credit equal to the difference between the lender’s actual cost of funds and the amounts due by the borrower under the mortgage agreement.

Although the FCVS program has not covered any mortgages since March 1990, the aggregate amount of the FCVS subsidy still constitutes the main contingent liability of the Federal Government. The aggregate amount of securitized debt as of December 31, 2015 was R$7.7 billion, of which R$7.3 billion is related to the FCVS. As of December 31, 2015, the Federal Government estimates the amount of debt yet to be securitized as R$119.8 billion (2% of GDP), of which approximately 81.6% is related to the FCVS.

External Debt Restructuring and Debt Record

On April 15, 1994, Brazil issued approximately US$43.1 billion principal amount of bonds (referred to as Brady Bonds) to holders of certain medium- and long-term public sector debt (which is referred to herein as eligible debt) of Brazil, or guaranteed by Brazil, owed to commercial banks and certain other private sector creditors in consideration for the tender by such holders of their eligible debt and interest arrears accrued in respect thereof since January 1, 1991. Since the Brady restructuring in 1994, Brazil has timely serviced its external debt without default.

TABLES AND SUPPLEMENTARY INFORMATION

Table No. 33

External Direct Debt of the Federal Government (1)

in Millions of Currency of Denomination

Type	Interest Type	Issue Date (2)	Final Maturity	Currencies	Principal Amount (2) Outstanding at Dec 31, 2015	Interest (3)
Multilateral Organizations
World Bank	Variable	15-Sep-02	15-Jun-17	US$	0.5	1.60%
World Bank	Variable	15-Aug-08	15-Aug-23	US$	3.2	0.90%
World Bank	Variable	15-Aug-09	15-Feb-39	US$	30.7	1.60%
World Bank	Variable	15-Jul-05	15-Jan-22	US$	356.3	1.60%
World Bank	Variable	15-Jan-07	15-Jul-23	US$	0.7	1.35%
World Bank	Variable	15-Jan-06	15-Jul-22	US$	3.1	1.35%
World Bank	Variable	15-Jun-07	15-Dec-22	US$	87.5	0.90%
World Bank	Variable	15-Jun-06	3-Jun-24	US$	36.6	0.90%
World Bank	Variable	15-Dec-08	13-Jan-41	US$	89.1	0.85%
World Bank	Variable	15-Dec-09	22-Jun-40	US$	4.0	0.85%
World Bank	Variable	15-May-10	15-May-40	US$	34.9	0.85%
World Bank	Variable	15-Jul-04	3-Nov-20	US$	37.6	0.85%
World Bank	Variable	10-May-12	15-May-42	US$	189.2	0.85%
World Bank	Variable	2-Dec-12	7-Jun-42	US$	8.3	0.85%
World Bank	Variable	13-Sep-11	15-Sep-29	US$	18.5	0.85%
World Bank	Variable	15-Dec-03	15-May-18	US$	1.4	0.00%
				Total (World Bank)	901.5

IDB	Variable	11-Dec-10	11-Dec-35	US$	3.4	0.61%
IDB	Variable	15-Dec-10	15-Dec-30	US$	111.5	0.61%
IDB	Variable	15-Dec-10	15-Dec-30	US$	3.2	0.61%
IDB	Variable	18-May-01	18-May-21	US$	154.6	3.50%
IDB	Variable	15-Jan-08	15-Jan-28	US$	21.1	3.50%
IDB	Variable	15-Jan-08	15-Jan-27	US$	43.8	3.50%
IDB	Variable	10-Mar-10	10-Mar-30	US$	2.0	0.61%
IDB	Variable	15-Sep-10	15-Sep-30	US$	4.2	0.61%
IDB	Variable	30-Jan-12	30-Jan-32	US$	4.8	0.61%
IDB	Variable	15-May-12	15-May-32	US$	2.7	0.61%
IDB	Variable	01-Jun-14	01-Jan-29	US$	3.1	0.61%
IDB	Variable	09-Mar-15	10-Jun-28	US$	3.0	0.61%
IDB	Variable	15-Dec-14	15-Nov-28	US$	1.1	1.51%
				Total (IDB)	358.6

Others	Fixed	01-Sep-01	01-Mar-17	US$	2.3	5.82%
Others	Fixed	24-Feb-15	06-Aug-32	US$	1.4	5.82%
Others	Fixed	20-Feb-15	18-Aug-32	US$	0.4	5.82%
	Total Others (from Multilateral Organizations)				4.1
Total (Multilateral Organizations)					1,264.2

Foreign governments
Governments Agencies	Fixed	21-Apr-87	31-Dec-18	US$	3.0	2.00%
Governments Agencies	Fixed	1-Aug-01	1-Aug-16	JPY	3.1	2.75%
Governments Agencies	Fixed	30-Jun-05	30-Jun-19	EUR	5.6	2.00%

Type	Interest Type	Issue Date (2)	Final Maturity	Currencies	Principal Amount (2) Outstanding at Dec 31, 2015	Interest (3)
Governments Agencies	Fixed	30-Jun-05	30-Dec-16	EUR	0.0	3.50%
Governments Agencies	Fixed	17-Jan-85	31-Dec-15	DEM	0.0	4.50%
Governments Agencies	Fixed	30-Jun-05	30-Dec-16	EUR	0.0	2.00%
Governments Agencies	Variable	20-Oct-10	20-Apr-28	JPY	19.6	1.10%
Governments Agencies	Variable	26-Dec-04	26-Jun-16	JPY	13.6	1.30%
Governments Agencies	Variable	24-May-07	24-Nov-17	JPY	18.7	1.10%
Governments Agencies	Fixed	26-Jun-04	29-Jun-21	EUR	1.9	4.50%
Total (Foreign Governments)					65.5

BONDS
Bonds (GLOBAL)
Global Bond (2016)	Fixed	26-Sep-05	5-Jan-16	R$	737.7	12.50%
Global Bond (2017)	Fixed	14-Nov-06	13-Jan-17	US$	2,147.2	6.00%
A Bond (2018)	Fixed	1-Aug-05	20-Jan-18	US$	241.7	8.00%
Global Bond (2019)	Fixed	14-Oct-04	14-Oct-19	US$	794.8	8.88%
Global Bond (2019-N)	Fixed	6-Jan-09	15-Jan-19	US$	1,913.2	5.88%
Global Bond (2020)	Fixed	26-Jan-00	14-Jan-20	US$	149.2	12.25%
Global Bond (2021)	Fixed	22-Apr-10	22-Jan-21	US$	2,917.5	4.88%
Global Bond (2022)	Fixed	13-Sep-06	5-Jan-22	R$	578.4	12.50%
Global Bond (2023)	Fixed	12-Sep-12	5-Jan-23	US$	2,124.0	2.63%
Global Bond (2024)	Fixed	16-Mar-01	14-Apr-24	US$	1,105.0	8.88%
Global Bond (2024-B)	Fixed	16-Apr-03	14-Apr-24	US$	87.4	8.88%
Global Bond (2024)	Fixed	27-Apr-12	5-Jan-24	R$	806.7	8.50%
Global Bond (2025)	Fixed	4-Feb-05	4-Feb-25	US$	931.4	8.75%
Global Bond (2025-B)	Fixed	1-Nov-13	7-Jan-25	US$	4,270.0	4.25%
Global Bond (2027)	Fixed	9-Jun-97	15-May-27	US$	1,356.9	10.13%
Global Bond (2028)	Fixed	14-Feb-07	10-Jan-28	R$	1,220.2	10.25%
Global Bond (2030)	Fixed	29-Mar-00	5-Mar-30	US$	422.5	12.25%
Global Bond (2034)	Fixed	20-Jan-04	19-Jan-34	US$	1,560.6	8.25%
Global Bond (2037)	Fixed	18-Jan-06	20-Jan-37	US$	1,955.9	7.13%
Global Bond (2041)	Fixed	7-Oct-09	7-Jan-41	US$	2,493.9	5.63%
Global Bond (2045)	Fixed	1-Aug-14	27-Jan-45	US$	3,550.0	5.00%
				Total (“Globals”)	31,364.3
Bonds (EUROS)
1997 Euro Bond (2017)	Fixed	26-Jun-97	26-Jun-17	EUR	337.6	11.00%
2014 Euro Bond (2021)	Fixed	3-Apr-14	1-Apr-21	EUR	1,088.5	2.88%
				Total (“Euros”)	1,426.1
Total (Bonds)					32,790.4

Commercial Banks
Import Financing Credits with
Guarantee of Foreign Governments	Fixed	29-Dec-05	29-Jun-21	US$	289.0	4.75%
Import Financing Credits without Guarantee of Foreign Governments	Fixed	29-Nov-07	19-Jan-16	US$	0.1	6.88%
Import Financing Credits without Guarantee of Foreign Governments	Fixed	14-Dec-11	15-Jun-20	EUR	327.0	5.10%
Loans	Variable	5-Dec-00	1-Dec-19	GBP	0.1	0.59%
Loans	Variable	5-Dec-00	1-Apr-35	GBP	0.1	0.59%

Type	Interest Type	Issue Date (2)	Final Maturity	Currencies	Principal Amount (2) Outstanding at Dec 31, 2015	Interest (3)
Total (Commercial Banks)					616.3

Others
Import Financing Credits without Guarantee of Foreign Governments	Variable	25-Feb-01	25-Aug-18	US$	6.9	1.60%
Import Financing Credits without Guarantee of Foreign Governments	Fixed	14-Mar-02	14-Mar-16	US$	0.1	7.33%
Total (Others)					7.0

Total					34,743.4

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	In the case of variable rates, the interest rate of the last paid coupon.

Source: Central Bank.

Table No. 34

External Debt Guaranteed by the Federal Government (1)

In Millions of U.S. Dollars

Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount Outstanding as of Dec 31, 2015
I. To Public Entities
Multilateral Organizations
World Bank	Various	Various	Various	Various	15,715	14,849
Inter-American Development Bank (IDB)	Various	Various	Various	Various	19,129	13,336
International Monetary Fund (IMF)	Various	Various	Various	SDR	4,001	4,001
Others	Various	Various	Various	Various	1,725	1,443
			Total (Multilateral Organizations)			33,628

Foreign Governments
Import Financing Credits	Various	Various	Various	Various	524	128
Original Loans	Various	Various	Various	Various	3,217	1,915
			Total (Foreign Governments)			2,043

Bonds
1988 New Money Bond	Floating	29-Sep-88	15-Oct-99	US$		0
			Total (Bonds)			0

Type	Interest	Issue Date	Final Maturity	Currencies	Amount Disbursed	Principal Amount Outstanding as of Dec 31, 2015
Commercial Banks
1988 Multi-Year Deposit Facility Agreement (MYDFA) Deposited at Central Bank	Floating	29-Sep-88	15-Sep-07	Various
Import Financing Credits without Guarantee of Foreign Governments	Various	Various	Various	Various	339	165
Loans	Various	Various	Various	Various	4,663	3,663
				Total (Commercial Banks)		3,828

				Total for Public Entities		39,499
II. To Private Companies
Loans (2)	Various	Various	Various	Various	310	58
III. Intercompany Loans
	Various	Various	Various	Various	0	0
				Total for Private Entities		58

				Total for Public and Private Entities		39,556

(1)	Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (sell side) at December 31, 2015.
(2)	Including Privatized Companies

Source: Central Bank.

Table No. 35

Internal Securities Debt of the Republic

In Millions of U.S. Dollars

Name	Index (1)	Interest Rate	Issuance Date	Final Maturity	Outstanding as of Dec 31, 2015
National Treasury Letters (NTL)	Fixed	— (2)	Various (Jan 2012–Jul 2015)	Various (Jan 2016–Jul 2019)	195,779
National Treasury Notes (NTN)
A Series	US$	6.00%	(Dec 1997)	(Apr 2024)	3,683
B Series	IPCA	6.00%	Various (Mar 2002–Jan 2015)	Various (Aug 2016- May 2055)	207,350
C Series	IGP-M	6% and 12%	Various (Jan 2001–May 2002)	Various (Jul 2017–Jan 2031)	20,507
F Series	Fixed	10%	Various (Jan 2007–Jan 2015)	Various (Jan 2017– Jan 2025)	82,720
I Series	US$	0% and 12%	Various (Nov 2000–Fev 2001)	Various (Jan 2016–Jul 2037)	576
P Series	TR	6.00%	Various (Jun 2000–Jan 2014)	Various (Feb 2016– Jan 2030)	64

Financial Treasury Letters (FTL)	Overnight	—	Various (Mar 2009– May 2015)	Various (Mar 2016– Sep 2021)	160,365

Name	Index (1)	Interest Rate	Issuance Date	Final Maturity	Outstanding as of Dec 31, 2015
National Treasury Certificate (CTN)	IGP-M	12%	Various (May 1998– Aug 2004)	Various (May 2018– Aug 2024)	3,676
Financial Treasury Certificate (CFT)
A Series	IGP-DI	6% and 12%	Various (Sep 1998–Apr 2000)	Various (Jan 2016–Sep 2028)	245
B Series	TR	6.00%	Various (Jan 1997–Jan 2006)	Various (Jan 2027–Jan 2036)	8
D Series	US$	0% and 6%	Various (Apr 2000–Apr 2002)	Jan 2016–May 2031	368
E Series	IGP-M	Various	Various (Dec 2000–Jan 2015)	Various (Jan 2016–Jan 2045)	751

Securitized Credits	IGP-DI	Various	Various (Jun 1998–Aug 1998)	(Jan 2016–Jan 2022)	105
	TR	Various	Jan 1997–Jun 1998	Various (Jan 2016–Jan 2027)	1,866

Public Debt Certificate (CDP)	TR	Various	(Mar 1998-Mar 2002)	Various (Mar 2028- Mar 2032)	0
Agrarian Debt Securities (TDA)	TR	Various	Various	Various(Jan 2016 – Nov 2032)	633
Total					678,694

(1)	Securities indexed to each indicated rate/index:

Overnight = Central Bank’s overnight rate

IGPM = General Price Index (market based)

IPCA = Broad National Consumer Price Index

IGP-DI = General Price Index-Domestic Supply

Fixed = Pre-fixed interest rates

US$ = U.S. dollar exchange rate

TR = Index based on average daily rate of certificates of deposit issued by certain major Brazilian banks

(2)	Zero-coupon securities issued at a discount from their face amount
(3)	Exchange rate (sell side) at end of December 31, 2015 (R$ 3,9048 = US$1.00)
(4)	Monthly interest rate

Source: National Treasury Secretariat